Calculation of Registration Fee

Title of Each Class of Securities Offered	Amount to be Registered (1)	Maximum Aggregate Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(2)
Preferred Shares, par value Ps 500 each (3)	63,999,997	$15.00	$959,999,955	$110,016.00

(1)	Includes (a) 2,668,196 preferred shares represented by 667,049 ADSs that are issuable upon the exercise of the underwriters’ option within 30 days to purchase additional preferred shares and (b) all preferred shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public. The preferred shares are not being registered for the purpose of sales outside the United States.

(2)	Calculated in accordance with Rule 457 (r) under the Securities Act of 1933.

(3)	The preferred shares may be represented by American Depositary Shares (“ADS”), each representing four preferred shares, evidenced by American Depository Receipts (“ADRs”), to be issued upon deposit of the preferred shares being registered hereby, and that have been registered pursuant to a separate registration statement on Form F-6 (file No. 333-127306) filed on August 8, 2005 and on Form F-6 (file No. 333-148651) filed on January 14, 2008.

Filed Pursuant to Rule 424(b)(5)
File Number 333-168077

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated July 13, 2010)

Bancolombia S.A.

4,447,002 American Depositary Shares Representing 17,788,008 Preferred Shares

We are offering 4,447,002 American depositary shares (“ADS”), each representing four of our preferred shares. The ADSs are being offered in the United States and elsewhere outside of Colombia by the underwriters named in this prospectus supplement.

The ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “CIB”. The preferred shares trade on the Bolsa de Valores de Colombia (the “Colombian Stock Exchange”) under the symbol “PFBCOLOM.” On January 31, 2012, the last reported sale price of the ADSs on the NYSE was US$62.01 per ADS and the last reported sale price of the preferred shares on the Colombian Stock Exchange was Ps 27,960 per preferred share.

Investment in the ADSs involves risks. See “Risk Factors” beginning on page S-12 of this prospectus supplement to read about certain risk factors you should consider before investing in the ADSs.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and accompanying prospectus. Any representation to the contrary is a criminal offense.

The ADSs may not be offered or sold, directly or indirectly, in Colombia or to any resident of Colombia, except as permitted by applicable Colombian law.

THE REVIEW OF THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS CONSIDERED ESSENTIAL IN ORDER TO ALLOW AN ADEQUATE EVALUATION OF THE INVESTMENT BY POTENTIAL INVESTORS. THE PREFERRED SHARES HAVE BEEN REGISTERED IN THE REGISTRO NACIONAL DE VALORES Y EMISORES (THE COLOMBIAN NATIONAL REGISTRY OF SECURITIES AND ISSUERS). NEITHER THE REGISTRATION NOR THE APPROVAL OF THE PUBLIC OFFER ISSUED BY THE SUPERINTENDENCIA FINANCIERA DE COLOMBIA (THE COLOMBIAN SUPERINTENDENCY OF FINANCE) SHOULD BE UNDERSTOOD AS A RATING OR ASSUMPTION OF LIABILITY BY THE COLOMBIAN SUPERINTENDENCY OF FINANCE WITH RESPECT TO THE ISSUER, PRICE, QUALITY OR TRADEABILITY OF THE SECURITIES OR OF THE ISSUANCE, OR OF OUR SOLVENCY. THE REGISTRATION OF THE PREFERRED SHARES ON THE COLOMBIAN STOCK EXCHANGE SHOULD NOT BE UNDERSTOOD AS A RATING OR ASSUMPTION OF LIABILITY BY THE COLOMBIAN STOCK EXCHANGE WITH RESPECT TO THE ISSUER, PRICE, QUALITY OR TRADEABILITY OF THE SECURITIES OR OF THE ISSUANCE, OR OF OUR SOLVENCY.

	Per ADS	Total
Public offering price	$60.00000	$266,820,120
Underwriting discount(1)	$1.52922	$6,800,444
Proceeds to us (before expenses)	$58.47078	$260,019,676

(1)

In addition, upon completion of this offering, we will pay a special structuring fee of US$1,099,150 to the underwriters and have agreed to reimburse the underwriters for their reasonable fees and expenses in connection with the offering. See “Underwriting.”

The underwriters may also purchase up to an additional 667,049 ADSs from us at the public offering price, less the underwriting discounts and commissions payable by us within 30 days of the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be US$7,620,931 and the total proceeds, before expenses, to us will be US$299,222,152.

We expect to deliver the ADSs on or as soon as practicable after February 6, 2012.

UBS Investment Bank	BofA Merrill Lynch	J.P. Morgan
Global Coordinator and Joint Bookrunner	Joint Bookrunner	Joint Bookrunner

The date of this prospectus supplement is January 31, 2012.

PROSPECTUS SUPPLEMENT

Description of the Preferred Shares	18

Description of the American Depositary Receipts	23

Description of the Rights to Subscribe Preferred Shares	32

Plan of Distribution	32

Validity of the Securities	34

Experts	34

Enforcement of Civil Liabilities Against Foreign Persons	34

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is divided in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus and in any free writing prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”). This prospectus supplement contains the terms of this offering. This prospectus supplement, or the information incorporated by reference in the accompanying prospectus, may add, update or change information in the accompanying prospectus. If information in this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference in the accompanying prospectus, will apply and will supersede that information in the accompanying prospectus.

In this prospectus supplement and the accompanying prospectus, unless the context otherwise requires, references to “Bancolombia,” the “Bank,” “we,” “us” or “our” mean Bancolombia S.A. and its consolidated subsidiaries taken as a whole. In addition, all references in this prospectus supplement and the accompanying prospectus to “pesos”, “Ps” and “COP” are to the currency of Colombia and references to “U.S. dollars” and “US$” are to the currency of the United States of America. Also, as used herein, the term “billion” means one thousand million, or 1,000,000,000, and the term “trillion” means one million million, or, 1,000,000,000,000.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Bancolombia, the underwriters or any other person. Neither the delivery of this prospectus supplement and the accompanying prospectus nor any sale made hereunder or thereunder shall under any circumstances create an implication that there has been no change in the affairs of Bancolombia since the date hereof or thereof or that the information contained herein or therein is correct as of any time subsequent to its date. Our business, financial condition, results of operation and/or prospects may have changed since those dates.

Bancolombia accepts responsibility for the information contained in this prospectus supplement and the accompanying prospectus. The distribution of this prospectus supplement and the accompanying prospectus and the offer or sale of the ADSs in some jurisdictions may be restricted by law. Persons into whose possession this prospectus supplement and the accompanying prospectus come are required by us and the underwriters to inform themselves about and to observe any applicable restrictions. This prospectus supplement and the accompanying prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

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AVAILABLE INFORMATION

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form F-3 filed by us with the SEC under the U.S. Securities Act of 1933, as amended (the “Securities Act”). We are also subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to a foreign private issuer and, accordingly, file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the NYSE located at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information to you by referring you to another document that has also been filed with the SEC. Any information referred to in this way is considered part of this prospectus supplement from the date we file the document incorporated by reference with the SEC. Any reports filed by us with the SEC after the date of this prospectus supplement and before the date that the offering of the securities by means of this prospectus supplement is completed or terminated will be incorporated by reference into this prospectus supplement and will automatically update and, where applicable, supersede any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules).

We incorporate by reference into this prospectus supplement the following documents or information filed by us with the SEC:

(1)	our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed on April 28, 2011 (the “Annual Report”); and

(2)	our reports on Form 6-K, dated and filed on May 3, 2011, November 3, 2011 (3Q11 Earnings Results Press Release), December 27, 2011 (Unaudited Condensed Consolidated Financial Statements with related Notes for the period ended June 30, 2011) and January 13, 2012 (Amendment to 6-K filed on December 27, 2011).

The preceding list supersedes and replaces the documents listed in the accompanying prospectus under the heading “Incorporation of Certain Information by Reference.”

We will provide without charge to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus supplement.

You may request a copy of these filings by writing or telephoning us at our principal executive offices at the following address:

Bancolombia S.A.

Carrera 48 # 26-85, Avenida Los Industriales

Medellín, Colombia

Attention: General Secretary

Telephone Number: (574) 404-1837

EXCHANGE RATES

This prospectus supplement converts certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The Federal Reserve Bank of New York does not report a rate for pesos. Unless otherwise indicated, such peso amounts have been converted at the rate of COP 1,913.98 per US$1.00, which corresponds to the tasa representativa del mercado (“representative market rate”) calculated on December 31, 2010. The representative market rate is computed and certified by the Superintendencia Financiera de Colombia, the Colombian Superintendency of Finance (the “SFC”), on a daily basis and represents the weighted average of the buy/sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions (including us). The SFC also calculates and certifies the average representative market rate for each month for purposes of preparing financial statements, and converting amounts in foreign currency to pesos. You should not construe these convenience conversions as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at the representative market rate or any other rate.

On September 30, 2011, the representative market rate was COP 1,929.01 per US$1.00, as published on October 1, 2011. On January 31, 2012, the representative market rate was COP 1,805.98 per US$1.00, as published on February 1, 2012.

The following table sets forth the low and high peso per U.S. dollar exchange rates and the peso/U.S. dollar representative market rate on the last day of the month, for each of the last six months:

Recent exchange rates of U.S. Dollars per Peso

Month	Low	High	Period End
January 2012	1,801.88	1,942.70	1,805.98
December 2011	1,920.16	1,949.56	1,942.70
November 2011	1,871.49	1,967.18	1,948.51
October 2011	1,862.84	1,972.76	1,871.49
September 2011	1,778.51	1,929.01	1,929.01
August 2011	1,765.53	1,811.68	1,780.26

Source: SFC

The following table sets forth the peso/U.S. dollar representative market rate on the last day of the year and the average peso/U.S. dollar representative market rate (calculated by using the average of the representative market rates on the last day of each month during the year) for each of the five most recent financial years.

Peso/U.S.$1.00 representative market rate

Year	Period End	Average
2011	1,942.70	1,852.83
2010	1,913.98	1,901.67
2009	2,044.23	2,179.64
2008	2,243.59	1,993.80
2007	2,014.76	2,069.21

Source: SFC

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains statements which may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project” and similar words and expressions are intended to identify forward-looking statements. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements.

Information regarding important factors that could cause our actual results to differ, perhaps materially, from those in our forward-looking statements appear in a number of places in this prospectus supplement and the documents incorporated in this prospectus supplement by reference and include, but are not limited to:

•	changes in general economic, business, political, social, fiscal or other conditions in Colombia, or in any of the other countries where we operate;

•	changes in capital markets or in markets in general that may affect policies or attitudes towards lending;

•	unanticipated increases in our financing and other costs, or our inability to obtain additional debt or equity financing on attractive terms;

•	inflation, changes in foreign exchange rates and/or interest rates;

•	sovereign risks;

•	liquidity risks;

•	increases in defaults by our borrowers and other loan delinquencies;

•	lack of acceptance of new products or services by our targeted customers;

•	competition in the banking, financial services, credit card services, insurance, asset management, remittances, business and other industries in which we operate;

•	adverse determination of legal or regulatory disputes or proceedings;

•	changes in official regulations and the Colombian government’s banking policy as well as other changes in laws, regulations or policies in the jurisdictions in which we do business;

•	regulatory issues relating to acquisitions;

•	changes in business strategy; and

•	other factors identified or discussed under “Risk Factors” in this prospectus supplement and elsewhere in the Annual Report, which is incorporated in this prospectus supplement by reference.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

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ENFORCEMENT OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

We are a Colombian company, a majority of our directors and management and certain of the experts named in this prospectus supplement are residents of Colombia, and a substantial portion of their respective assets are located in Colombia.

We have been advised by Brigard & Urrutia S.A., that the Colombian Supreme Court determines whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as exequatur. The Colombian Supreme Court will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693 and 694 of Colombia’s Código de Procedimiento Civil (Code of Civil Procedure), which provide that the foreign judgment will only be enforced if:

•

a treaty exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•

the foreign judgment does not relate to “in rem rights” vested in assets that were located in Colombia at the time the suit was filed and does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•

the foreign judgment, in accordance with the laws of the country where it was rendered, is final and is not subject to appeal and a duly certified and authenticated copy of the judgment has been presented to a competent court in Colombia;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•

no proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties; and

•

in the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the law of such jurisdiction and in a manner reasonably designated to give the defendant an opportunity to defend against the action.

The Colombian Supreme Court has generally accepted that reciprocity exists when it has been proven that either a U.S. court has enforced a Colombian judgment or that a U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court. In accordance with previous rulings of the Colombian Supreme Court, reciprocity may also be granted by a treaty or by law. Such enforceability decisions are considered by Colombian Supreme Court on a case-by-case basis.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. However, Colombia is party to international treaties such as the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (the “New York Convention”), the 1975 Inter-American Convention on International Commercial Arbitration, and the 1965 Washington Convention for the Settlement of Disputes between States and Nationals of Other States.

In the case of foreign arbitral awards that under Colombian law meet the requirements necessary to be considered as rendered in an “international” arbitration proceeding, the Colombian Supreme Court in a ruling dated July 27, 2011, stated that the only applicable requirements for the enforcement of such arbitral awards in Colombia are those set forth in the New York Convention.

In accordance with the Colombian Supreme Court’s ruling, the enforcement order (exequatur) should be decided without reconsideration of the merits of the foreign award unless such award would result in the violation of international public policy. Furthermore, in accordance with the New York Convention and the

Colombian Supreme Court’s ruling, recognition and enforcement of the award may only be denied if the party against which the award is being enforced proves the existence of an event listed in the New York Convention as a cause for denying recognition of a foreign award. If the Colombian Supreme Court grants the enforcement order (exequatur), the procedure for enforcement will be decided by the Colombian courts in accordance with the Code of Civil Procedure by means of collection proceedings.

SUMMARY

This summary highlights selected information from, or incorporated by reference in, this prospectus supplement or the accompanying prospectus, but does not contain all the information that may be important to you. You should read carefully this entire prospectus supplement, the accompanying prospectus and those documents incorporated by reference into this document, including the “Risk Factors” and the financial statements and the related notes thereto, before making an investment decision.

Company Overview

We are Colombia’s leading financial institution, providing a wide range of financial products and services to a diversified individual and corporate customer base throughout Colombia as well as in other jurisdictions such as Panama, El Salvador, Puerto Rico, the Cayman Islands, Peru, Brazil and the United States.

We have grown substantially in recent years, through organic growth as well as through acquisitions. Since 2007, our assets, net loans, deposits and equity have grown at compound annual growth rates of 12.3%, 11.6%, 9.6% and 13.9%, respectively. As of September 30, 2011, we had, on a consolidated basis:

•	COP 80,622 billion in total assets;

•	COP 54,745 billion in total net loans and financial leases;

•	COP 48,472 billion in total deposits; and

•	COP 8,466 billion in stockholders’ equity.

Our consolidated net income for the year ended December 31, 2010 and for the nine months ended September 30, 2011 was COP 1,436 billion and COP 1,160 billion, respectively, representing an average return on equity of 19.7% and 19.2%, respectively, and an average return on assets of 2.3% and 2.1%, respectively.

We are a stock company (sociedad anónima), domiciled in Medellín, Colombia and operate under Colombian laws and regulations, mainly the Colombian Code of Commerce, Decree 663 of 1993 (the “Financial Statute”) and Decree 2555 of 2010. We were incorporated in Colombia in 1945, under the name Banco Industrial Colombiano S.A. or “BIC”. In 1998, we merged with Banco de Colombia S.A., and changed our legal name to Bancolombia S.A. On July 30, 2005, Conavi and Corfinsura merged with and into Bancolombia, with Bancolombia as the surviving entity. Through this merger, Bancolombia gained important competitive advantages, as Conavi and Corfinsura were two of the top financial institutions in the Colombian market at the time. Conavi, a mortgage bank in Colombia and one of the strongest in retail operations, significantly increased the Bank’s participation and know-how in these specific markets. On the other hand, Corfinsura, then the largest financial corporation in Colombia and highly regarded for its expertise in handling large and mid-sized corporate credit loans and financial services, its investment bank and its modern and diversified treasury department, materially strengthened our full service franchise.

In May 2007, Bancolombia Panamá acquired Banagrícola, which controls several subsidiaries, including Banco Agrícola in El Salvador, and is dedicated to banking, commercial and consumer activities, insurance and brokerage. Through this first international acquisition, we gained a leadership position in the Salvadorian financial market.

Since 1995, we have maintained a listing on the NYSE, where our ADSs are traded under the symbol “CIB”, and on the Colombian Stock Exchange, where our preferred shares are traded under the symbol “PFBCOLOM”. Since 1981 our common shares have been traded on Colombian exchanges under the symbol “BCOLOMBIA”.

Strategy

Our goal is to maintain our position as a leading provider of financial services in Colombia and El Salvador while increasing our profitability. The key elements of our strategy are:

Maintaining our Leading Position in the Colombian and El Salvadorian Financial Services Market

We continue to capitalize on our strong brand name recognition and leading market position in Colombia in order to grow our business. We believe that the Colombian financial services market offers new and attractive growth potential. In particular, banking penetration in Colombia, as measured by loans to gross domestic product, is lower than in many of the countries in the region. We believe that this low penetration in combination with strong expected growth in the Colombian economy will support growth in the banking market, particularly in retail and mortgage loans. We intend to maintain our relationships with our corporate clients, while focusing additional resources on “under-served” segments, which include retail and small businesses, by tailoring innovative banking products targeted at these clients.

Actively Pursuing Cross-Selling Opportunities

We intend to increase our market share and profitability by cross-selling our products and services. We believe that our existing customer base represents a significant opportunity to sell additional banking products and services. We believe that there are particularly attractive opportunities with our corporate banking clients. Within the corporate banking segment, we intend to focus on lower risk, higher margin products and services, such as international trade finance, leasing and factoring.

Focus on Improving Operating Efficiency

We are committed to improving our operating efficiency and profitability. By focusing on investments and development of a technological platform and on the use of electronic distribution channels, we aim to increase our customers’ use of electronic transactions, thereby addressing our customers’ evolving needs and potentially increasing the transactions conducted by our customers. We also continue to implement technological solutions aimed at identifying means of improving our pricing processes and assessing the profitability of our business segments. Through these initiatives, we will continue to strive to improve our efficiency ratio.

Increasing our Profitability by more Effectively Deploying our Assets

We continue to seek the most attractive opportunities to improve our profitability. Our acquisition of Banagrícola, S.A. illustrates our decision to strategically use our capital to increase our profitability. We will continue to opportunistically seek other investment opportunities that we believe will enhance our profitability and support our growth strategy.

Recent Developments

On November 3, 2011, we announced our results for the three months ended September 30, 2011. Our consolidated net income for the nine months ended September 30, 2011 totaled COP 1,160 billion, representing a 15.2% increase as compared to COP 1,007 billion for the nine months ended September 30, 2010.

Net interest income for the nine months ended September 30, 2011 totaled COP 2,883 billion, representing a 14% increase as compared to COP 2,528 billion for the nine months ended September 30, 2010. The increase in net interest income is due to the growth of the Bank’s loan portfolio.

For the nine months ended September 30, 2011, provisions for loan and interest losses, net of recoveries, amounted to COP 270 billion, representing a decrease of 42.1% as compared to COP 467 billion for the nine months ended September 30. This decrease in provisions for loan and interest losses was due mainly to a steady improvement in our loan portfolio quality during the nine months ended September 30, 2011.

Net fees and income from services totaled COP 1,202 billion for the nine months ended September 30, 2011, representing a 3.5% increase as compared to COP 1,161 billion for the nine months ended September 30, 2010.

Operating expenses totaled COP 2,651 billion for the nine months ended September 30, 2011, representing an increase of 19% as compared to the nine months ended September 30, 2010, when operating expenses amounted to COP 2,229 billion.

As of September 30, 2011, fees from credit and debit cards represented 33% of total fees.

As of September 30, 2011, our net loans and financial leases totaled COP 54,745 billion, representing an increase of 27.6% as compared to COP 42,892 billion for the nine months ended September 30, 2010. As of September 30, 2011, our ratio of past due loans to total loans was 2.51%, a decrease as compared to a ratio of 3.35% as of September 30, 2010.

Investments in debt securities as of September 30, 2011 totaled COP 10,166 billion, representing an increase of 15.7% as compared to COP 8,785 billion as of September 30, 2010.

Change in the Organizational Structure

On October 20, 2011, the Bank redesigned its organizational structure. The corporate functions will be divided into seven staff vice-presidencies and the commercial functions will be divided into five business units: Retail and SME Banking, Corporate and Government Banking, Consumer Credit, Capital Markets, and International.

Management Appointments

On December 19, 2011, the bank made the following appointments:

•

Sergio Restrepo Isaza was appointed Vice President of Capital Markets, a role he has been performing along with the role of Vice President of Corporate Development. Mr. Restrepo was President of Corfinsura and held various managerial positions in the same corporation such as Vice President of Investment Banking from 1996 to 2004, International and Investments Vice President from 1993 to 1996 and Assistant President, Regional Manager, International Sub-Manager and Projects Director. Mr. Restrepo holds a degree in Business Administration from EAFIT and a Master of Science in Management from Stanford University.

•

Mr. Jaime Velásquez Botero was appointed interim Vice President of Corporate Development. Mr. Velásquez is currently serving as Chief Financial Officer since 1997 and served in several management positions in the Economic Department and Investor Relations Department from 1989 to 1997. Mr. Velasquez holds a degree in Economics from the Universidad de Antioquia in Medellín.

•

Mr. Jose Humberto Acosta Martin was appointed interim Chief Financial Officer. Mr. Acosta is currently serving as Director of International Banking since 2005, previously served as International Division Manager of Corfinsura, and held various managerial positions in the same corporation such as Methods and Organization Division Manager and General Manager of Mergers, among others. Mr. Acosta holds a Business Administration degree from the Universidad Externado de Colombia and an MBA of the Universidad de la Sabana.

Collective Bargaining Agreement

On October 13, 2011 the Bank entered into a new collective bargaining agreement with Uneb and Sintrabancol which will have a term of three years from November 1, 2011 to October 31, 2014. The agreement covers more than 11,000 employees. Among the more significant agreed-to economic terms was a salary increase of 7% for the first year, a salary increase for the second year equal to the variation in the Colombian consumer price index (“IPC”), as certified by the Colombian statistical bureau (“DANE”), for the period from November 2011 to October 2012, plus 1.5 percentage points, and a salary increase for the third year equal to the variation of IPC for the period from November 2012 to October 2013, plus 1.8 percentage points. The salary increase for the second and third years will be calculated using the highest value of IPC for the twelve-month periods beginning in October and November of each successive year. The parties also agreed to an increase in funds allocated to education and housing loans.

Divestitures

On February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of its shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. The transaction is subject to customary closing conditions, including regulatory approvals in Colombia and El Salvador. Closing is expected to occur in the first half of 2012. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of US$98 million in consideration for the shares.

On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell 99.99% of their shares of capital stock in AFP Crecer, a pension fund administrator in the Republic of El Salvador, to Protección S.A. The transaction closed on November 18, 2011. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. received a total of US$103 million in consideration for the shares.

Bond Offerings

On May 24, 2011, the Bank priced US$1 billion in aggregate principal amount of its Senior Notes due 2021. The Senior Notes have a 10-year maturity and a coupon of 5.95%, payable semi-annually on June 3 and December 3 of each year, beginning on December 3, 2011. The transaction closed on June 3, 2011.

As part of the Bank’s global ordinary notes program to issue up to an aggregate principal amount of two trillion Colombian pesos in ordinary notes, on July 26, 2011, the Bank issued 800,000 ordinary notes (Bonos Ordinarios) in the local market with an aggregate principal amount of eight hundred billion Colombian pesos (COP) (approximately US$453.6 million) and on November 2, 2011 the Bank issued 600,000 ordinary notes in the local market with an aggregate principal amount of six hundred billion Colombian pesos (approximately US$313.8 million). As of December 31, 2011, the Bank has issued 1,400,000,000,000 ordinary notes in the local market totaling 2,000,000,000,000 Colombian pesos (approximately US$1.04 billion) as part of the program.

Exchange Offer

On November 3, 2011 the Bank closed its offer to exchange all of its outstanding unregistered 5.95% Senior Notes due 2021 (the “Old 2021 Notes”) and 4.25% Senior Notes due 2016 (the “Old 2016 Notes”, and together with the Old 2021 Notes, the “Old Notes”) for new 5.95% Senior Notes due 2021 (the “New 2021 Notes”) and

new 4.25% Senior Notes due 2016 (the “New 2016 Notes”, and together with the New 2021 Notes, the “New Notes”), respectively. Holders of the Old 2021 Notes tendered $995,643,000 aggregate principal amount of the Old 2021 Notes, representing approximately 99.56% of the aggregate principal amount outstanding, and holders of the Old 2016 Notes tendered $501,650,000 aggregate principal amount of the Old 2016 Notes, representing approximately 96.47% of the aggregate principal amount outstanding. All of the Old Notes validly tendered and not validly withdrawn were accepted for exchange pursuant to the terms of the exchange offer. A total of $4,357,000 aggregate principal amount of the Old 2021 Notes and $18,350,000 aggregate principal amount of the Old 2016 Notes remain outstanding.

Co-investment with Grupo de Inversiones Suramericana of Certain ING Assets

The Bank has expressed interest in participating, as co-investor of certain ING assets in Latin America acquired by Grupo de Inversiones Suramericana. This transaction presents a business opportunity that is aligned with the Bank’s strategy in strengthening its presence in the financial sector, including the pension business. The total amount of the investment, if completed and following the receipt of necessary approvals, is estimated to be US$150 million.

Our headquarters are located at Carrera 48 # 26-85, Avenida Los Industriales, Medellín, Colombia, and our telephone number is + (574) 404-1837. Our web address is www.grupobancolombia.com; however, the information found on our website is not considered part of this prospectus supplement.

THE OFFERING

The following summary is not intended to be complete. For a more detailed description of the ADSs and preferred shares, see “Description of American Depositary Receipts” and “Description of the Preferred Shares” in the accompanying prospectus.

Offering	We are offering 4,447,002 ADSs through the underwriters.

Offering Price	US$60.00

Option to Purchase Additional ADSs	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 667,049 additional ADSs.

ADSs	Each ADS represents four preferred shares held by The Bank of New York Mellon, as depositary. The ADSs will initially be evidenced by American depositary receipts (“ADRs”).

ADSs Outstanding After the Offering	Based on the number of ADSs outstanding on January 31, 2012, 43,889,066 ADSs will be outstanding upon completion of the offering. This information assumes no exercise of the option to purchase additional ADSs by the underwriters.

Preferred Shares Outstanding After the Offering	339,454,220 preferred shares (including shares in the form of ADSs) will be outstanding upon completion of the offering and the local rights offering. This information assumes no exercise of the option to purchase additional ADSs by the underwriters.

Listings and Trading Markets	The ADSs are listed for trading on the NYSE.

Dividend Policy	The declaration, amount and payment of dividends is based on our unconsolidated earnings and must be approved at the ordinary annual shareholders’ meeting upon the recommendation of the board of directors and the president of the Bank. For additional information regarding our dividend policy see “Dividend Policy” in this prospectus supplement and “Description of American Depositary Receipts—Dividends, Other Distributions and Rights” in the accompanying prospectus.

Voting Rights	Holders of preferred shares, and consequently holders of ADSs, are generally not entitled to receive notice of, attend or vote at any general meeting of holders of common shares except under certain circumstances where they have very limited voting rights. See “Description of the Preferred Shares—Voting Rights” and “Description of American Depositary Receipts—Voting of Deposited Securities” in the accompanying prospectus.

Lock-up agreements	We, and certain of our executive officers and directors and our principal shareholders, Suramericana de Inversiones S.A. and Inversiones Argos S.A., have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common or preferred shares or securities convertible into or exercisable or exchangeable for our common or preferred shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, the representatives may in their sole discretion release all or some of the securities from these lock-up agreements.

Depositary	The Bank of New York Mellon.

Use of Proceeds	We will receive net proceeds from the sale of the new ADSs of approximately US$256,955,510, or approximately US$296,157,986, if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions, the special structuring fee and estimated offering expenses. We intend to use the aggregate net proceeds for general corporate purposes.

Certain Fees and Expenses	The depositary will charge any party depositing or withdrawing preferred shares or any party surrendering ADSs or to whom ADSs are issued certain fees, expenses and charges, such as expenses incurred by the depositary in the conversion of foreign currency pursuant to the deposit agreement, and a fee of $5.00 or less per each 100 ADSs (or portion thereof) issued or surrendered. See “Description of American Depositary Receipts—Charges of Depositary” in the accompanying prospectus.

Risk Factors	An investment in the ADSs involves significant risks that a prospective investor should consider carefully. See “Risk Factors” beginning on page S-12.

SUMMARY FINANCIAL DATA

The following table presents our selected consolidated financial information and other data as of and for each of the periods indicated. The financial data as of and for the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from the Bank’s audited consolidated financial statements included in the Annual Report. The financial data as of and for the nine-month periods ended September 30, 2011 and 2010 have been derived from the Bank’s unaudited interim financial statements. The unaudited financial information as of and for the nine-month periods ended September 30, 2011 and 2010 includes all adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for the fair presentation of such information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

The Bank’s consolidated financial statements for each period were prepared in accordance with Colombian GAAP, which differs in certain important respects from U.S. GAAP. See Item 3. “Key Information—A. Selected Financial Data—Differences between Colombian and U.S. GAAP Results” and Note 31 to the Bank’s consolidated financial statements as of December 31, 2010 in the Annual Report, which is incorporated by reference herein. The selected consolidated financial data should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” in the Annual Report, which is incorporated by reference herein, and our consolidated financial statements, including the related notes thereto, included in the Annual Report.

(In Millions of COP and Thousands of US$)(1)	For the Year Ended					For the Nine-Month Periods Ended
	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2010		September 30, 2010	September 30, 2011	September 30, 2011
CONSOLIDATED STATEMENT OF OPERATIONS:
Net interest income	COP 3,560,402	COP 3,802,282	COP 3,377,104	US$	1,764,441	COP 2,528,279	COP 2,883,291	US$	1,494,700
Net interest income after provisions	2,427,235	2,648,908	2,829,389		1,478,276	2,061,356	2,612,994		1,354,578
Net operating income(2)	1,751,322	1,640,712	1,858,835		971,189	1,325,034	1,476,636		765,489
Income before income taxes	1,764,699	1,718,863	1,944,911		1,016,161	1,391,099	1,497,215		776,157
Net income	COP 1,290,643	COP 1,256,850	COP 1,436,494	US$	750,528	COP 1,007,367	COP 1,160,052	US$	601,372
OTHER DATA(3)
Profitability ratios:
Net interest margin(4)	7.64%	7.22%	6.36%		6.36%	6.45%	6.27%		6.27%
Return on average total assets(5)	2.34	2.01	2.27		2.27	2.15	2.11		2.11
Return on average shareholders’ equity(6)	23.68	19.59	19.71		19.71	18.87	19.20		19.20
Efficiency ratio:
Operating expenses as a percentage of interest, fees, services and other operating income	47.79%	50.89%	56.28%		56.28%	55.91%	60.61%		60.61%
Capital ratios:
Period-end shareholders’ equity as a percentage of period-end total assets	9.90	11.37	11.67		11.67	11.67	10.50		10.50
Period-end technical capital as a percentage of period-end risk-weighted assets(7)	11.24	13.23	14.67		14.67	15.17	12.97		12.97
Credit quality data:
Non-performing loans as a percentage of total loans(8)	2.35%	2.44%	1.91%		1.91%	2.27%	1.69%		1.69%
“C,” “D” and “E” loans as a percentage of total loans(9)	4.40	5.11	4.32		4.32	4.62	3.92		3.92
Allowance for loan and accrued interest losses as a percentage of nonperforming loans	224.53	241.08	274.36		274.36	244.49	278.14		278.14
Allowance for loan and accrued interest losses as a percentage of “C,” “D” and “E” loans(9)	120.21	115.25	121.45		121.45	120.14	119.71		119.71
Allowance for loan and accrued interest losses as a percentage of total loans	5.29	5.89	5.24		5.24	5.55	4.69		4.69
Operating Data:
Number of branches(10)	717	713	736		736	736	770		770

	As of the Year Ended					As of the Nine Month Periods Ended
(In Millions of COP and Thousands of US$)(1)	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2010		September 30, 2010	September 30, 2011	September 30, 2011
CONSOLIDATED BALANCE SHEET DATA
Loans and financial leases, net(11)	COP 42,508,210	COP 39,610,307	COP 46,091,877	US$	24,081,692	COP 42,891,624	COP 54,745,266	US$	28,379,980
Investment securities, net(12)	7,278,276	8,914,913	8,675,762		4,532,838	9,152,209	11,012,486		5,708,880
Other assets	11,996,593	13,339,145	13,327,517		6,963,248	12,625,936	14,864,457		7,705,744
Total Assets	61,783,079	61,864,365	68,095,156		35,577,778	64,669,769	80,622,209		41,794,604
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	COP 40,384,400	COP 42,149,330	COP 43,538,967	US$	22,747,870	COP 42,288,485	COP 48,472,078	US$	25,127,956
Non-interest bearing	5,723,460	6,307,780	7,632,216		3,987,616	5,873,306	7,290,767		3,779,538
Interest bearing	34,660,940	35,841,550	35,906,751		18,760,254	36,415,179	41,181,311		21,348,418
Other liabilities	15,281,834	12,682,206	16,609,049		8,677,754	14,832,175	23,684,139		12,277,872
Total liabilities	55,666,234	54,831,536	60,148,016		31,425,624	57,120,660	72,156,217		37,405,828
Shareholders’ equity	6,116,845	7,032,829	7,947,140		4,152,154	7,549,109	8,465,992		4,388,776
Total liabilities and shareholders’ equity	61,783,079	61,864,365	68,095,156		35,577,778	64,669,769	80,622,209		41,794,604

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,913.98 per US$1.00, which is the representative market rate calculated on December 31, 2010, the last business day of the year, or at the rate of COP 1,929.01 per US$1.00, which is the representative market rate calculated on September 30, 2011, the last business day of the quarter, as applicable, both as reported by the SFC. Such conversions should not be construed as representations that the peso amounts represent, or have been or could be converted into, United States dollars at the representative market rate or any other rate.
(2)	In 2008, the SFC issued External Circulars 025, 030, 044 and 063 (the “2008 External Circulars”) establishing new guidelines to be followed by entities under its supervision for the valuation of derivatives and structured products. In accordance with the 2008 External Circulars, the Bank modified the methodology by which it values its portfolio of derivative and structured products. As a result, in 2009 the Bank recorded a loss due to reduction in the carrying value of derivatives in the amount of COP 122,765 million.
(3)	Ratios were calculated on the basis of monthly averages.
(4)	Net interest income divided by average interest-earning assets.
(5)	Net income divided by average total assets.
(6)	Net income divided by average shareholders’ equity.
(7)

For an explanation of risk-weighted assets and Technical Capital, see Item 4. “Information on the Company — B. Business Overview — B.5. Supervision and Regulation-Capital Adequacy Requirements” in the Annual Report, which is incorporated by reference herein.

(8)	Non-performing loans are micro-credit loans that are past due 30 days or more, mortgage and consumer loans that are past due 60 days or more and commercial loans that are past due 90 days or more. (Each category includes financial leases).
(9)	See Item 4. “Information on the Company — E. Selected Statistical Information — E.3. Loan Portfolio-Risk Categories” in the Annual Report, which is incorporated by reference herein, for a description of “C”, “D” and “E” Loans.
(10)	Number of branches does not include branches of the Bank’s subsidiaries.
(11)	Includes financial leases for COP 5,507 billion, COP 5,470 billion, COP 5,834 billion, COP 5,502 billion and COP 6,756 billion as of December 31, 2008, 2009 and 2010, September 30, 2010 and September 30, 2011, respectively.
(12)	In 2009, the SFC issued External Circular 047. This new regulation provided that, in cases where the Bank has a positive residual interest, the Bank, as beneficiary of the interest, may record it as an investment security recognized in income, subject to the conditions defined for this purpose in the rules and regulations of External Circular 047. The recorded value must be updated on the closing date of the fiscal period in question. As a result, the Bank recognized retained interest as held to maturity in the amount of COP 57,358 million, COP 77,057 million and COP 90,328 million as of December 31, 2009, December 31, 2010, and September, 2011, respectively. The impact on results as of September 30, 2011 was COP 13,271 million.

Summary Financial Information (U.S. GAAP)

	For the Year Ended					For the six months periods ended
(In Millions of COP and Thousands of US$)(1)	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2010(1)		June 30, 2010	June 30, 2010(1)		June 30, 2011	June 30, 2011(1)
CONSOLIDATED INCOME STATEMENT DATA
Net income attributable to the Controlling Interest	COP 849,920	COP 1,172,524	COP 1,544,761	US$	807,094	COP 677,930	US$	354,353	COP 209,215	US$	118,046
CONSOLIDATED BALANCE SHEET DATA
Controlling interest stockholders’ equity under U.S. GAAP	COP 6,422,815	COP 7,095,266	COP 8,069,346	US$	4,216,003	COP 7,191,072	US$	3,758,760	COP 7,628,242	US$	4,304,100

(1)	Amounts stated in U.S. dollars have been converted at the rate of COP 1,913.98 per US$1.00, which is the representative market rate calculated on December 31, 2010, the last business day of the year, at the rate of COP1,913.15 per US$1.00, which is the representative market rate calculated on June 30, 2010, the last business day of the quarter or at the rate of COP 1,772.32 per US$1.00, which is the representative market rate calculated on June 30, 2011 as applicable, both as reported by the SFC. Such conversions should not be construed as representations that the pesos amounts represent, or have been or could be converted into, United States dollars at the representative market rate or any other rate.

RISK FACTORS

Investing in our preferred shares and ADSs involves risks. Before you invest in the ADSs, you should consider carefully the information set forth in this section and all the other information provided to you or incorporated by reference in this prospectus supplement as the same may be updated from time to time by our future filings under the Exchange Act. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance or business operations.

RISKS RELATING TO COLOMBIA AND OTHER COUNTRIES WHERE THE BANK OPERATES

Changes in economic and political conditions in Colombia and El Salvador or in the other countries where the Bank operates may adversely affect the Bank’s financial condition and results of operations.

The Bank’s financial condition, results of operations and asset quality are significantly dependent on the macroeconomic, social and political conditions prevailing in Colombia, El Salvador and the other jurisdictions in which the Bank operates. Accordingly, decreases in the growth rate, periods of negative growth, increases in inflation, changes in policy, or future judicial interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia, El Salvador or the other jurisdictions where the Bank operates may affect the overall business environment and may in turn impact our financial condition and results of operations.

In particular, the governments of Colombia and El Salvador have historically exercised substantial influence on each other’s economies, and their policies are likely to continue to have an important effect on Colombian and Salvadorian entities (including the Bank), market conditions, prices and rates of return on securities of local issuers (including the Bank’s securities). The uncertainties characteristic of a change in government, including potential changes in laws, public policies and regulations, could cause instability and volatility in Colombia and its markets.

Future developments in the government policies of Colombia and El Salvador could impair the Bank’s business or financial condition or the market value of its securities, including the preferred shares and ADSs.

The economies of the countries where the Bank operates are vulnerable to external effects that could be caused by significant economic difficulties experienced by their major regional trading partners or by more general “contagion” effects, which could have a material adverse effect on such countries’ economic growth and their ability to service their public debt.

A significant decline in the economic growth or a sustained economic downturn of any of Colombia or El Salvador’s major trading partners (i.e., the United States, China, Venezuela and Ecuador for Colombia and the United States for El Salvador) could have a material adverse impact on Colombia’s and El Salvador’s balance of trade and remittances inflows, resulting in lower economic growth.

Deterioration in the economic and political situation of neighboring countries could affect national stability or the Colombian economy by disrupting Colombia’s diplomatic or commercial relationships with these countries. Political tensions between Colombia and Venezuela in recent years have produced lower trade levels that have adversely impacted economic activity. Although relations with Venezuela have improved significantly since President Juan Manuel Santos Calderon took office in August 2010, the possibility of any further resurgence in tensions between the two countries may cause political and economic uncertainty, instability, market volatility, lower confidence levels and higher risk aversion by investors and market participants that may negatively affect economic activity in Colombia and El Salvador.

A contagion effect, in which an entire region or class of investments is disfavored by international investors, could negatively affect Colombia and El Salvador or other economies where the Bank operates (i.e., Panama, Cayman Islands, Peru and Puerto Rico), as well as the market prices and liquidity of securities issued or owned by the Bank.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia, El Salvador or other countries where the Bank operates could adversely affect the Bank’s consolidated results.

Uncertainty relating to tax legislation poses a constant risk to the Bank. Changes in legislation, regulation and jurisprudence can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting stated expenses and deductions, and eliminating incentives and non-taxed income. Notably, the Colombian and Salvadorian governments have significant fiscal deficits that may result in future tax increases. Additional tax regulations could be implemented that could require the Bank to make additional tax payments, negatively affecting its results of operations and cash flow. In addition, national or local taxing authorities may not interpret tax regulations in the same way that the Bank does. Differing interpretations could result in future tax litigation and associated costs.

Further, the Colombian Government has announced that it is working on a draft bill of law to reform the Colombian tax code, which would be submitted to the Colombian Congress for its approval some time during 2012. As of January 10, 2012, a draft of the tax bill has not been disclosed to the public. Therefore, it is difficult to predict if changes would substantially affect results of operation and financial conditions.

Colombia has experienced several periods of violence and instability, and such instability could affect the economy and the Bank.

Colombia has experienced several periods of criminal violence over the past four decades, primarily due to the activities of guerilla groups and drug cartels. In response, the Colombian government has implemented various security measures and has strengthened its military and police forces by creating specialized units. Despite these efforts, drug-related crime and guerilla activity continue to exist in Colombia. These activities, their possible escalation and the violence associated with them may have a negative impact on the Colombian economy or on the Bank in the future. The Bank’s business or financial condition and the market value of the Bank’s securities and any dividends distributed by it could be affected adversely by rapidly changing economic and social conditions in Colombia, and by the Colombian government’s response to such conditions.

RISKS RELATING TO THE BANK’S BUSINESS AND THE BANKING INDUSTRY

Instability of banking laws and regulations in Colombia and in other jurisdictions where the Bank operates could adversely affect the Bank’s consolidated results.

Changes in banking laws and regulations, or the manner in which they are interpreted or enforced, in Colombia and in other jurisdictions where the Bank operates, may have a material effect on our business and operations. Moreover, banking and financial services laws and regulations are subject to continuing review and changes, and any such changes in the future may have an adverse impact on the Bank’s financial position and operations, including making and collecting loans and other extensions of credit.

Although the Bank complies with capital requirements, there can be no assurance that future regulations will not change or require the Bank or the Bank’s subsidiaries to seek additional capital. Moreover, the various regulators in the world have not reached consensus as to the appropriate level of capitalization for financial services institutions. Regulators in the jurisdictions where the Bank operates may change the current regulatory capital requirements to which the Bank is subject and thereby necessitate equity increases that could dilute existing stockholders, lead to required asset sales or adversely impact the return on stockholder’s equity and/or the market price of the Bank’s common and preferred shares.

Banking regulations, accounting standards and corporate disclosure applicable to the Bank and its subsidiaries differ from those in the United States and other countries.

While many of the policies underlying Colombian banking regulations are similar to those underlying regulations applicable to banks in other countries, including those in the United States, Colombian regulations can differ in a number of material respects. For example, capital adequacy requirements for banks under Colombian regulations differ from those under U.S. regulations and may differ from those in effect in other countries. The Bank prepares its annual audited financial statements in accordance with Colombian GAAP, which differs in significant respects from U.S. GAAP and International Financial Reporting Standards. Thus, Colombian financial statements and reported earnings may differ from those of companies in other countries in these and other respects. Some of the differences affecting earnings and stockholders’ equity include, but are not limited to, the accounting treatment for restructuring, loan origination fees and costs, deferred income taxes and the accounting treatment for business combinations. Moreover, under Colombian GAAP, allowances for non-performing loans are computed by establishing each non-performing loan’s individual inherent risk using criteria established by the SFC that differ from those used under U.S. GAAP.

The Colombian government is currently undertaking a review of regulations relating to accounting, audit, and information disclosure with the intention of seeking convergence with international standards. Nevertheless, current regulations continue to differ in certain material respects from those in other countries. In addition, there may be less publicly available information about the Bank than is regularly published by or about U.S. issuers or issuers in other countries.

The Bank is subject to regulatory inspections, examinations, inquiries or audits in Colombia and in other countries where it operates, and any sanctions, fines and other penalties resulting from such inspections and audits could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

The Bank is subject to comprehensive regulation and supervision by the banking authorities of Colombia, El Salvador and the other jurisdictions in which the Bank operates. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of the Bank’s capitalization, organization and operations, including the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be extended by financial institutions. In the event of non-compliance with applicable regulations, the Bank could be subject to fines, sanctions or the revocation of licenses or permits necessary to operate its business. In Colombia, for instance, in the event the Bank encounters significant financial problems or becomes insolvent or is in danger of becoming insolvent, banking authorities have the power to take over the Bank’s management and operations. Any sanctions, fines and other penalties resulting from non-compliance with regulations in Colombia and in the other jurisdictions where the Bank operates could materially and adversely affect the Bank’s business, financial condition, results of operations and reputation.

An increase in constitutional collective actions (acciones populares), class actions (acciones de grupo) and other similar legal actions involving claims for significant monetary awards against financial institutions may affect the Bank’s business and results of operations.

Under the Colombian Constitution, individuals may initiate constitutional collective or class actions to protect their collective or class rights, respectively. Colombian financial institutions, including the Bank, have experienced a substantial increase in the aggregate number of these actions. The great majority of such actions have been related to fees, financial services and interest rates, and the outcome of such actions is uncertain. Pursuant to law 1425 of 2010, monetary awards for plaintiffs in constitutional actions or class actions were eliminated as of January 1, 2011. Nevertheless, individuals continue to have the right to initiate constitutional or class actions against the Bank.

Future restrictions on interest rates or banking fees could negatively affect the Bank’s profitability.

In the future, regulations in the jurisdictions where the Bank operates could impose limitations regarding interest rates or fees charged by the Bank. Any such limitations could materially and adversely affect the Bank’s results of operations and financial position. In the past, there have been disputes in Colombia among merchants, payment services and banks regarding interchange fees.

Although such disputes have been resolved, the Superintendency of Commerce and Industry may initiate new investigations relating to the interchange fees. This possibility may lead to additional decreases, which in turn could impact the Bank’s financial results.

Furthermore, pursuant to article 62 of law 1430 of 2010, Congress granted the government power and authority to establish and define criteria and formulas applicable to the calculation of banking fees and charges and the authority to define maximum limits to banking fees and charges. On December 20, 2011 the Government used the authority granted by law 1430 of 2010 and established in Decree 4809 of 2011 caps to fees banks can charge on withdrawals done from ATMs outside their own networks. Further limits or regulations regarding banking fees, and uncertainties with respect thereto could have a negative effect on our results of operations and financial condition.

The Bank is subject to credit risk, and estimating exposure to credit risk involves subjective and complex judgments.

A number of our products expose the Bank to credit risk, including loans, financial leases, lending commitments and derivatives.

The Bank estimates and establishes reserves for credit risk and potential credit losses. This process involves subjective and complex judgments, including projections of economic conditions and assumptions on the ability of our borrowers to repay their loans. This process is also subject to human error as the Bank’s employees may not always be able to assign an accurate credit rating to a client, which may result in the Bank’s exposure to higher credit risks than indicated by the Bank’s risk rating system. The Bank may not be able to timely detect these risks before they occur, or due to limited resources or available tools, the Bank’s employees may not be able to effectively implement its credit risk management system, which may increase its exposure to credit risk. Moreover, the Bank’s failure to continuously refine its credit risk management system may result in a higher risk exposure for the Bank, which could materially and adversely affect its results of operations and financial position.

Overall, if the Bank is unable to effectively control the level of non-performing or poor credit-quality loans in the future, or if its loan loss reserves are insufficient to cover future loan losses, the Bank’s financial condition and results of operations may be materially and adversely affected.

In addition, the amount of the Bank’s non-performing loans, including loan portfolios that the Bank may acquire through auctions or otherwise, may increase in the future as a result of factors beyond the Bank’s control, such as changes in the income levels of the Bank’s borrowers, increases in the inflation rate or an increase in interest rates, the impact of macroeconomic trends and political events affecting Colombia or other jurisdictions where the Bank operates, or events affecting specific industries. Any of these developments could have a negative effect on the quality of the Bank’s loan portfolio, causing the Bank to increase provisions for loan losses and resulting in reduced profits or in losses.

The Bank is subject to credit risks with respect to its non-traditional banking businesses, including investing in securities and entering into derivatives transactions.

Non-traditional sources of credit risk can arise from, among other things: investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to the Bank, and executing securities, futures, currency or commodity trades from the Bank’s proprietary trading desk that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Any significant increases in exposure to any of these non-traditional risks, or a significant decline in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is exposed to risks associated with the mortgage loan market.

Bancolombia is a leader in the Colombian mortgage loan market. Colombia’s mortgage loan market is highly regulated and has been affected by various macroeconomic factors. Although during the past years interest rates have decreased, periods of sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased defaults in outstanding loans and deterioration in the quality of assets.

The Bank is subject to concentration default risks in its loan portfolio. Problems with one or more of its largest borrowers may adversely affect its financial condition and results of operations.

As of September 30, 2011, the aggregate outstanding principal amount of the Bank’s 25 largest borrowing relationships, on a consolidated basis, represented approximately 13.57% of the loan portfolio, and no single relationship represented more than 1.28% of the portfolio. Also, 100% of those loans were corporate loans and 100% of these relationships were classified “A”. However, problems with one or more of the Bank’s largest borrowers could materially and adversely affect its results of operations and financial position. For more information, see Item 4. “Information on the Company — E. Selected Statistical Information — E.3. Loan Portfolio — Borrowing Relationships” in the Annual Report.

The value of the collateral or guarantees securing the outstanding principal and interest balance of the Bank’s loans may not be sufficient to cover such outstanding principal and interest. In addition, the Bank may be unable to realize the full value of the collateral or guarantees securing the outstanding principal and interest balance of its loans.

The Bank’s loan collateral includes primarily real estate, assets pledged in financial leasing transactions and other assets that are located primarily in Colombia and El Salvador, the value of which may significantly fluctuate or decline due to factors beyond the Bank’s control. Such factors include macroeconomic factors and political events affecting the local economy. Any decline in the value of the collateral securing the Bank’s loans may result in a reduction in the recovery from collateral realization and may have an adverse impact on the Bank’s results of operations and financial condition. In addition, the Bank may face difficulties in enforcing its rights as a secured creditor. In particular, timing delays and procedural problems in enforcing against collateral and local protectionism may make foreclosures on collateral and enforcement of judgments difficult, and may result in losses that could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to market risk.

We are directly and indirectly affected by changes in market conditions. Market risk, or the risk that values of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

The Bank is subject to fluctuations in interest rates, which may materially and adversely affect its results of operations and financial condition.

The Bank holds a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. Therefore, changes in interest rates could adversely affect our net interest margins as well as the prices of these securities. Increases in interest rates may reduce gains or the market value of the Bank’s debt securities.

Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. On the other hand, decreases in interest rates may cause margin compression and lower net interest income as the Bank usually maintains more assets than liabilities at variable rates. Decreasing interest rates also may trigger loan prepayments, which could negatively affect the Bank’s net interest income. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average maturity of the Bank’s interest-earning assets and adversely affects its operating results. Prepayment risk also has a significant adverse impact on the Bank’s earnings from credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, in turn resulting in a mismatch in funding or in reinvestment at lower yields. In addition, as the Bank implements strategies to reduce future interest rate exposure, it may incur costs related to fluctuations in interest rates which, in turn, may impact its results.

The Bank’s income from its proprietary trading activities is highly volatile.

The Bank’s trading income is highly volatile. The Bank derives a portion of its profits from its proprietary trading activities and any significant reduction in its trading income could adversely affect the Bank’s results of operations and financial position. The Bank’s trading income is dependent on numerous factors beyond its control, such as the general market environment, overall market trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. A significant decline in the Bank’s trading income, or the incurrence of a trading loss, could adversely affect the Bank’s results of operations and financial position.

The Bank has significant exposure to sovereign risk, and especially Colombian risk, and the Bank’s results could be adversely affected by decreases in the value of its sovereign debt securities.

The Bank’s debt securities portfolio is primarily composed of sovereign debt securities, including securities issued or guaranteed by the Colombian government. Therefore, the Bank’s results are exposed to credit, market and liquidity risk associated with sovereign debt. As of September 30, 2011, the Bank’s total debt securities represented 12.6% of its total assets, and 37.61% of these securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the Bank’s debt securities portfolio and, consequently, the Bank’s results of operations and financial position.

The Bank is subject to market, operational and structural risks associated with its derivative transactions.

The Bank enters into derivative transactions for hedging purposes and on behalf of its customers. The Bank is subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). In addition, the market practice and documentation for derivative transactions is less developed in the jurisdictions where the Bank operates as compared to other more developed countries, and the court systems in such jurisdictions have limited experience in dealing with issues related to derivative transactions. As a result, there is increased operating and structural risk associated with derivatives transactions in these jurisdictions.

In addition, the execution and performance of derivatives transactions depend on the Bank’s ability to develop adequate control and administrative systems and to hire and retain qualified personnel. Moreover, the Bank’s ability to adequately monitor, analyze and report these derivative transactions depends, to a great extent, on its information technology systems. These factors may further increase the risks associated with these transactions and could materially and adversely affect the Bank’s results of operations and financial position.

The Bank is subject to operational risks.

The Bank’s businesses are dependent on the ability to process a large number of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee errors and failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems. The Bank’s currently adopted procedures may not be effective in controlling each of the operational risks faced by the Bank.

The Bank’s businesses rely heavily on data collection, processing and storage systems, the failure of which could materially and adversely affect the effectiveness of its risk management, reputation and internal control system as well as its financial condition and results of operations.

All of the Bank’s principal businesses are highly dependent on the ability to timely collect and process a large amount of financial and other information at its various branches across numerous markets, at a time when transaction processes have become increasingly complex with increasing volume. The proper functioning of financial control, accounting or other data collection and processing systems is critical to the Bank’s businesses and to its ability to compete effectively. A partial or complete failure of any of these primary systems could materially and adversely affect the Bank’s decision-making process, its risk management and internal control systems, and the quality of its service, as well as the Bank’s ability to respond on a timely basis to changing market conditions. If the Bank cannot maintain an effective data collection and management system, its business operations, financial condition, reputation and results of operations could be materially and adversely affected. The Bank is also dependent on information systems to operate its website, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. The Bank may experience operational problems with its information systems as a result of system failures, viruses, computer hackers or other causes. Any material disruption or slowdown of its systems could cause information, including data related to customer requests, to be lost or to be delivered to the Bank’s clients with delays or errors, which could reduce demand for the Bank’s services and products and could materially and adversely affect the Bank’s results of operations and financial position.

Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and management information systems in a timely manner could adversely affect its competitiveness, financial condition and results of operations.

The Bank’s ability to remain competitive will depend, in part, on its ability to upgrade the Bank’s information technology infrastructure on a timely and cost-effective basis. The information available to and received by the Bank’s management through its existing information systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in its operations. The Bank is currently undertaking a project to update its information technology platform that will result in significant changes in the following areas: treasury, credit cards, consumer management, products and distribution channels, financial management and accounting and human resources. Any failure to effectively improve or upgrade the Bank’s information technology infrastructure and information management systems in a timely manner could materially and adversely affect the Bank’s competitiveness, financial condition and results of operations.

The occurrence of natural disasters in the regions where the Bank operates could impair its ability to conduct business effectively, and could impact the Bank’s results of operations.

The Bank is exposed to the risk of natural disasters, such as earthquakes, floods, volcanic eruptions, tornadoes, tropical storms, wind and hurricanes in the regions where it operates. In the event of a natural disaster, unanticipated problems with the Bank’s disaster recovery systems could have a material adverse effect on the Bank’s ability to conduct business in the affected region, particularly if those problems affect its computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, if a significant number of the Bank’s local employees and managers were unavailable in the event of a disaster, its ability to effectively conduct business could be severely compromised. A natural disaster or multiple catastrophic events could have a material adverse effect on the Bank’s business and results of operations in the affected region.

Acquisitions and strategic partnerships may not perform in accordance with expectations or may disrupt the Bank’s operations and adversely affect its profitability.

An element of the Bank’s business strategy is to identify and pursue growth-enhancing strategic opportunities. The Bank may base assessments of potential acquisitions and partnerships on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions, investments and alliances may not produce anticipated synergies or perform in accordance with the Bank’s expectations and could adversely affect its operations and profitability.

The Bank’s concentration in and reliance on short-term deposits may increase its funding costs.

The Bank’s principal source of funds is short-term deposits, which together with certain long-term certificates of deposit represented a share of 67.2% of total liabilities as of September 30, 2011 compared to 72.4% and 76.9% at the end of 2010 and 2009, respectively. Because the Bank relies primarily on short-term deposits for its funding, in the event of a sudden or unexpected shortage of funds in the banking systems and money markets where the Bank operates, the Bank may not be able to maintain its current level of funding without incurring higher costs or selling assets at prices below their prevailing market value.

The Bank’s policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose the Bank to fines and other liabilities.

The Bank is required to comply with applicable anti-money laundering, anti-terrorism laws and other regulations. These laws and regulations require the Bank, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. While the Bank has adopted policies and procedures aimed at detecting and preventing the use of its banking network for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been adopted recently and may not completely eliminate instances where it may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent the Bank may fail to fully comply with applicable laws and regulations, the relevant government agencies to which it reports have the power and authority to impose fines and other penalties on the Bank. In addition, the Bank’s business and reputation could suffer if customers use the Bank for money laundering or illegal or improper purposes.

The Bank is subject to increasing competition which may adversely affect its results of operations.

The Bank operates in a highly competitive environment and increased competitive conditions are to be expected in the jurisdictions where the Bank operates. Intensified merger activity in the financial services industry produces larger, better capitalized and more geographically diverse firms that are capable of offering a wider array of financial products and services at more competitive prices. The Bank’s ability to maintain its competitive position depends mainly on its ability to fulfill new customers’ needs through the development of new products and services and the Bank’s ability to offer adequate services and strengthen its customer base through cross-selling. The Bank’s business will be adversely affected if the Bank is not able to maintain efficient service strategies. In addition, the Bank’s efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of opportunities is undermined by competitive pressures.

Downgrades in our credit ratings would increase our cost of borrowing funds and make our ability to raise new funds, attract deposits or renew maturing debt more difficult.

Our credit ratings are an important component of our liquidity profile. A downgrade in our credit ratings would increase our cost of raising funds in the capital markets or of borrowing funds. Certain Colombian institutional investors are only permitted to purchase debt securities that are rated “AAA” by Colombian credit rating agencies, due to regulatory or internal policies. Purchase of our securities by these investors could be prohibited if we suffer a decline in our local credit rating. Our ability to renew maturing debt could be restricted and more expensive if our credit rating were to decline. Our lenders and counterparties in derivative transactions are sensitive to the risk of a credit rating downgrade. A downgrade in our credit rating may adversely affect perception of our financial stability and our ability to raise deposits, which could make us less successful when competing for deposits and loans in the market place. Our ability to successfully compete depends on various factors, including our financial stability as reflected by our credit ratings.

A new insolvency law in Colombia may limit our monetary collection and right enforcement ability.

Law 1380 of 2010, which provided insolvency protection for individuals and merchants, was declared unconstitutional on September 19, 2011 by the Colombian Constitutional Court because of procedural errors in the legislation process. A new law on the same terms as Law 1380 of 2010 was presented on September 20, 2011 to fill the void left after the constitutional court’s decision. If the new law is passed, increased debtor protections could make it more difficult for us to enforce debt and other monetary obligations, which could have an adverse impact on our results of operations and financial condition.

The Central Bank may impose requirements on our (and other Colombian residents’) ability to obtain loans in foreign currency.

The Banco de la República (the “Central Bank”) may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including the Bank. Although no mandatory deposit requirement is currently in effect, a mandatory deposit requirement was set at 40% in 2008 after the Colombian peso appreciated against foreign currencies. Although we cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The use of such measures by the Central Bank may be a disincentive for the Bank and our clients to obtain loans denominated in a foreign currency.

RISKS RELATING TO THE PREFERRED SHARES AND THE AMERICAN DEPOSITARY SHARES (“ADSs”)

Preemptive rights may not be available to holders of ADSs.

The Bank’s by-laws and Colombian law require that, whenever the Bank issues new shares of any outstanding class, it must offer the holders of each class of shares (including holders of ADSs) the right to purchase a number of shares of such class sufficient to maintain their existing percentage ownership of the aggregate capital stock of the Bank. These rights are called preemptive rights. United States holders of ADSs may not be able to exercise their preemptive rights through The Bank of New York Mellon, which acts as depositary (the “Depositary”) for the Bank’s ADR facility, unless a registration statement under the Securities Act is effective with respect to such rights and class of shares or an exemption from the registration requirement thereunder is available. Although the Bank is not obligated to, it intends to consider at the time of any rights offering the costs and potential liabilities associated with any such registration statement, the benefits to the Bank from enabling the holders of the ADSs to exercise those rights and any other factors deemed appropriate at the time, and will then make a decision as to whether to file a registration statement. Accordingly, the Bank might decide not to file a registration statement in some cases.

To the extent holders of ADSs are unable to exercise these rights because a registration statement has not been filed and no exemption from the registration requirement under the Securities Act is available, the Depositary may attempt to sell the holders’ preemptive rights and distribute the net proceeds from that sale, if any, to such holders. The Depositary, after consulting with the Bank, will have discretion as to the procedure for making preemptive rights available to the holders of ADSs, disposing of such rights and making any proceeds available to such holders. If by the terms of any rights offering or for any other reason the Depositary is unable or chooses not to make those rights available to any holder of ADSs, and if it is unable or for any reason chooses not to sell those rights, the Depositary may allow the rights to lapse. Whenever the rights are sold or lapse, the equity interests of the holders of ADSs will be proportionately diluted.

The Bank’s preferred shares have limited voting rights.

The Bank’s corporate affairs are governed by its by-laws and Colombian law. Under the by-laws and Colombian law, the Bank’s preferred stockholders may have fewer rights than stockholders of a corporation incorporated in a U.S. jurisdiction. Holders of the Bank’s preferred shares and ADSs representing those shares are not entitled to vote for the election of directors or to influence the Bank’s management policies. Under the Bank’s by-laws and Colombian corporate law, holders of preferred shares (and consequently, holders of ADSs) have no voting rights in respect of preferred shares, other than the right to one vote per preferred share, in the following events:

•	in the event that changes in the Bank’s by-laws may impair the conditions or rights assigned to such shares and when the conversion of such shares into common shares is to be approved;

•	when voting on the anticipated dissolution, merger or transformation of the corporation or change of its corporate purpose;

•

when the preferred dividend has not been fully paid during two consecutive annual terms. In this event, holders of such shares shall retain their voting rights until the corresponding accrued dividends have been fully paid to them;

•	when the general shareholders’ meeting orders the payment of dividends with issued shares of the Bank;

•

if at the end of a fiscal period, the Bank’s profits are not enough to pay the minimum dividend and the Superintendency of Finance, by its own decision or upon petition of holders of at least ten percent (10%) of preferred shares, determines that benefits were concealed or shareholders were misled with regard to benefits received from the Bank by the Bank’s directors or officers, decreasing the profits to be distributed, the Superintendency of Finance may resolve that holders of preferred shares should participate with speaking and voting rights at the general shareholders’ meeting, in the terms established by law; and

•

when the registry of shares at the Colombian Stock Exchange or at the RNVE is suspended or canceled. In this event, voting rights shall be maintained until the irregularities that resulted in such cancellation or suspension are resolved.

Holders of the Bank’s ADSs may encounter difficulties in the exercise of dividend and voting rights.

Holders of the Bank’s ADSs may encounter difficulties in the exercise of some of their rights with respect to the shares underlying ADSs. If the Bank makes a distribution to holders of underlying shares in the form of securities, the Depositary is allowed, in its discretion, to sell those securities on behalf of ADS holders and instead distribute the net proceeds to the ADS holders. Also, under some circumstances, ADS holders may not be able to vote by giving instructions to the Depositary in those limited instances in which the preferred shares represented by the ADSs have the power to vote.

Relative illiquidity of the Colombian securities markets may impair the ability of an ADR holder to sell preferred shares.

The Bank’s common and preferred shares are listed on the Colombian Stock Exchange, which is relatively small and illiquid compared to stock exchanges in major financial centers. In addition, a small number of issuers represent a disproportionately large percentage of market capitalization and trading volume on the Colombian

Stock Exchange. A liquid trading market for the Bank’s securities might not develop on the Colombian Stock Exchange. A limited trading market could impair the ability of an ADS holder to sell preferred shares (obtained upon withdrawal of such shares from the ADR facility) on the Colombian Stock Exchange in the amount and at the price and time such holder desires, and could increase the volatility of the price of the ADSs.

American Depositary Shares do not have the same tax benefits as other equity investments in Colombia.

Although ADSs represent Bancolombia’s preferred shares, they are held through a custodian in Colombia that is subject to a specific tax regulatory regime. For Colombian tax purposes, the sale of ADSs by foreign companies, Colombian individuals who are not residents in Colombia, or foreign non-resident individuals who have not started their fifth year of continuous residence in Colombia does not generate Colombian source income and is not subject to income tax in Colombia. Accordingly, the tax benefits applicable in Colombia to equity investments, in particular, those relating to dividends and profits from sale, are not applicable to ADSs. For more information see “Tax Considerations”, below.

USE OF PROCEEDS

We will receive net proceeds from the sale of the new ADSs in this offering, of approximately US$256,955,510 million, or approximately US$296,157,986 if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions, the special structuring fee and estimated offering expenses. We intend to use the aggregate net proceeds for general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Our ratios of earnings to fixed charges and preferred share dividends and other appropriations for the five years ended December 31, 2010, the six months ended June 30, 2010 and June 30, 2011, and the nine months ended September 30, 2010 and September 30, 2011, using financial information calculated in accordance with Colombian GAAP and adjusted to reflect U.S. GAAP, were:

	Year Ended December 31,					June 30,		September 30,
	2006	2007	2008	2009	2010	2010	2011	2010	2011
Ratios in accordance with Colombian GAAP(1)
Excluding interest on deposits	2.35	2.55	2.55	2.67	3.52	4.56	3.88	4.67	3.67
Including interest on deposits	1.60	1.60	1.55	1.56	2.01	2.13	2.14	2.19	2.06
Ratios in accordance with U.S. GAAP(1)
Excluding interest on deposits	2.88	2.81	1.85	2.27	2.61	3.02	1.90	N/A	N/A
Including interest on deposits	1.82	1.68	1.31	1.45	1.80	1.89	1.44	N/A	N/A

(1)	For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before minority interest and income taxes. Fixed charges consist of total interest expense.

CAPITALIZATION

The following table sets forth our consolidated Technical Capital (as defined in “Colombian Banking Regulations—Capital Adequacy Requirements”) and long-term senior indebtedness as of September 30, 2011, and as adjusted to give effect to the receipt of US$893,744,430 in gross proceeds from the sale of preferred shares, including preferred shares in the form of ADSs pursuant to this offering and the preemptive rights offering in Colombia, calculated as described in footnote (2) below, offered herein as if such issuances had occurred on September 30, 2011.

	As of September 30, 2011(1)
(In Millions of COP and Thousands of US$, Except Percentages)	Actual			As Adjusted for This Offering(2)
Long-term senior indebtedness	COP 2,584,657	US$	1,339,888	COP 2,584,657	US$	1,339,888

Subscribed capital	393,914		204,205	425,914		220,794
Legal reserve and other reserves	6,270,114		3,250,431	7,962,156		4,127,586
Unappropriated retained earnings	64,743		33,563	64,743		33,563
Net Income	294,189		152,508	294,189		152,508
Less:
Long-term investments	(149,543)		(77,523)	(149,543)		(77,523)
Non-monetary inflation adjustment	(55,703)		(28,876)	(55,703)		(28,876)

Primary capital (Tier I)	6,817,714		3,534,308	8,541,756		4,428,052

Provisions for loans	47,876		24,819	47,876		24,819
Subordinated bonds	2,426,419		1,257,857	2,426,419		1,257,857
Others	210,442		109,093	210,442		109,093

Computed secondary capital (Tier II)	2,684,737		1,391,769	2,684,737		1,391,769

Technical capital	9,502,451		4,926,077	11,226,493		5,891,821

Risk-weighted assets, including market risk	73,237,366		37,966,297	73,237,366		37,966,297

Technical capital to risk-weighted assets(3)(4)	12.97%		12.97%	15.33%		15.33%

(1)	Amounts stated in U.S. dollars have been converted, solely for the convenience of the reader, at the rate of COP 1,929.01 per US$1.00, which is the representative market rate calculated on September 30, 2011, the last business day of the quarter, as reported by the SFC. Such conversions should not be construed as representations that the peso amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
(2)	This column gives effect to the subscription of an aggregate amount of 63,999,997 of the Bank’s preferred shares consisting of (i) 43,543,793 preferred shares pursuant to our preemptive rights offering in Colombia and (ii) 5,114,051 ADSs in this offering. For purposes of this adjustment, we assume that the gross proceeds from this offering, before deduction of the underwriting discounts and commissions, the special structuring fee and estimated offering expenses payable by us, will be US$893,744,430, if the underwriters exercise their option to purchase additional ADSs in full. Further, for purposes of this adjustment, we converted the COP 1,132,139 million in gross proceeds from the preemptive rights offering in Colombia at the exchange rate mentioned in footnote(1) above.
(3)	Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on the standards of the Basel Committee and differ from banking regulations in the United States. See “Risk Factors” and “Colombian Banking Regulations” for further information.
(4)	Colombian regulations require that a credit institution’s Technical Capital be at least 9% of that institution’s total risk-weighted assets.

PRICE RANGE OF THE ADSs AND PREFERRED SHARES

In the United States, our preferred shares trade in the form of ADSs. Each ADS represents four preferred shares. The ADSs commenced trading on the NYSE in July 1995. As of January 31, 2012, the ADSs represented approximately 57% of our preferred shares and 20% of our current outstanding shares. Our preferred shares began trading on the Colombian Stock Exchange in 1995.

The tables below set forth, for the periods indicated, the reported high and low closing sale prices and share trading volume for the ADSs on the NYSE and for the preferred shares on the Colombian Stock Exchange, for the periods indicated.

	Colombian Stock Exchange		New York Stock Exchange
	Ps Per Preferred Share		US$ per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low
Year Ending
December 31, 2011	31,100	25,160	69.87	53.56	83,520,522
December 31, 2010	31,820	20,400	69.44	40.10	92,823,574
December 31, 2009	24,200	10,440	48.00	15.90	110,933,010
December 31, 2008	18,960	9,300	44.00	15.00	135,165,148
December 31, 2007	19,360	13,200	39.00	24.00	132,406,300

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombia Stock Exchange			New York Stock Exchange
	Ps Per Preferred Shares		Trading Volume (Number of Shares)	US$ per ADS		Trading Volume (Number of ADSs)
	High	Low		High	Low
	(in nominal pesos)
2011
First quarter	29,600	25,700	40,901,113	63.53	53.56	26,407,950
Second quarter	29,980	27,780	25,006,440	67.01	61.83	17,070,939
Third quarter	29,880	26,000	30,674,067	67.35	55.70	21,196,499
Fourth quarter	29,800	26,520	27,263,359	64.35	54.66	18,824,920

2010
First quarter	23,540	20,400	30,022,171	48.30	40.10	20,026,846
Second quarter	24,300	21,680	24,614,457	51.96	42.53	19,949,298
Third quarter	30,280	23,740	31,640,593	67.56	49.85	30,367,572
Fourth quarter	31,820	28,400	25,356,000	69.44	59.31	22,479,858

2009
First quarter	13,160	10,440	64,657,870	24.33	15.90	33,167,974
Second quarter	16,500	12,160	64,560,996	32.19	18.96	31,275,488
Third quarter	20,700	14,980	55,568,395	43.29	28.23	23,001,042
Fourth quarter	24,200	19,240	38,539,785	48.00	38.17	23,488,506

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

	Colombia Stock Exchange		New York Stock Exchange
	Ps Per Preferred Share		US$ per ADS		Trading Volume (Number of ADSs)
	High	Low	High	Low
Month
January 2012	28,800	26,100	62.18	56.87	9,801,008
December 2011	28,800	26,100	62.18	56.87	9,801,008
November 2011	29,480	26,520	62.80	54.14	5,465,253
October 2011	30,000	26,500	64.50	53.64	7,297,520
September 2011	29,880	26,500	66.91	55.50	8,562,785
August 2011	29,580	26,000	67.27	56.45	7,149,338

Source: NYSENet (Composite Index) and Colombian Stock Exchange.

DIVIDEND POLICY

The declaration, amount and payment of dividends by Bancolombia is based on the Bank’s unconsolidated earnings. Once the shareholders present at the relevant general shareholders’ meeting have approved the financial statements, then they can determine the allocation of distributable profits, if any, of the preceding year. This is done by a resolution adopted by the vote of the holders of a majority of the common shares at the annual general shareholders’ meeting pursuant to the recommendation of the board of directors and the president of the Bank.

Under the Colombian Commerce Code, after payment of income taxes and appropriation of legal and other reserves, and after setting off losses from prior fiscal years, the Bank must distribute to its shareholders at least 50% of its annual net income, or 70% of its annual net income if the total amount of reserves exceeds 100% of its outstanding capital. Such dividend distribution must be made to all shareholders, in cash or in issued stock of Bancolombia, as may be determined by the shareholders, and paid within a year from the date of the ordinary annual shareholders’ meeting in which the dividend was declared.

Pursuant to Colombia’s Law 222 of 1995, the minimum dividend per share requirement of 50% or 70% of net income, as the case may be, may be waived by an affirmative vote of the holders of 78% of the shares present at the shareholders’ meeting.

Under Colombian law and the Bank’s by-laws, the annual net profits of the Bank must be applied as follows:

•	first, an amount equal to 10% of the Bank’s net profits to a legal reserve until such reserve is equal to at least 50% of the Bank’s subscribed capital;

•	second, to the payment of the minimum dividend on the preferred shares; and

•

third, allocation of the balance of the net proceeds as may be determined in the ordinary annual shareholders’ meeting by the vote of the holders of a majority of the common shares entitled to vote, upon the recommendation of the board of directors and the president, and may, subject to further reserves required by the Bank’s by-laws, be distributed as a dividend.

In accordance with the Bank’s by-laws, the general shareholders’ meeting may also allocate a portion of the profits to welfare, education or civic services, or to support economic organizations of the Bank’s employees.

The following table sets forth the annual cash dividends paid on each common share and each preferred share during the periods indicated:

Dividends declared with respect to net income earned in:	Cash dividends per share(1)(2)	Cash dividends per share(1)(3)
	(Ps)	(U.S. dollars)
2010	669	0.357
2009	637	0.331
2008	624	0.245
2007	568	0.310
2006	532	0.243

(1)	Includes common shares and preferred shares.
(2)	Cash dividends for 2010, 2009, 2008, 2007 and 2006 were paid in quarterly installments.
(3)	Amounts have been translated from pesos at the representative market rate in effect at the end of the month in which the dividends were declared (February or March, as applicable).

Common Shares

Under Colombian law, the dividends payable to the holders of common shares cannot exceed the dividends payable to holders of preferred shares. All common shares that are fully paid-in and outstanding at the time a dividend or other distribution is declared are entitled to share equally in that dividend or other distribution. Common shares that are only partially paid-in participate in a dividend or distribution in the same proportion as such common shares have been paid-in at the time of the dividend or distribution.

Preferred Shares

Holders of preferred shares are entitled to receive dividends based on the profits of the preceding fiscal year, after deducting losses affecting the capital and once the amount that shall be legally set apart for the legal reserve has been deducted, but before creating or accruing for any other reserve, of a minimum preferred dividend equal to one percent (1%) yearly of the subscription price of the preferred share, provided this dividend is higher than the dividend assigned to common shares,;if this is not the case, the dividend shall be increased to an amount that is equal to the per share dividend on the common shares.

Payment of the preferred dividend shall be made at the time and in the manner established by the general shareholders’ meeting and in the priority indicated by Colombian law.

In the event that the holders of preferred shares have not received the minimum dividend for a period in excess of two consecutive fiscal years, they will acquire voting rights until the corresponding accrued dividends have been fully paid to them. See “Description of the Preferred Shares—Voting Rights” in the accompanying prospectus.

General Aspects Involving Dividends

The dividend periods may be different from the periods covered by the general balance sheet. The general shareholders’ meeting will determine such dividend periods, the effective date, the system and the place for payment of dividends.

Dividends declared on the common shares and the preferred shares will be payable to the record holders of those shares, as they appear on the Bank’s stock registry, on the appropriate record dates as determined by the general shareholders’ meeting.

Any stock dividend payable by the Bank will be paid in common shares to the holders of common shares and in preferred shares to the holders of preferred shares. Nonetheless, a general shareholders’ meeting may authorize the payment in common shares to all shareholders. Any stock dividend payable in common shares requires the approval of 80% or more of the shares present at a shareholders’ meeting, which will include 80% or more of the outstanding preferred shares. In the event that none of the holders of preferred shares is present at such meeting, a stock dividend may only be paid to the holders of common shares that approve such a payment.

For information regarding dividend distribution to holders of ADSs, see “Description of American Depositary Receipts—Dividends, Other Distributions and Rights” in the accompanying prospectus.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Bank’s consolidated financial statements as well as Item 5. “Operating and Financial Review and Prospects” in the Annual Report. This information has been prepared based on the Bank’s financial records, which are prepared in accordance with Colombian GAAP and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP. See Note 31 to the Bank’s consolidated financial statements as of December 31, 2010 included in the Annual Report for a summary of the significant differences between Colombian GAAP and U.S. GAAP.

Average balance sheet

The following tables show for the years ended December 31, 2010, 2009 and 2008 and the nine-month periods ended September 30, 2010 and 2011, respectively: (i) average balances for all of the Bank’s assets and liabilities; (ii) interest earned and interest paid amounts; and (iii) average nominal interest rates/yield for the Bank’s interest-earning assets and interest-bearing liabilities.

(COP Million, Except Percentages)	Average Balance Sheet and Income From Interest-Earning Assets for the Fiscal Years Ended December 31,
	2010			2009			2008
	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate
ASSETS
Interest-earning assets
Overnight funds
Peso-denominated	907,453	32,472	3.6%	823,303	60,561	7.4%	428,144	67,339	15.7%
U.S. Dollar-denominated	478,224	9,526	2.0%	1,155,871	15,612	1.4%	649,167	38,869	6.0%

Total	1,385,677	41,998	3.0%	1,979,174	76,173	3.8%	1,077,311	106,208	9.9%
Investment securities
Peso-denominated	6,381,602	430,911	6.8%	5,461,175	647,324	11.9%	4,387,502	406,802	9.3%
U.S. Dollar-denominated	2,159,867	11,502	0.5%	2,210,185	81,234	3.7%	1,705,124	24,787	1.5%

Total	8,541,469	442,413	5.2%	7,671,360	728,558	9.5%	6,092,626	431,589	7.1%
Loans and Financial Leases(1)
Peso-denominated	32,808,038	3,763,049	11.5%	31,577,872	4,713,033	14.9%	28,491,159	4,923,704	17.3%
U.S. Dollar-denominated	10,361,466	701,225	6.8%	11,457,889	909,934	7.9%	10,922,602	852,242	7.8%

Total	43,169,504	4,464,274	10.3%	43,035,761	5,622,967	13.1%	39,413,761	5,775,946	14.7%
Total interest-earning assets
Peso-denominated	40,097,093	4,226,432	10.5%	37,862,350	5,420,918	14.3%	33,306,805	5,397,845	16.2%
U.S. Dollar-denominated	12,999,557	722,253	5.6%	14,823,945	1,006,780	6.8%	13,276,893	915,898	6.9%

Total	53,096,650	4,948,685	9.3%	52,686,295	6,427,698	12.2%	46,583,698	6,313,743	13.6%
Total non-interest-earning assets
Peso-denominated	6,957,834			7,440,325			6,277,291
U.S. Dollar-denominated	3,300,597			2,502,976			2,260,525

Total	10,258,431			9,943,301			8,537,816
Total interest and non-interest-earning assets
Peso-denominated	47,054,927	4,226,432		45,302,675	5,420,918		39,584,096	5,397,845
U.S. Dollar-denominated	16,300,154	722,253		17,326,921	1,006,780		15,537,418	915,898

Total Assets (COP)	63,355,081	4,948,685		62,629,596	6,427,698		55,121,514	6,313,743

(1)	Includes performing loans only.

(COP Million, Except Percentages)	Average Balance Sheet and Income from Interest-Earning Assets for the Nine-Month Periods Ended September 30,
	2011			2010
	Average Balance	Interest Earned	Average Nominal Interest Rate	Average Balance	Interest Earned	Average Nominal Interest Rate
ASSETS
Interest-earning assets:
Overnight funds
Peso-denominated	247,762	7,502	4.0%	1,058,805	28,538	3.6%
U.S. Dollar-denominated	391,534	4,743	1.6%	516,212	6,766	1.7%

Total	639,296	12,245	2.6%	1,575,017	35,304	3.0%
Investment securities
Peso-denominated	7,290,704	518,676	9.5%	6,315,390	335,526	7.1%
U.S. Dollar-denominated	2,072,044	(13,395)	(0.9%)	2,220,123	10,107	0.6%

Total	9,362,748	505,281	7.2%	8,535,513	345,633	5.4%
Loans and Financial Leases(1)
Peso-denominated	37,839,045	3,199,608	11.3%	32,153,311	2,806,918	11.6%
U.S. Dollar-denominated	13,482,953	581,311	5.7%	9,960,586	519,784	7.0%

Total	51,321,998	3,780,919	9.8%	42,113,897	3,326,702	10.5%
Total interest-earning assets
Peso-denominated	45,377,511	3,725,786	10.9%	39,527,506	3,170,982	10.7%
U.S. Dollar-denominated	15,946,531	572,659	4.8%	12,696,921	536,657	5.6%

Total	61,324,042	4,298,445	9.3%	52,224,427	3,707,639	9.5%
Total non-interest-earning assets
Peso-denominated	11,015,277			7,237,391
U.S. Dollar-denominated	882,317			2,879,502

Total	11,897,594			10,116,893
Total interest and non-interest-earning assets
Peso-denominated	56,392,788	3,725,786		46,764,897	3,170,982
U.S. Dollar-denominated	16,828,848	572,659		15,576,423	536,657

Total Assets (COP)	73,221,636	4,298,445		62,341,320	3,707,639

(1)	Includes performing loans only.

(COP Million, Except Percentages)	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Fiscal Years Ended December 31,
	2010			2009			2008
	Average Balance	Interest Paid	Yield/ Rate(1)	Average Balance	Interest Paid	Yield/ Rate(1)	Average Balance	Interest Paid	Yield/ Rate(1)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits

Peso-denominated	852,041	24,357	2.9%	625,108	19,729	3.2%	468,000	16,012	3.4%
U.S. Dollar-denominated	1,679,362	14,501	0.9%	1,729,212	23,482	1.4%	1,733,507	23,245	1.3%

Total	2,531,403	38,858	1.5%	2,354,320	43,211	1.8%	2,201,507	39,257	1.8%
Savings deposits
Peso-denominated	14,046,068	307,106	2.2%	11,919,042	431,126	3.6%	10,952,894	555,628	5.1%
U.S. Dollar-denominated	2,122,407	14,556	0.7%	2,154,381	19,739	0.9%	1,880,546	34,090	1.8%

Total	16,168,475	321,662	2.0%	14,073,423	450,865	3.2%	12,833,440	589,718	4.6%
Time deposits
Peso-denominated	11,117,836	537,145	4.8%	13,080,400	1,099,678	8.4%	10,276,935	1,015,373	9.9%
U.S. Dollar-denominated	5,835,906	156,601	2.7%	7,402,123	276,889	3.7%	5,989,037	241,369	4.0%

Total	16,953,742	693,746	4.1%	20,482,523	1,376,567	6.7%	16,265,972	1,256,742	7.7%
Overnight funds
Peso-denominated	1,457,443	38,867	2.7%	1,213,463	74,492	6.1%	1,301,213	123,638	9.5%
U.S. Dollar-denominated	119,075	1,584	1.3%	493,706	19,607	4.0%	1,013,888	42,491	4.2%

Total	1,576,518	40,451	2.6%	1,707,169	94,099	5.5%	2,315,101	166,129	7.2%
Borrowings from development and other domestic banks(2)
Peso-denominated	2,521,533	133,673	5.3%	2,889,261	244,644	8.5%	3,036,553	332,747	11.0%
U.S. Dollar-denominated	127,093	5,359	4.2%	437,439	8,198	1.9%	600,817	12,153	2.0%

Total	2,648,626	139,032	5.2%	3,326,700	252,842	7.6%	3,637,370	344,900	9.5%
Interbank borrowings(2)(3)
Peso-denominated	—	—	—	—	—	—
U.S. Dollar-denominated	1,449,197	19,537	1.3%	1,270,413	47,650	3.8%	1,578,252	74,792	4.7%

Total	1,449,197	19,537	1.3%	1,270,413	47,650	3.8%	1,578,252	74,792	4.7%
Long-term debt
Peso-denominated	2,759,345	209,542	7.6%	2,413,103	256,721	10.6%	1,640,560	191,533	11.7%
U.S. Dollar-denominated	1,952,604	108,753	5.6%	1,636,497	103,461	6.3%	1,493,208	90,270	6.0%

Total	4,711,949	318,295	6.8%	4,049,600	360,182	8.9%	3,133,768	281,803	9.0%
Total interest-bearing liabilities
Peso-denominated	32,754,266	1,250,690	3.8%	32,140,377	2,126,390	6.6%	27,676,155	2,234,931	8.1%
U.S. Dollar-denominated	13,285,644	320,891	2.4%	15,123,771	499,026	3.3%	14,289,255	518,410	3.6%

Total	46,039,910	1,571,581	3.4%	47,264,148	2,625,416	5.6%	41,965,410	2,753,341	6.6%
Total interest and non-interest-bearing liabilities and stockholders’ equity
Peso-denominated	47,981,394	1,250,690		45,380,776	2,126,390		39,524,490	2,234,931
U.S. Dollar-denominated	15,373,687	320,891		17,248,820	499,026		15,597,024	518,410

Total Liabilities and Stockholders’ Equity (COP)	63,355,081	1,571,581		62,629,596	2,625,416		55,121,514	2,753,341

(1)	See “Item 4. Information on the Company — E. Selected Statistical Information — E.1 Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential” in the Annual Report.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.

(COP Million, Except Percentages)	Average Balance Sheet and Interest Paid on Interest-Bearing Liabilities for the Nine-Month Periods Ended September 30,
	2011				2010
	Average Balance	Interest Paid	Yield / Rate(1)	Average Balance	Interest Paid	Yield / Rate(1)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Interest-bearing liabilities:
Checking deposits

Peso-denominated	1,105,027	19,731	2.4%	802,471	16,470	2.7%
U.S. Dollar-denominated	1,658,671	8,947	0.7%	1,678,195	11,059	0.9%

Total	2,763,698	28,678	1.4%	2,480,666	27,529	1.5%
Savings deposits
Peso-denominated	17,191,404	321,001	2.5%	13,665,190	225,130	2.2%
U.S. Dollar-denominated	2,360,308	10,264	0.6%	2,091,969	11,016	0.7%

Total	19,551,712	331,265	2.3%	15,757,159	236,146	2.0%
Time deposits
Peso-denominated	10,783,724	385,154	4.8%	11,396,961	417,257	4.9%
U.S. Dollar-denominated	5,746,897	106,030	2.5%	5,882,343	116,569	2.6%

Total	16,530,621	491,184	4.0%	17,279,304	533,826	4.1%
Overnight funds
Peso-denominated	1,963,903	55,728	3.8%	1,369,645	25,881	2.5%
U.S. Dollar-denominated	167,196	1,850	1.5%	73,704	869	1.6%

Total	2,131,099	57,578	3.6%	1,443,349	26,750	2.5%
Borrowings from development and other domestic banks(2)
Peso-denominated	2,646,218	107,694	5.4%	2,549,831	103,059	5.4%
U.S. Dollar-denominated	58,855	6,526	14.8%	139,149	4,383	4.2%

Total	2,705,073	114,220	5.6%	2,688,980	107,442	5.3%
Interbank borrowings(2)(3)
Peso-denominated	—	—		—	—
U.S. Dollar-denominated	2,701,411	23,940	1.2%	1,234,641	13,614	1.5%

Total	2,701,411	23,940	1.2%	1,234,641	13,614	1.5%
Long-term debt
Peso-denominated	3,570,805	201,198	7.5%	2,705,683	158,810	7.8%
U.S. Dollar-denominated	3,846,325	167,091	5.8%	1,771,326	75,243	5.7%

Total	7,417,130	368,289	6.6%	4,477,009	234,053	7.0%
Total interest-bearing liabilities
Peso-denominated	37,261,081	1,090,506	3.9%	32,489,781	946,607	3.9%
U.S. Dollar-denominated	16,539,663	324,648	2.6%	12,871,327	232,753	2.4%

Total	53,800,744	1,415,154	3.5%	45,361,108	1,179,360	3.5%
Total interest and non-interest bearing liabilities and stockholders ‘equity
Peso-denominated	56,374,716	1,090,506		47,424,380	946,607
U.S. Dollar-denominated	16,846,920	324,648		14,916,940	232,753

Total Liabilities and Stockholders’ Equity (COP)	73,221,636	1,415,154		62,341,320	1,179,360

(1)	See “Item 4. Information on the Company – E. Selected Statistical Information – E.1 Distribution of Assets, Liabilities and Stockholders’ Equity; Interest Rates and Interest Differential” in the Annual Report.
(2)	Includes both short-term and long-term borrowings.
(3)	Includes borrowings from banks located outside Colombia.

Changes in net interest income and expenses — volume and rate analysis

The following table allocates, by currency of denomination, changes in the Bank’s net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rate for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009; the fiscal year ended December 31,

2009 compared to the fiscal year ended December 31, 2008, and for the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to the change due to changes in volume.

	2009-2010 Increase (Decrease) due to Changes in:			2008-2009 Increase (Decrease) due to Changes in:			Nine-Month Periods Ended September 30, 2011 - September 30, 2010 Increase (Decrease) Due to Changes in:
(COP million)	Volume	Rate	Net Change	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest-earning assets:
Overnight funds
Peso-denominated	3,011	(31,100)	(28,089)	29,067	(35,845)	(6,778)	(32,743)	4,695	(28,048)
U.S. Dollar-denominated	(13,498)	7,412	(6,086)	6,844	(30,101)	(23,257)	(2,014)	(684)	(2,698)

Total	(10,487)	(23,688)	(34,175)	35,911	(65,946)	(30,035)	(34,757)	4,011	(30,746)
Investment securities
Peso-denominated	62,151	(278,564)	(216,413)	127,265	113,257	240,522	92,515	151,685	244,200
U.S. Dollar-denominated	(268)	(69,464)	(69,732)	18,563	37,884	56,447	1,276	(32,612)	(31,336)

Total	61,883	(348,028)	(286,145)	145,828	151,141	296,969	93,791	119,073	212,864
Loans and financial leases
Peso-denominated	141,099	(1,091,083)	(949,984)	460,695	(671,366)	(210,671)	641,035	(117,449)	523,586
U.S. Dollar-denominated	(74,202)	(134,507)	(208,709)	42,510	15,182	57,692	202,487	(120,451)	82,036

Total	66,897	(1,225,590)	(1,158,693)	503,205	(656,184)	(152,979)	843,522	(237,900)	605,622
Total interest-earning assets
Peso-denominated	206,261	(1,400,747)	(1,194,486)	617,027	(593,954)	23,073	700,807	38,931	739,738
U.S. Dollar-denominated	(87,968)	(196,559)	(284,527)	67,917	22,965	90,882	201,749	(153,747)	48,002

Total	118,293	(1,597,306)	(1,479,013)	684,944	(570,989)	113,955	902,556	(114,816)	787,740

Interest-bearing liabilities:
Checking deposits
Peso-denominated	6,487	(1,859)	4,628	4,958	(1,241)	3,717	7,203	(2,855)	4,348
U.S. Dollar-denominated	(430)	(8,551)	(8,981)	(58)	295	237	(140)	(2,676)	(2,816)

Total	6,057	(10,410)	(4,353)	4,900	(946)	3,954	7,063	(5,531)	1,532
Savings deposits
Peso-denominated	46,506	(170,526)	(124,020)	34,947	(159,449)	(124,502)	87,789	40,039	127,828
U.S. Dollar-denominated	(219)	(4,964)	(5,183)	2,509	(16,860)	(14,351)	1,556	(2,559)	(1,003)

Total	46,287	(175,490)	(129,203)	37,456	(176,309)	(138,853)	89,345	37,480	126,825
Time deposits
Peso-denominated	(94,819)	(467,714)	(562,533)	235,689	(151,384)	84,305	(29,203)	(13,601)	(42,804)
U.S. Dollar-denominated	(42,028)	(78,260)	(120,288)	52,859	(17,339)	35,520	(3,332)	(10,720)	(14,052)

Total	(136,847)	(545,974)	(682,821)	288,548	(168,723)	119,825	(32,535)	(24,321)	(56,856)
Overnight funds
Peso-denominated	6,506	(42,131)	(35,625)	(5,387)	(43,759)	(49,146)	22,484	17,312	39,796
U.S. Dollar-denominated	(4,984)	(13,039)	(18,023)	(20,658)	(2,226)	(22,884)	1,379	(71)	1,308

Total	1,522	(55,170)	(53,648)	(26,045)	(45,985)	(72,030)	23,863	17,241	41,104
Borrowings from development and other domestic banks
Peso-denominated	(19,494)	(91,477)	(110,971)	(12,472)	(75,631)	(88,103)	5,230	950	6,180
U.S. Dollar-denominated	(13,086)	10,247	(2,839)	(3,062)	(893)	(3,955)	(11,871)	14,728	2,857

Total	(32,580)	(81,230)	(113,810)	(15,534)	(76,524)	(92,058)	(6,641)	15,678	9,037
Interbank borrowings
Peso-denominated	—	—	—	—	—	—	—
U.S. Dollar-denominated	2,410	(30,523)	(28,113)	(11,546)	(15,596)	(27,142)	17,331	(3,563)	13,768

Total	2,410	(30,523)	(28,113)	(11,546)	(15,596)	(27,142)	17,331	(3,563)	13,768
Long-term debt
Peso-denominated	26,293	(73,472)	(47,179)	82,188	(17,000)	65,187	64,994	(8,477)	56,517
U.S. Dollar-denominated	17,606	(12,314)	5,292	9,059	4,132	13,191	120,189	2,275	122,464

Total	43,899	(85,786)	(41,887)	91,247	(12,868)	78,378	185,183	(6,202)	178,981
Total interest-bearing liabilities
Peso-denominated	(28,521)	(847,179)	(875,700)	339,923	(448,464)	(108,542)	158,497	33,368	191,865
U.S. Dollar-denominated	(40,731)	(137,404)	(178,135)	29,103	(48,487)	(19,384)	125,112	(2,586)	122,526

Total (COP)	(69,252)	(984,583)	(1,053,835)	369,026	(496,951)	(127,926)	283,609	30,782	314,391

Interest-earning assets — net interest margin and spread

The following table presents the levels of average interest-earning assets and net interest income of the Bank and illustrates the comparative net interest margin and interest spread obtained for the fiscal years ended December 31, 2010, 2009 and 2008 and the nine-month periods ended September 30, 2010 and 2011, respectively.

(COP Million, Except Percentages)	Interest-Earning Assets-Yield for the Fiscal Year Ended December 31,			Interest-Earning Assets-Yield For the Nine-Month Periods ended September 30,
	2010	2009	2008	2011	2010
Total average interest-earning assets
Peso-denominated	40,097,093	37,862,350	33,306,805	45,377,511	39,527,506
U.S. Dollar-denominated	12,999,557	14,823,945	13,276,893	15,946,531	12,696,921

Total	53,096,650	52,686,295	46,583,698	61,324,042	52,224,427
Net interest earned(1)
Peso-denominated	2,975,742	3,294,528	3,162,914	2,635,280	2,224,375
U.S. Dollar-denominated	401,362	507,754	397,488	248,011	303,904

Total	3,377,104	3,802,282	3,560,402	2,883,291	2,528,279
Average yield on interest-earning assets
Peso-denominated	10.5%	14.3%	16.2%	10.9%	10.7%
U.S. Dollar-denominated	5.6%	6.8%	6.9%	4.8%	5.6%

Total	9.3%	12.2%	13.6%	9.3%	9.5%
Net interest margin(2)
Peso-denominated	7.4%	8.7%	9.5%	5.8%	5.6%
U.S. Dollar-denominated	3.1%	3.4%	3.0%	1.6%	2.4%

Total	6.4%	7.2%	7.6%	4.7%	4.8%
Interest spread(3)
Peso-denominated	6.7%	7.7%	8.1%	7.0%	6.8%
U.S. Dollar-denominated	3.1%	3.5%	3.3%	2.2%	3.2%

Total	5.9%	6.6%	7.0%	5.8%	6.0%

(1)	Net interest earned is interest income less interest paid and includes interest earned on investments.
(2)	Net interest margin is net interest income divided by total average interest-earning assets.
(3)	Interest spread is the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

COLOMBIAN BANKING REGULATIONS

Colombian Banking Regulators

Pursuant to Colombia’s Constitution, the Colombian national legislature has the power to prescribe the general legal framework within which the government may regulate the financial system. The agencies vested with the authority to regulate the financial system are the Board of Directors of the Central Bank, the Ministry of Finance, the SFC, the Superintendency of Industry and Commerce (the “SIC”) and the Self-Regulatory Organization (Autoregulador del Mercado de Valores) (the “SRO”).

Central Bank

The Central Bank exercises the customary functions of a central bank, including price stabilization, monetary policy, regulation of currency circulation, regulation of credit, exchange rate monitoring and management of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction of the Central Bank’s duties. The Central Bank also acts as lender of last resort to financial institutions.

Ministry of Finance and Public Credit

One of the functions of the Ministry of Finance is to regulate all aspects of finance and insurance activities.

As part of its duties, the Ministry of Finance issues decrees relating to financial matters that may affect banking operations in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to capital adequacy, risk limitations, authorized operations, disclosure of information and accounting of financial institutions.

Superintendency of Finance

The SFC is the authority responsible for supervising and regulating financial institutions, including commercial banks such as the Bank, finance corporations, finance companies, financial services companies and insurance companies. The SFC has broad discretionary powers to supervise financial institutions, including the authority to impose fines on financial institutions and their directors and officers for violations of applicable regulations. The SFC can also conduct on-site inspections of Colombian financial institutions.

The SFC is also responsible for monitoring and regulating the market for publicly traded securities in Colombia and for monitoring and supervising securities market participants, including the Colombian Stock Exchange, brokers, dealers, mutual funds and issuers.

Financial institutions must obtain the prior authorization of the SFC before commencing operations.

Violations of the financial system rules and regulations are subject to administrative and, in some cases, criminal sanctions.

Other Colombian Regulators

Self Regulatory Organization

The SRO (Autorregulador del Mercado de Valores – AMV) is a private entity responsible for the regulation of entities participating in the Colombian capital markets. The SRO may issue mandatory instructions to its members and supervise its members’ compliance and impose sanctions for violations.

All capital market intermediaries, including the Bank, must become members of the SRO and are subject to its regulations.

Superintendency of Industry and Commerce

The SIC is the authority responsible for supervising and regulating competition in several industrial sectors, including financial institutions. The SIC is authorized to initiate administrative proceedings and impose sanctions on banks, including the Bank, whenever the financial entity behaves in a manner considered to be anti-competitive.

Regulatory framework for Colombian Banking Institutions

The basic regulatory framework of the Colombian financial sector is set forth in Decree 663 of 1993, modified among others, by Law 510 of 1999, Law 546 of 1999, Law 795 of 2003, Law 964 of 2005 and Law 1328 of 2009 as well as in External Resolution 8 of 2000 (exchange control regulation statute) and Resolution 4 (as hereinafter defined) issued by the board of directors of the Central Bank. Decree 663 of 1993 defines the structure of the Colombian financial system and defines several forms of business entities, including: (i) credit institutions (establecimientos de crédito) (which are further categorized into banks, finance corporations (corporaciones financieras), financing companies (compañias de financiamiento comercial) and finance cooperatives (cooperativas financieras)); (ii) financial services entities (sociedades de servicios financieros); (iii) capitalization corporations (sociedades de capitalización); (iv) insurance companies (entidades aseguradoras); and (v) insurance intermediaries (intermediarios de seguros). Furthermore, Decree 663 of 1993 provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the SFC. Additionally, Decree 2555 of 2010 compiled regulations that were dispersed in separate decrees, including regulations regarding capital adequacy and lending activities.

The main role of banks, finance corporations and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operations; finance corporations place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and finance companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations.

Law 510 of 1999 and Law 795 of 2003 substantially amended the powers of the SFC to control, regulate and supervise financial institutions. Law 510 of 1999 also streamlined the procedures for the Fondo de Garantías de Instituciones Financieras (“Fogafin”), the agency that insures deposits in financial institutions and provides credit and support to troubled financial institutions. The main purpose of Law 510 of 1999 was to improve the solvency standards and stability of Colombia’s financial institutions by providing rules for their incorporation and regulating permitted investments of credit institutions, insurance companies and investment companies.

Law 546 of 1999 was enacted to regulate the system of long-term home loans. Law 795 of 2003 was enacted to broaden the scope of activities that financial institutions can engage in, to update regulations with some of the then latest principles of the Basel Committee and to increase the minimum capital requirements in order to incorporate a financial institution (for more information, see “Minimum Capital Requirements” below). Law 795 of 2003 also provided authority to the SFC to take preventive measures, consisting mainly of preventive interventions with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary take-over by the SFC, such financial institutions must submit to the SFC a restructuring program to restore their financial condition.

The recently enacted Law 1328 of 2009 provides a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions in order to minimize disputes. Prior to Law 1328 of 2009, foreign banks were able to operate in Colombia by establishing a Colombian subsidiary authorized by the SFC. Following the enactment of Law 1328 of 2009, as of June 15, 2013, foreign banks will be permitted to operate through their “branches” and will not be required to incorporate a Colombian subsidiary. Law 1328 of 2009 also broadened the scope of permitted business activities by regulated entities. Following its adoption, credit institutions were allowed to operate leasing businesses and banks were allowed to extend loans to third parties so that borrowers could acquire control of other companies. On September 6, 2011, the SFC issued External Regulation 039 of 2011 pursuant to which the SFC is empowered to regulate certain banking practices considered as abusive.

The SFC has authority to implement applicable regulations and, accordingly, issues from time to time administrative resolutions and circulars. By means of External Circular 007 of 1996 (as amended), the SFC compiled the rules and regulations applicable to financial institutions. Likewise, by means of External Circular 100 of 1995 (the “Basic Accounting Circular”), it compiled all regulations applicable to the accounting rules and regulations.

The exchange control statute defines the different activities that banks, including the Bank, may perform as currency exchange intermediaries, including lending in foreign currency and investment in foreign securities.

Violations of any of the above statutes and their relevant regulations are subject to administrative sanctions and, in some cases, criminal sanctions.

Key Interest Rates

Colombian commercial banks, finance corporations and consumer financing companies are required to provide the Central Bank, on a weekly basis, with data regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Central Bank computes the Tasa de Captaciones de Corporaciones Financieras (“TCC”) and the Depósitos a Término Fijo (“DTF”) rates, which are published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The TCC is the weighted average interest rate paid by finance corporations for deposits with maturities of 90 days. The DTF is the weighted average interest rate paid by finance corporations, commercial banks and consumer financing companies for certificates of deposit with maturities of 90 days. For the week of January 10, 2012, the DTF was 5.12% and the TCC was 3.29%.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate, or Interés Bancario Corriente, calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate for microcredit loans and for all other loans is certified by the SFC.

Capital Adequacy Requirements

Capital adequacy requirements for Colombian financial institutions (as set forth in Decree 2555 of 2010, as amended) are based on applicable Basel Committee standards. The regulations establish four categories of assets, which are each assigned different risk weights, and require that a credit institution’s Technical Capital (as defined below) be at least 9% of that institution’s total risk-weighted assets.

Technical Capital for the purposes of the regulations consists of the sum of Tier One Capital (basic capital) and Tier Two Capital (additional capital) (Tier One Capital and Tier Two Capital, collectively, “Technical Capital”).

Tier One Capital consists mainly of:

•	outstanding and paid-in capital stock;

•	legal and other reserves;

•	profits retained from prior fiscal years;

•	the net positive result of the exchange adjustment account (cuenta de ajuste de cambios).

•

the total value of the revaluation of equity account (revalorización del patrimonio) (if positive) and of the foreign currency translation adjustment account (ajuste por conversión de estados financieros);

•

current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;

•

any representative shares held as a guarantee by Fogafin when the entity is in compliance with a recovery program aimed at bringing the bank back into compliance with capital adequacy requirements (if the SFC establishes that such recovery program has failed, these shares shall not be computed);

•	subordinated bonds issued by financial institutions and subscribed by Fogafin when they comply with certain requirements stated in the regulations;

•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;

•	the value of dividends declared to be paid-in shares; and

•	the value of the liabilities owed by minority interests.

Items deducted from Tier One Capital are:

•	any prior or current period losses;

•	the total value of the capital revaluation account (revalorización del patrimonio)(if negative);

•	accumulated inflation adjustments on non-monetary assets (provided that the respective assets have not been transferred);

•

investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by entities (excluding subsidiaries) subject to the supervision of the SFC excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993, subject to the conditions set forth in the regulation; and

•

investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

Tier Two Capital includes other reserves and retained earnings, which are added to the Tier One Capital in order to establish the total Technical Capital.

Tier Two Capital includes:

•	50% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);

•	50% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits);

•

mandatory convertible bonds effectively subscribed and paid, with maturities of up to 5 years, provided that the terms and conditions of their issuance were approved by the SFC and subject to the conditions set forth by the SFC;

•	subordinated payment obligations as long as said obligations do not exceed 50% of Tier One Capital and comply with additional requirements stated in the regulations;

•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation; and

•	general allowances made in accordance with the instructions issued by the SFC.

The following items are deducted from Tier Two Capital:

•

50% of the direct or indirect capital investments (in entities subject to the supervision of the SFC, excluding subsidiaries) and mandatory convertible bonds reappraisal that complies with the requirements set forth in the applicable regulation;

•

50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital; and

•	the value of the devaluation of equity investments with low exchange volume or which are unquoted.

In computing Technical Capital, Tier Two Capital may not exceed (but may be less than) the total amount of Tier One Capital.

Minimum Capital Requirements

The minimum capital requirement for banks on an unconsolidated basis is established in Article 80 of Decree 633 of 1993, as amended. The minimum capital requirement for 2012 is COP 73,750 million. Failure to meet such requirement can result in the Taking of Possession (toma de posesión) of the Bank by the SFC (See “Colombian Banking Regulations — Bankruptcy Considerations”).

Capital Investment Limit

All investments in subsidiaries and other authorized capital investments, other than those made in order to abide by legal requirements, may not exceed 100% of the total aggregate of capital, equity reserves and the equity re-adjustment account of the respective bank, financial corporation or commercial finance company, excluding unadjusted fixed assets and including deductions for accumulated losses.

Mandatory Investments

Central Bank regulations require financial institutions, including the Bank, to make mandatory investments in securities issued by Finagro, a Colombian public financial institution that finances production and rural activities, to support the agricultural sector. The amount of these mandatory investments is calculated based on the current peso-denominated obligations of the relevant financial institution.

Foreign Currency Position Requirements

According to External Resolution 4 of 2007, issued by the board of directors of the Central Bank as amended (“Resolution 4”), a financial institution’s foreign currency position (posición propia en moneda extranjera) is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), made or contingent, including those that may be sold in Colombian legal currency.

Resolution 4 provides that the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in pesos of 20% of the bank’s Technical Capital. Currency exchange intermediaries such as the Bank are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5% of its Technical Capital (with penalties being payable after the first business day).

Resolution 4 also defines foreign currency position in cash (posición propia de contado en moneda extranjera) as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days average foreign currency position in cash cannot exceed 50% of the bank’s Technical Capital. In accordance with Resolution 4, the three day average must be calculated on a daily basis and the foreign currency position in cash cannot be negative.

Finally, Resolution 4 requires banks to comply with a gross position of leverage (posición bruta de apalancamiento). Gross position of leverage is defined as (i) the value of term contracts denominated in foreign currency, plus (ii) the value of transactions denominated in foreign currency to be settled within two days in cash, plus (iii) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 sets a limit on the gross position of leverage, which cannot exceed 550% of the Technical Capital.

Reserve Requirements

Commercial banks are required by the board of directors of the Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. Such reserves are held by the Central Bank in the form of cash deposits. According to Resolution 11 of 2008 issued by the board of directors of the Central Bank, as amended, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

Credit institutions must maintain reserves of 11% over the following deposits and cash demands:

•	Private demand deposits;

•	Government demand deposits;

•	Other deposits and liabilities; and

•	Savings deposits.

In addition, credit institutions must maintain reserves of 4.5% for term deposits with maturities fewer than 540 days and 0% for term deposits with maturities of more than 540 days.

Credit institutions may maintain these reserves in their accounts at the Central Bank.

Marginal reserve requirements were eliminated by the Central Bank in 2008.

Foreign Currency Loans

Residents of Colombia may obtain foreign currency loans from foreign residents, and from Colombian currency exchange intermediaries or by placing debt securities abroad. Foreign currency loans must be either disbursed through a foreign exchange intermediary or deposited in offshore compensation accounts.

According to regulations issued by the Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Central Bank non-interest bearing deposits for a specified term, although the size of the required deposit is currently zero.

Notwithstanding the foregoing, such deposits would not be required in certain cases established in article 26 of Regulation 8 of 2000, including in the case of foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans, provided that such loan is disbursed against the funds of Banco de Comercio Exterior — Bancoldex. Moreover, Article 59-1(c) of Regulation 8 of 2000 sets forth a number of restrictions and limitations as to the use of proceeds in the case of foreign currency loans obtained by Colombian currency exchange intermediaries (including the Bank) and also provides that deposits would not be required in the event such restrictions and limitations are observed. Such foreign currency loans may be used, among others, for lending activities in a foreign currency with a tenor equal to, or shorter than, the tenor of the foreign financing.

Finally, pursuant to Law 9 of 1991, the board of directors of the Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness, as an exchange control policy, in order to avoid pressure in the currency exchange market.

Non-performing Loan Allowance

The SFC maintains guidelines on non-performing loan allowances for financial institutions.

Lending Activities

Decree 2555 of 2010, as amended, sets forth the maximum amounts that a financial institution may lend to a single borrower (including for this purpose all related fees, expenses and charges). These maximum amounts may not exceed 10% of a bank’s Technical Capital. However, there are several circumstances under which the limit may be raised. In general, the limit is raised to 25% when amounts lent above 5% of Technical Capital are secured by guarantees that comply with the financial guidelines provided in Decree 2555 of 2010, as amended. Also, according to Decree 2555 of 2010, a bank may not make loans to any shareholder that holds directly more than 10% of its capital stock for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding directly or indirectly 20% or more of the Bank’s capital stock exceed 20% of the Bank’s Technical Capital. In addition, no loan to a single financial institution may exceed 30% of the Bank’s Technical Capital, with the exception of loans funded by Colombian development banks which are not subject to such limit.

Also, Decree 2555 of 2010 set a maximum limit for risk concentrated in one single party, equivalent to 30% of the Bank’s Technical Capital, the calculation of which includes loans, leasing operations and equity and debt investments.

The Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans. However, interest rates must also be consistent with market terms with a maximum limit certified by the SFC.

Ownership and Management Restrictions

The Bank is organized as a stock company (sociedad anónima). Its corporate existence is subject to the rules applicable to commercial companies, principally the Colombian Commerce Code. The Colombian Commerce Code requires stock companies (such as the Bank) to have at least five shareholders at all times and provides that no single shareholder may own 95% or more of the Bank’s subscribed capital stock. Article 262 of the Colombian Commerce Code prohibits the Bank’s subsidiaries from acquiring the stock of the Bank.

Pursuant to Decree 663 of 1993 (as amended by Law 795 of 2003), any transaction resulting in an individual or corporation holding 10% or more of any class of capital stock of any Colombian financial institution, including, in the case of the Bank, transactions resulting in holding ADRs representing 10% or more of the outstanding stock of the Bank, is subject to the prior authorization of the SFC. For that purpose, the SFC must evaluate the proposed transaction based on the criteria and guidelines specified in Law 510 of 1999, as amended by Law 795 of 2003. Transactions entered into without the prior approval of the SFC are null and void and cannot be recorded in the institution’s stock ledger. These restrictions apply equally to national as well as foreign investors.

Colombian financial institutions that are security issuers must comply with special norms regarding the composition of their board of directors. As a consequence thereof, at least 25% of the board members of the board of directors of the Bank must be independent. To be considered independent, the board members must not be (i) employees or directors of the Bank; (ii) shareholders of the Bank that directly or indirectly address or control the majority of the voting rights or that may determine the majority composition of the management boards; (iii) shareholders or employees of entities that render certain services to the Bank in cases in which the service provider receives 20% or more of its income from the Bank; (iv) employees or directors of a non-profit organization that receives donations from the Bank in certain amounts; (v) directors of other entities in whose board of directors one of the legal representatives of the Bank participates; and (vi) any other person that receives from the Bank any kind of economic consideration (except as for the considerations received by the board members, the auditing committee or any other committee of the board of directors).

Bankruptcy Considerations

Pursuant to Colombian banking law, the SFC has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure. Accordingly, the SFC may intervene in a bank’s business, (i) prior to the liquidation of the bank, by taking one of the following preventive measures (institutos de salvamento) in order to prevent the bank from entering into a state where the SFC would need to take possession: (a) submit the bank to a special supervision regime; (b) issue a mandatory order to recapitalize the bank; (c) place the bank under the management of another authorized financial institution, acting as trustee; (d) order the transfer of all or part of the assets, liabilities and contracts, as well as certain ongoing concerns (establecimientos de comercio) of the bank to another financial institution; (e) order the bank to merge with one or more financial institutions that consent to the merger, whether by creating a new institution or by having another institution absorb the bank; (f) order the adoption of a recovery plan by the bank, including adequate measures to reestablish its financial situation, pursuant to guidelines approved by the government; (g) order the exclusion of certain assets and liabilities by requiring the transfer of such assets and liabilities to another institution designated by the SFC; and (h) order the progressive unwinding (desmonte progresivo) of the operations of the bank; or (ii) at any time, by taking possession of the bank (toma de posesión) (“Taking of Possession”) to either administer the bank or order its liquidation, depending on how critical the situation is found to be by the SFC.

The following grounds for a Taking of Possession are considered to be “automatic” in the sense that, if the SFC discovers their existence, the SFC must step in and take over the respective financial institution: (i) if the financial institution’s Technical Capital (patrimonio adecuado) falls below 40% of the legal minimum, or (ii) the expiration of the term of any then current recovery plans or the non-fulfillment of the goals set forth in such plans. Additionally, the SFC also conducts periodic visits to financial institutions and, as a consequence of these visits, the SFC can impose capital or solvency obligations on financial institutions without taking control of the financial institution.

Additionally, and subject to the approval of the Ministry of Finance, the SFC may, at its discretion, initiate intervention procedures under the following circumstances: (i) suspension of payments; (ii) failure to pay deposits; (iii) refusal to submit its files, accounts and supporting documentation for inspection by the SFC; (iv) refusal to be interrogated under oath regarding its business; (v) repeated failure to comply with orders and instructions from the SFC; (vi) repeated violations of applicable laws and regulations or of the bank’s by-laws; (vii) unauthorized or fraudulent management of the bank’s business; (viii) reduction of the bank’s Technical Capital below 50% of its subscribed capital; (ix) existence of serious inconsistencies in the information provided to the SFC that, at its discretion, impedes to accurately understand the situation of the bank; (x) failure to comply with the minimum capital requirements set forth in the Financial Statute; (xi) failure to comply with the recovery plans that were adopted by the bank; (xii) failure to comply with the order of exclusion of certain assets and liabilities to another institution designated by the SFC; and (xiii) failure to comply with the order of progressive unwinding (desmonte progresivo) of the operations of the bank.

The SFC may decide to order the Taking of Possession subject to the prior opinion of its advisory council (Consejo Asesor del Superintendente) and with the prior approval of the Ministry of Finance.

The purpose of Taking of Possession of a bank is to decide whether the entity should be liquidated, whether it is possible to place it in a position to continue doing business in the ordinary course, or whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

Within two months from the date when the SFC takes possession of a bank, the SFC must decide which of the aforementioned measures is to be pursued. The decision is subject to the prior opinion of Fogafin, which is the government agency that insures deposits made in Colombian financial institutions. The two month term may be extended with the prior consent of Fogafin.

Upon the Taking of Possession of a bank, depending on the financial situation of the bank and the reasons that gave rise to such measure, the SFC may (but is not required to) order the bank to suspend payments to its creditors. The SFC has the power to determine that such suspension will affect all of the obligations of the bank, or only certain types of obligations or even obligations up to or in excess of a specified amount.

As a result of the Taking of Possession, the SFC must appoint as special agent the person or entity designated by Fogafin to administer the affairs of the bank while such process lasts and until it is decided whether to liquidate the bank.

As part of its duties during the Taking of Possession, Fogafin must provide the SFC with the plan to be followed by the special agent in order to meet the goals set for the fulfillment of the measures that may have been adopted. If the underlying problems that gave rise to the Taking of Possession of the bank are not resolved within a term not to exceed two years, the SFC must order the liquidation of the bank.

During the Taking of Possession (which period ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from: (i) initiating any procedure for the collection of any amount owed by the bank; (ii) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations; (iii) constituting a lien or attachment over any of the assets of the bank to secure payment of any of its obligations; or (iv) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

In the event that the bank is liquidated, the SFC must, among other measures, provide that all term obligations owed by the bank are due and payable as of the date when the order to liquidate becomes effective.

During the liquidation process bank deposits and other types of saving instruments will be excluded from the liquidation process and, claims of creditors rank as follows: (i) the first class of credits includes the court expenses incurred in the interest of all creditors, wages and other obligations related with employment contracts and tax authorities’ credits regarding national and local taxes; (ii) the second class of credits comprises the credits secured by a security interest on movable assets; (iii) the third class of credits includes the credits secured by real estate collateral, such as mortgages; (iv) the fourth class of credits contains some other credits of the tax authorities against the debtor that are not included in the first class of credits and credits of suppliers of raw materials and input to the debtor; (v) finally, the fifth class of credits includes all other credits without any priority or privilege. Each category of creditors will collect in the order indicated above, whereby distributions in one category will be subject to completing full distribution in the prior category.

Colombian banks and other financial institutions are not subject to the laws and regulations that govern generally the insolvency, restructuring and liquidation of industrial and commercial companies.

Deposit Insurance —Troubled Financial Institutions

In response to the crisis faced by the Colombian financial system during the early 1980s, in 1985 the Government created Fogafin. Subject to specific limitations, Fogafin is authorized to provide equity (whether or not reducing the par value of the recipient’s shares) and/or secured credits to troubled financial institutions, and to insure deposits of commercial banks and certain other financial institutions.

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 2010 of the board of directors of Fogafin, as amended, requires mandatory deposit insurance. Under this Resolution No. 1, banks must pay an annual premium of 0.3% of total funds received on saving accounts, checking accounts, certificates of deposit and other deposits. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank up to a maximum of COP 20 million regardless of the number of accounts held.

Anti-money Laundering Provisions

The regulatory framework to prevent and control money laundering is contained in, among others, Decree 663 of 1993 and Circulars 26 of 2008 and 2010 and 019 of 2010 issued by the SFC, as well as Law 599 of 2000, and the Colombian Criminal Code, as amended.

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF style regional body), follows all of FATF’s 40 recommendations and eight special recommendations. Circular 26 of 2008 and 019 of 2010 issued by the SFC requires the implementation by financial institutions of a system of controls for money laundering and terrorism financing. These rules emphasize “know your customer” policies and knowledge of customers and markets. They also establish processes and parameters to identify and monitor a financial institution’s customers. According to these regulations, financial institutions must cooperate with the appropriate authorities to prevent and control money laundering and terrorism. Finally, the Colombian criminal code introduced criminal rules and regulations to prevent, control, detect, eliminate and adjudicate all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Risk Management Systems

Commercial banks, including the Bank, must have risk administration systems to meet the SFC minimum standards for compliance and to avoid and mitigate the following risks: (i) credit; (ii) liquidity; (iii) market; (iv) operational; and (v) money laundering and terrorism.

Generally, commercial banks have to weigh their assets based on 0%, 25%, 50% and 100% ratios depending on their risks. Standards to evaluate risk have been established and different ratings are awarded (A, B, C, D and E) to each credit asset depending on the level of risk. Depending on the rating assigned, a different amount of provisions are required, as established by the SFC in Chapter II of the Basic Accounting Circular.

With respect to liquidity and market risks, commercial banks must follow the provisions of the Basic Accounting Circular, which defines criteria and procedures for measuring a bank’s exposure to interest rate risk, foreign exchange risk, and market risk. Under such regulations, banks must send the SFC information on the net present value, duration, and interest rate of its assets, liabilities, and derivative positions. Since January 2002, Colombian banks have been required to calculate, for each position on the balance sheet, a volatility rate and a parametric VaR (value at risk), which is calculated based on net present value, modified duration and a risk factor computed in terms of a basis points change. Each risk factor is calculated and provided by the SFC.

With respect to operational risk, commercial banks must qualify, according to principles provided by the Basic Accounting Circular, each of their operative lines (such as corporate finance, issue and negotiation of securities, commercial banking, assets management, etc.) in order to record the risk events that may occur and cause fraud, technology problems, legal and reputational problems and problems associated with labor relations at the bank.

CERTAIN FOREIGN INVESTMENT CONSIDERATIONS

Exchange Market

The following is a brief summary of certain regulations applicable to foreign investment in Colombia and does not purport to be complete. You should consult with your financial and legal advisors regarding the specific restrictions of foreign investment in Colombia.

In 1990, the Colombian government initiated a policy of gradual currency liberalization. The foreign exchange market is comprised of a formal exchange market and a free foreign exchange market. The formal exchange market is made up of all foreign exchange transactions which must be mandatorily conducted through foreign exchange intermediaries (i.e., commercial and mortgage banks, financial corporations, commercial finance companies, Financiera Energética Nacional, or FEN, Banco de Comercio Exterior - BANCOLDEX, financial cooperatives and local stock broker dealers) or compensation accounts (i.e., offshore bank accounts registered with the Central Bank and subject to periodic reports before the Colombian authorities). Payments between Colombian residents and foreign residents in respect of foreign investments, imports, exports, foreign indebtedness, derivative transactions and guarantees in foreign currency, among others, must be conducted through the formal exchange market.

The other market where foreign exchange operations are conducted is the free market, which is made up of all remaining transactions that are not mandatorily traded on the formal exchange market.

The general legal principles of Colombia’s foreign exchange controls were established by Law 9 of 1991. According to this Law, the Ministry of Finance and Public Credit is in charge of regulating foreign investment while the Board of Directors of the Central Bank is in charge of regulating most of the transactions pertaining to the formal exchange market (including foreign investment). Following these powers, the Central Bank enacted Regulation 8 of 2000 and Regulation DCIN-83 and the Ministry of Finance and Public Credit enacted Decree 2080 of 2000, as amended from time to time, (together with Regulation 8 of 2000, the “Foreign Investment Statute”).

The Foreign Investment Statute requires that foreign investment operations be registered with the Central Bank. Registration may be automatic under certain circumstances; in other cases it can be achieved by delivering the documentation evidencing the investment and the relevant form as previously defined by the Colombian Central Bank.

Foreign Portfolio Investment and ADSs, Global Depositary Notes (“GDNs”) and Global Depositary Receipts (“GDRs”) Programs

According to the Foreign Investment Statute, the acquisition of shares, convertible bonds and any other securities listed in the National Registry of Securities and Issuers is considered a foreign portfolio investment in Colombia and as such can only be made through a local “administrator” (i.e., Colombian broker-dealers, trust companies or investment management companies supervised by the Colombian Financial Superintendency). Furthermore, foreign portfolio investments in Colombia are subject to registration with the Colombian Central Bank. Such registration must be completed by the local administrator, by means of filing an Exchange Declaration Form No. 4 with the local bank through which payment of the shares was made.

Pursuant to the Foreign Investment Statute, equity instruments such as shares and convertible bonds may serve as underlying instruments for the issuance of securities abroad, which represent a specific number of local-currency denominated shares or convertible bonds. The issue and negotiation of these securities abroad can be achieved by means of ADS, GDN and GDR programs, which are subject to foreign exchange regulations and securities laws.

As per Decree 4800 of 2010, the scope of the certificates’ underlying instruments is no longer limited to equity securities, since the same currently provides for all types of “securities”. Moreover, Regulation DCIN-83 specifically included investments in Global Depositary Notes (the “GDNs”) as a type of portfolio investment.

Furthermore, the Colombian Central Bank has established specific procedures and mechanisms that allow (i) the registration of ADS, GDN and GDR programs as a form of foreign portfolio investment. Such registration is required for the acquisition of local shares and convertible bonds by any foreign resident, which allow the issuing of securities abroad; (ii) the acquisition of ADSs, GDNs and GDRs by Colombian residents and the required registrations thereof, which is understood as a foreign investment allowed for Colombian residents; (iii) the negotiability of ADSs and GDRs between Colombian residents, which is permitted to be settled in dollars of the United States of America, subject to the filing of an Exchange Declaration Form No. 4; (iv) the possibility for foreign holders of ADSs, GDNs and GDRs to surrender their securities in exchange for local shares and convertible bonds. This process is permitted as an exchange of a portfolio investment for a direct investment in shares or convertible bonds; and (v) the possibility for Colombian residents to surrender their shares and convertible bonds in exchange for ADSs, GDNs or GDRs, which is not subject to foreign exchange registration.

Restrictions on Foreign Investments

Foreign investors who have duly registered their portfolio investments have the right to (i) transfer abroad dividends resulting from the investment (ii) reinvest dividends and income derived from the sale or liquidation of the investment; and (iii) transfer abroad any income derived from: the sale of the investment within the country, the liquidation (winding up) of the portfolio.

Repatriation of funds must be made through the local administrator by (i) converting the relevant amounts paid by us in COP into foreign currency and (ii) filing an Exchange Declaration Form No. 4 as support for the transaction.

Failure to timely report or register foreign investment operations with the Colombian Central Bank may prevent a foreign investor from having remittance rights. In addition, such failure could result in a violation to the foreign exchange regime and/or in fines of up to 200% of the amount invested.

Pursuant to the Foreign Investment Statute, repatriation conditions applicable to the remittance of dividends/investments abroad are those in force on the date on which investments are registered and may not be modified in any way that may be detrimental to the investor, except on a temporary basis when Colombia’s international reserves fall below the equivalent of three months’ worth of imports. Although we cannot assure you that the Central Bank of Colombia will not intervene in the future, no such intervention has taken place since the liberalization of the foreign exchange regime in 1991. Moreover, Colombia’s reserves currently cover approximately 7 months’ worth of imports.

Pursuant to article 88 of the Financial Statute and article 18 of Decree 2080 of 2000, investors (whether foreign or domestic) intending to acquire a number of shares in a company subject to the supervision by the Superintendency of Finance equivalent to or exceeding 10% of the company’s outstanding capital, would require previous authorization by the Superintendency.

TAX CONSIDERATIONS

Colombian Tax Considerations

The following summary contains a description of the principal Colombian income tax considerations in connection with the purchase, ownership and sale of the ADSs, but does not purport to be a comprehensive description of all Colombian tax considerations that may be relevant to a decision to purchase the ADSs. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than those of Colombia.

This summary is based on the tax laws of Colombia as in effect on the date of this prospectus supplement, as well as regulations, rulings and decisions in Colombia available on or before such date and now in effect. All of the foregoing is subject to change, which change could apply retroactively and could affect the continued validity of this summary.

Prospective purchasers of the ADSs should consult their own tax advisors as to Colombian tax consequences of the purchase, ownership and sale of the ADSs, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.

The Colombian law is dynamic particularly regarding tax provisions. The Colombian government has announced that it is working on a new tax bill to be submitted before the Colombian Congress this year.

General Rules

Colombian companies and individuals that are residents in Colombia are subject to Colombian Income Tax on their worldwide income. Foreign non-domiciled entities and non-resident individuals are subject to Income Tax in Colombia solely on their Colombian-source income which, as a general rule, originates in the sale of assets that are located in the country at the time the sale takes place, in the exploitation of tangible and intangible assets in Colombia, and in the provision of services within the Colombian territory. Tax treaties executed by Colombia, if applicable, provide for special rules regarding income tax in these cases.

For purposes of Colombian taxation, an individual is a resident of Colombia if he or she is physically present in Colombia for more than six months during the calendar year or if the six-continuous-month period is completed within that taxable period. Colombian individuals are also considered residents in Colombia for income tax purposes if they maintain their family or their principal place of business in Colombia, even if they stay outside Colombia. For purposes of Colombian taxation, a legal entity is a resident of Colombia if it is organized under the laws of Colombia.

In the case of foreign investors, income tax will be calculated on the basis of worldwide income and equity starting their fifth year of continuous or discontinuous residence in Colombia.

Taxation of Dividends

In general, dividends paid to foreign companies or other foreign entities, non-Colombian residents or to a Foreign Fund Administration Account, are treated as Colombian-source income and are subject to Colombian income tax.

However, to avoid double taxation, dividends are not subject to tax at the shareholder level when they are paid out of corporate profits that have been taxed at the corporate level. If the accounting/commercial earnings and profits of a Colombian corporation exceed the tax profits subject to income tax, such that distributions are made out of profits not taxed at the corporate level, then the excess is subject to income tax at the shareholder level. If the shareholder is a non-resident, the applicable tax rate is 33%.

Therefore, dividend distributions by Bancolombia to non-residents holders of ADSs though the Depositary will be treated as non-taxable income for income tax purposes in Colombia if they are paid out of corporate profits that were taxed at the level of Bancolombia. Dividend distributions to non-residents holders of ADSs through the Depositary that are paid out of earnings that were not taxed at the corporate level will be subject to income tax in Colombia at a 33% rate via withholding tax. The taxes applicable to dividends received by foreign non-domiciled entities must be withheld on the basis of the total amounts distributed or accrued.

Notwithstanding the above, dividends paid in the shares of a listed company, including Bancolombia, will be distributed as non-taxable income.

Taxation of Capital Gains

Capital gain on the sale of ADSs

Capital gains obtained from the sale of ADSs by non-domiciled companies, Colombian individuals who are not residents in Colombia or foreign non-resident individuals who have not started their fifth year of continuous or discontinuous residence in Colombia, are not subject to income tax in Colombia as such sale does not result in Colombian-source income to the extent that the ADSs are not deemed to be possessed in Colombia.

If the holder of the ADSs is a Colombian company, a Colombian individual who is resident in Colombia or a foreign individual who has started his or her fifth year of continuous or discontinuous year of residence in Colombia, the capital gain generated from the sale of such ADSs will be taxed in Colombia, according to general tax rules.

If the holder of the ADSs who is a non-domiciled company, a Colombian individual who is not a resident in Colombia or a foreign non-resident individual who has not started his or her fifth year of continuous or discontinuous residence in Colombia, decides to surrender ADSs and withdraw the underlying shares, it is arguable that such holder will not realize a capital gain subject to income tax in Colombia. Different interpretations may be adopted by the Colombian Tax Authorities on this matter.

Furthermore, if the holder sells the underlying shares, any capital gain shall be treated as explained in the following section.

Capital Gain on the Sale of Shares

The tax treatment afforded to Foreign Fund Administration Accounts and other investors holding shares of companies listed in the Colombian stock exchange is explained as follows. According to section 36-1 of Decree 624 of 1989 (the “Colombian Tax Code”), capital gains obtained from the sale of shares listed in a Colombian stock exchange and owned by the same beneficial owner are treated as non-taxable income, provided that the shares sold during the taxable year do not represent more than 10% of the outstanding shares of the listed company.

If the abovementioned requirements are not met, the capital gain obtained in the sale of shares of a listed company is subject to income tax. The gain or loss arising therefrom will be equivalent to the difference between the sale price and the tax basis of the shares. As a general rule, the tax basis of shares is equal to the price paid for such shares (i.e., cost of acquisition); however, such cost of acquisition may be adjusted based on adjustment indexes provided for under Colombian law. The loss derived from the sale of shares is not deductible for income tax purposes.

In the case of individuals who are residents in Colombia or foreign shareholders (investing through a Foreign Fund Administration Account), the shares’ cost of acquisition may be adjusted based on (i) the percentage of increase of the Consumer Price Index as of January 1st of the year in which the shares were acquired and until January 1st of the year in which the shares are sold (according to Section 73 of the Colombia Tax Code), or (ii) the index of adjustment of the Tax Value Unit (Unidad de Valor Tributario – UVT) according to Sections 70 and 868 of the Colombian Tax Code (assuming the individual resident in Colombia has not kept accounting books).

Furthermore, capital gains arising from the sale of shares can be decreased by an amount equal to the seller’s pro rate share of the profits retained by the company that have been taxed at the corporate level and have accrued between the date of the shares acquisition and the date in which the shares are sold.

To the extent that the sale of shares is subject to taxes under the rules described above, the applicable income tax rate is 33%, except if the seller is an individual who is a resident in Colombia in which case he or she will be subject to taxes based on a progressive income tax rate. The custodian or entity managing a Foreign Funds Administration Account will comply with the corresponding filings of the required tax returns.

Income Tax Treaty; Inheritance and Gift Taxes

As of the date of this document, there is no income tax treaty and no inheritance or gift tax treaty in effect between Colombia and the United States.

Foreign non-domiciled entities and non-resident individuals are subject to capital gains tax on gains arising from inheritance or gifts regarded as Colombian-source income. For Colombian tax purposes the sale or disposition of ADSs does not generate Colombian-source income.

Colombian companies, foreign non-domiciled entities and non-resident individuals are subject to capital gains tax on inheritance or gifts regarded as Colombian source at a rate of 33%, whereas Colombian individuals are subject to such tax based on a progressive income tax table.

The value of assets that are transferred by gift cannot be deducted by the transferor in its income tax return in Colombia unless certain specific requisites are met.

U.S. Federal Income Tax Considerations

This section describes the material United States federal income tax consequences of owning shares or ADSs. It applies to you only if you acquire your shares or ADSs in this offering and you hold your shares or ADSs as capital assets for tax purposes. This section does not apply to you if you are a member of a special class of holders subject to special rules, including:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a life insurance company,

•	a person liable for alternative minimum tax,

•	a person that actually or constructively owns 10% or more of our voting stock,

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction,

•	a person that purchases or sells shares or ADSs as part of a wash sale for tax purposes, or

•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. There is currently no comprehensive income tax treaty between the United States and

Colombia. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

If a partnership holds the shares or ADSs, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the shares or ADSs.

This discussion addresses only United States federal income taxation.

In general, and taking into account the earlier assumptions, for United States federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to United States federal income tax.

You should consult your own tax advisor regarding the United States federal, state and local and the Colombian and other tax consequences of owning and disposing of shares and ADSs in your particular circumstances.

U.S. Holders

You are a U.S. holder if you are a beneficial owner of shares or ADSs and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

A “non-U.S. holder” is a beneficial owner of shares or ADSs that is not a United States person for United States federal income tax purposes.

Taxation of Dividends and Distributions

Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a U.S. holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. If you are a noncorporate U.S. holder, dividends paid to you in taxable years beginning before January 1, 2013 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold the shares or ADSs for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date) and meet other holding period requirements. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income provided that, in the year that you receive the dividend, the shares or ADSs are readily tradable on an established securities market in the United States. The ADSs are presently traded on the New York Stock Exchange.

You must include any Colombian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is taxable to you when you, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Colombian Peso payments made, determined at the spot Colombian Peso / U.S. dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Colombian tax withheld and paid over to Colombia will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. To the extent a refund of the tax withheld is available to you under Colombian law, the amount of tax withheld that is refundable will not be eligible for credit against your United States federal income tax liability. The rules governing foreign tax credits are complex, and U.S. holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances.

For foreign tax credit purposes, dividends will be income from sources outside the United States and will, depending on your circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to you.

The United States federal income tax consequences of our issuance of preemptive rights to purchase additional shares, and any sale of such preemptive rights by the Depositary, may be subject to uncertainty. U.S. holders should consult their tax advisors with regard to the United States federal income tax treatment of the issuance and sale of preemptive rights, including whether income recognized with respect to preemptive rights will be treated as dividend income or as capital gain.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis, determined in U.S. dollars, in your shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules. We believe that shares and ADSs should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, unless a U.S. holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs, the following rules would apply. With certain exceptions, your shares or ADSs would be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs.

Any “excess distributions,” which would include any distributions during a taxable year that are greater than 125% of the average annual distributions received by you in respect of the preferred shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the preferred shares or ADSs, and any gain realized on the sale or other disposition of your shares or ADSs would be allocated ratably over your holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Any gain recognized would not be treated as capital gain.

If you own preferred shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your preferred shares or ADSs at the end of the taxable year over your adjusted basis in your preferred shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your preferred shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the preferred shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the preferred shares or ADSs, dividends that you receive from us would not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC with respect to you either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income.

Medicare Tax. For taxable years beginning after December 31, 2012, a U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its dividend income and its net gains from the disposition of shares or ADSs, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the shares or ADSs.

Information with Respect to Foreign Financial Assets. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons (including the shares and ADSs), (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. holders that are individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the shares or ADSs.

Non-U.S. Holders

Taxation of Dividends

If you are a non-U.S. holder, dividends paid to you in respect of shares or ADSs will not be subject to United States federal income tax unless the dividends are “effectively connected” with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder. If you are a corporate non-U.S. holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Taxation of Capital Gains

If you are a non-U.S. holder, you will not be subject to United States federal income tax on gain recognized on the sale or other disposition of your shares or ADSs unless:

•

the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis, or

•	you are an individual, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Backup Withholding and Information Reporting. If you are a noncorporate U.S. holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	dividend payments or other taxable distributions made to you within the United States, and

•	the payment of proceeds to you from the sale of shares or ADSs effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you are a noncorporate U.S. holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to you outside the United States by us or another non-United States payor and

•

other dividend payments and the payment of the proceeds from the sale of shares or ADSs effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

Payment of the proceeds from the sale of shares or ADSs effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares or ADSs that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares or ADSs effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the United States Internal Revenue Service.

UNDERWRITING

We are offering the ADSs described in this prospectus supplement through the underwriters named below. UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC are the representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of ADSs listed next to its name in the following table:

Underwriters	Number of ADSs
UBS Securities LLC	1,482,334
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,482,334
J.P. Morgan Securities LLC.	1,482,334

Total	4,447,002

The underwriting agreement provides that the underwriters must buy all of the ADSs if they buy any of them. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The ADSs are offered subject to a number of conditions, including:

•	receipt and acceptance of the ADSs by the underwriters, and

•	the underwriters’ right to reject orders in whole or in part.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

Option to Purchase Additional Shares

We have granted the underwriters an option to buy up to 667,049 additional ADSs. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise this option, they will each purchase additional ADSs approximately in proportion to the amounts specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$0.9175 per ADS from the public offering price. If all the ADSs are not sold at the public offering price, the representatives may change the offering price and the other selling terms. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The following table shows the per ADS and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 667,049 ADSs:

	No exercise	Full exercise
Per ADS	$1.52922	$1.49019
Total	$6,800,444	$7,620,931

In addition, we have agreed to pay a special structuring fee of US$1,099,150 to the underwriters in connection with this offering and to reimburse the underwriters for their reasonable fees and expenses incurred in connection with this offering.

Under the current guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), any discounts or commissions to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate amount of the Securities offered pursuant to this prospectus.

Expenses of the Offering

We estimate that the total expenses in connection with this offering of ADSs, other than underwriting discounts and commissions and the special structuring fee will be approximately US$1,965,016.00 and are payable by us.

No Sales of Similar Securities

We and certain of our executive officers and directors and our principal shareholders, Suramericana de Inversiones S.A. and Inversiones Argos S.A., have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of or hedge our common or preferred shares or securities convertible into or exercisable or exchangeable for our common or preferred shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus supplement. At any time and without public notice, the representatives may in their sole discretion release all or some of the securities from these lock-up agreements.

Indemnification and Contribution

We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.

New York Stock Exchange Listing

The ADSs are listed for trading in the NYSE under the symbol “CIB”.

Price Stabilization, Short Positions

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our ADSs, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs while this offering is in progress. These transactions may also include making short sales of our ADSs, which involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional ADSs referred to above, or may be “naked short sales,” which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional ADSs, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Affiliations

The underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, financial advisory and other transactions and matters in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

The distribution of this prospectus supplement and the accompanying prospectus may be restricted by law in certain jurisdictions. Persons into whose possession this prospectus supplement and the accompanying prospectus must inform themselves of and observe any of these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of any ADSs that are the subject of the offering contemplated by this prospectus supplement (the “Securities”) has not been made and may not be made to the public in that Relevant Member State except that an offer to the public in that Relevant Member State may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Securities shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Securities to be offered so as to enable an investor to decide to purchase or subscribe for the Securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

This prospectus supplement and the accompanying prospectus has been prepared on the basis that any offer of the ADSs in a Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of the ADSs. Accordingly, any person making or intending to make any offers of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of ADSs contemplated in this prospectus supplement. Accordingly, no purchaser of the securities, other than the underwriters, is authorised to make any further offer of the securities on behalf of the sellers or the underwriters.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any ADSs under, the offer of ADSs contemplated by this prospectus supplement will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any ADSs acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the ADSs acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where the ADSs have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Directive as having been made to such persons.

The EEA selling restriction is in addition to any other selling restrictions set forth below.

Notice to Prospective Investors in France

No ADSs have been offered or sold or will be offered or sold, directly or indirectly, to the public in France, except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or corporate investors meeting one of the four criteria provided in Article 1 of Decree No. 2004-1019 of September 28, 2004 and belonging to a “limited circle of investors” (cercle restreint d’investisseurs) acting for their own account with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and the direct or indirect resale to the public in France of any ADS acquired by any Permitted Investors may be made only as provided by Articles L. 412-1 and L. 621-8 of the French Code Monétaire et Financier and applicable regulations thereunder. None of this prospectus supplement, the accompanying prospectus or any other materials related to the offering or information contained herein or therein relating to the ADSs has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

Notice to Prospective Investors in Germany

The ADSs will not be offered, sold or publicly promoted or advertised in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Gesetz u¨ ber die Erstellung, Billigung und Vero¨ ffentlichung des Prospekts, der beim o¨ ffentlicken Angebot von Wertpapieren oder bei der Zulassung von Wertpapieren zum Handel an einem organisierten Markt zu vero¨ ffenlichen ist — Wertpapierprospektgesetz) as of June 22, 2005, effective as of July 1, 2005, as amended, or any other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. No selling prospectus (Verkaufsprospeckt) within the meaning of the German Securities Selling Prospectus Act has been or will be registered within the Financial Supervisory Authority of the Federal Republic of Germany or otherwise published in Germany.

Notice to Prospective Investors in Australia

This prospectus supplement and the accompanying prospectus are not formal disclosure documents and have not been, nor will they be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

The ADSs are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the ADSs has been, or will be, prepared.

This prospectus supplement and the accompanying prospectus do not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for the ADSs, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus supplement or the accompanying prospectus is not a wholesale client, no offer of, or invitation to apply for, the ADSs shall be deemed to be made to such recipient and no applications for the ADSs will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the ADSs you undertake to us that, for a period of 12 months from the date of issue of the ADSs, you will not transfer any interest in the ADSs to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The ADSs to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus supplement and the accompanying prospectus have not been reviewed or approved by or registered with any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus supplement or the accompanying prospectus, you should obtain independent professional advice. No person may offer or sell in Hong Kong, by means of any document, any ADSs other than

(i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of that Companies Ordinance. No person may issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the ADSs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder or to any persons in the circumstances referred to in paragraph (ii) above.

Notice to Prospective Investors in Ireland

The ADSs will not be placed in or involving Ireland otherwise than in conformity with the provisions of the Intermediaries Act 1995 of Ireland (as amended) including, without limitation, Sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under Section 37 thereof.

Notice to Prospective Investors in Italy

The offering of the ADSs has not been registered pursuant to Italian securities legislation and, accordingly, no ADSs may be offered or sold in the Republic of Italy in a solicitation to the public, and sales of the ADSs in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

No offer, sale or delivery of the ADSs or distribution of copies of any document relating to the ADSs will be made in the Republic of Italy except: (a) to “Professional Investors”, as defined in Article 31.2 of Regulation No. 11522 of 1 July 1998 of the Commissione Nazionale per la Società e la Borsa (the “CONSOB”), as amended (“CONSOB Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Italian Financial Act”); or (b) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under the Italian Financial Act or Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the ADSs or any document relating to the ADSs in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended, the Italian Financial Act, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the ADSs in the Republic of Italy, Article 100-bis of the Italian Financial Act may require compliance with the law relating to public offers of securities. Furthermore, where the ADSs are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of ADSs who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorized person at whose premises the ADSs were purchased, unless an exemption provided for under the Italian Financial Act applies.

Notice to Prospective Investors in Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and, accordingly, no offer or sale of any ADSs, directly or indirectly, will be made in Japan or to, or for the benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For purposes of this paragraph, “resident of Japan” shall have the meaning as defined under the Foreign Exchange and Foreign Trade Law of Japan.

Notice to Prospective Investors in Netherlands

The ADSs may not be offered, sold, transferred or delivered, in or from the Netherlands, as part of the initial distribution or as part of any reoffering, and neither this prospectus supplement, the accompanying prospectus nor any other document in respect of the offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, investment banks, securities firms, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises), in which case, it must be made clear upon making the offer and from any documents or advertisements in which a forthcoming offering of ADSs is publicly announced that the offer is exclusively made to said individuals or legal entities.

Notice to Prospective Investors in Mexico

The ADSs have not been registered in Mexico with the Sección de Valores (Securities Section) of the Registro Nacional de Valores (National Securities Registry) maintained by the Comisión Nacional Bancaria y de Valores, and that no action has been or will be taken that would permit the offer or sale of the ADSs in Mexico absent an available exemption under Article 8 of the Ley del Mercado de Valores (Mexican Securities Market Law).

Notice to Prospective Investors in Portugal

No document, circular, advertisement or any offering material in relation to the ADSs has been or will be subject to approval by the Portuguese Securities Market Commission (Comissao~ do Mercado de Valores Mobiliários, the “CMVM”). No ADSs may be offered, re-offered, advertised, sold, re-sold or delivered in circumstances which could qualify as a public offer (oferta pública) pursuant to the Portuguese Securities Code (Código dos Valores Mobiliários), and/or in circumstances which could qualify the issue of the ADSs as an issue or public placement of securities in the Portuguese market. This prospectus supplement, the accompanying prospectus, and any document, circular, advertisements or any offering material may not be directly or indirectly distributed to the public. All offers, sales and distributions of the ADSs have been and may only be made in Portugal in circumstances that, pursuant to the Portuguese Securities Code, qualify as a private placement (oferta particular), all in accordance with the Portuguese Securities Code. Pursuant to the Portuguese Securities Code, the private placement in Portugal or to Portuguese residents of the ADSs by public companies (sociedades abertas)or by companies that are issuers of securities listed on a market must be notified to the CMVM for statistical purposes. Any offer or sale of the ADSs in Portugal must comply with all applicable provisions of the Portuguese Securities Code and any applicable CMVM Regulations and all relevant Portuguese laws and regulations. The placement of the ADSs in the Portuguese jurisdiction or to any entities which are resident in Portugal, including the publication of a prospectus, when applicable, must comply with all applicable laws and regulations in force in Portugal and with the Prospectus Directive, and such placement shall only be performed to the extent that there is full compliance with such laws and regulations.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”) under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the ADSs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this prospectus supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of such ADSs be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased ADSs, namely a person who is: (i) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the Securities and Futures Act except:

(a) to an institutional investor under Section 274 of the Securities and Futures Act or to a relevant person defined in Section 275(2) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(b) where no consideration is or will be given for the transfer;

(c) by operation of law; or

(d) as specified in Section 276(7) of the Securities and Futures Act.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus supplement, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, (i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public). The investors will be individually approached by the underwriters from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been provided in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to and are only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any of their contents.

Notice to Prospective Investors in Brazil

The offer and sale of the ADSs will not be carried out by any means that would constitute a public offering in Brazil under Law No. 6,385, of December 7, 1976, as amended, and under CVM Rule (Instrução) No. 400, of December 29, 2003, as amended. The offer and sale of the ADSs have not been and will not be registered with the Comissão de Valores Mobiliários in Brazil. Any representation to the contrary is untruthful and unlawful. Any public offering or distribution, as defined under Brazilian laws and regulations, of the interests in Brazil is not legal without such prior registration. Documents relating to the offering of the ADSs, as well as information contained therein, may not be supplied to the public in Brazil, as the offering of the ADSs is not a public offering of securities in Brazil, nor may they be used in connection with any offer for sale of the ADSs to the public in Brazil.

This offer of the ADSs is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Notice to Prospective Investors in Chile

The Company and the ADSs are not registered in the securities registry maintained by the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Insurance Superintendency or “SVS”) pursuant to the Securities Market Law of Chile, as amended, nor subject to the oversight of the SVS.

Notice to Prospective Investors in Peru

The ADSs and the information contained in this prospectus supplement have not been and will not be registered with or approved by the Peruvian Securities Commission or the Lima Stock Exchange. Accordingly, the ADSs cannot be offered or sold in Peru, except if such offering is considered a private offering under the securities laws and regulations of Peru.

Notice to Prospective Investors in Spain

The ADSs have not been registered with the Spanish National Commission for the Securities Market and, therefore, no ADS may be publicly offered, sold or delivered, nor any public offer in respect of the ADSs made, nor may any prospectus or any other offering or publicity material relating to the ADSs be distributed in Spain by the international agents or any person acting on their behalf, except in compliance with Spanish laws and regulations.

EXPENSES

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and the special structuring fee in connection with this offering.

U.S. Securities and Exchange Commission registration fee	$110,016.00
Legal fees and expenses	775,000.00
Accounting fees and expenses	800,000.00
Printing costs	250,000.00
Transfer agent fees and expenses	5,000.00
Miscellaneous	25,000.00

Total	$1,965,016.00

VALIDITY OF THE SECURITIES

The validity of the preferred shares represented by ADSs and other matters governed by Colombian law will be passed upon for us by Brigard & Urrutia S.A. The validity of the preferred shares represented by ADSs and other matters governed by Colombian law will be passed upon for the underwriters by Prieto & Carrizosa S.A.

Sullivan & Cromwell LLP, New York, New York, our U.S. counsel, will pass upon the validity of the ADSs for us. Certain legal matters relating to the ADSs will be passed upon for the underwriters by Cleary Gotlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus by reference to the Bank’s Annual Report on Form 20-F for the year ended December 31, 2010, filed on April 28, 2011, have been so incorporated in reliance upon the report of PricewaterhouseCoopers Ltda., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

BANCOLOMBIA S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2011 AND DECEMBER 31, 2010 AND FOR THE NINE MONTHS PERIODS ENDED SEPTEMBER 30, 2011 AND 2010

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

	Notes	September 30, 2011		September 30, 2011		December 31, 2010
		U.S. Dollar(1)		UNAUDITED
Assets

Cash and cash equivalents:
Cash and due from banks		USD	2,736,426	COP	5,278,593	COP	5,312,398
Overnight funds and interbank loans			417,858		806,053		842,636

Total cash and cash equivalents			3,154,284		6,084,646		6,155,034
Investment securities, net	3		5,708,880		11,012,486		8,675,762
Loans and financial leases, net	4		28,379,980		54,745,266		46,091,877
Other assets	5		4,551,460		8,779,811		7,172,483

Total assets		USD	41,794,604	COP	80,622,209	COP	68,095,156

Liabilities

Deposits
Checking accounts		USD	5,090,664	COP	9,819,942	COP	9,555,933
Time deposits			9,221,129		17,787,650		15,270,271
Savings deposits			10,518,694		20,290,667		18,060,869
Other			297,468		573,819		651,894

Total deposits			25,127,955		48,472,078		43,538,967

Overnight funds and interbank borrowings			1,601,492		3,089,294		1,958,846
Other interbank borrowings			1,796,585		3,465,631		2,698,941
Borrowings from development and other domestic banks			1,549,184		2,988,391		2,551,646
Long-term debt	6		5,011,076		9,666,416		5,718,376
Other liabilities	7		2,285,971		4,409,664		3,610,628
Non-controlling interest			33,563		64,743		70,612

Total liabilities			37,405,827		72,156,217		60,148,016

Total stockholders’ equity			4,388,777		8,465,992		7,947,140

Total liabilities and stockholders’ equity		USD	41,794,604		80,622,209		68,095,156

Memorandum accounts	8	USD	191,852,931	COP	370,086,222	COP	376,026,917

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See note 2 (c)

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Stated in million of Colombian pesos and thousands of U.S. Dollars, except per share data)

UNAUDITED

			For the nine months periods ended September 30,
	2011		2011		2010
	U.S. Dollar(1)
Interest income:
Loans	USD	1,721,592	COP	3,320,969	COP	2,900,639
Investment securities		261,938		505,281		345,633
Overnight funds and interbank loans		6,348		12,245		35,304
Financial leases		238,438		459,950		426,063

Total interest income		2,228,317		4,298,445		3,707,639

Interest expense
Deposits		(441,225)		(851,127)		(797,501)
Long-term debt		(190,921)		(368,289)		(234,053)
Other		(101,471)		(195,738)		(147,806)

Total interest expense		(733,617)		(1,415,154)		(1,179,360)

Net interest income		1,494,700		2,883,291		2,528,279
Provisions for loans, accrued interest losses and others, net		(140,122)		(270,297)		(466,923)

Net interest income after provisions for loans accrued interest losses and others		1,354,578		2,612,994		2,061,356

Fees and income from services, net		622,905		1,201,590		1,160,883

Other operating income		181,274		349,680		374,712

Operating expenses:
Salaries and employee benefits		(483,008)		(931,727)		(836,195)
Administrative and other expenses		(704,753)		(1,359,475)		(1,069,365)
Other		(205,507)		(396,426)		(366,357)

Total operating expenses		(1,393,268)		(2,687,628)		(2,271,971)

Non-operating (expense) income, net		10,668		20,579		66,065

Income before income taxes		776,157		1,497,215		1,391,099
Income tax expense		(174,786)		(337,163)		(383,732)

Net income	USD	601,372	COP	1 ,160,052	COP	1,007,367

Weighted average of Preferred and Common Shares outstanding(2)		787,827,003		787,827,003		787,827,003

Net income per share	USD	763.33	COP	1,472.47	COP	1,279.66

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See note 2 (c)
(2)	The weighted average of preferred and common shares outstanding includes 278,122,419 preferred shares and 509,704,584 common shares.

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the nine month periods ended

September 30, 2011 and 2010

(Stated in millions of Colombian pesos, except share data)

UNAUDITED

	Non Voting Preferred Shares			Common Shares			Retained Earnings				Surplus				Total
	Number	Par Value		Number	Par Value		Appro- Priated		Unappro- Priated		Reappraisal of assets		Gross unrealized gain or (loss) on available for sale investments		Stockholders’ equity
Balance at December 31, 2009	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	4,697,355	COP	1,256,850	COP	582,377	COP	35,563	COP	7,032,829
Net income	—		—	—		—		—		1,007,367		—		—		1,007,367
Transfer to appropriated retained earnings	—		—	—		—		1,256,850		(1,256,850)		—		—		—
Reappraisal of assets and valuation of investments	—		—	—		—		—		—		92,260		17,992		110,252
Dividends declared	—		—	—		—		(501,688)		—		—		—		(501,688)
Other	—		—	—		—		(99,651)		—		—		—		(99,651)

Balance at September 30, 2010	278,122,419		151,422	509,704,584		309,262		5,352,866		1,007,367		674,637		53,555		7,549,109

Balance at December 31, 2010	278,122,419		151,422	509,704,584		309,262		5,397,973		1,436,494		622,227		29,762		7,947,140
Net income	—		—	—		—		—		1,160,052		—		—		1,160,052
Transfer to appropriated retained earnings	—		—	—		—		1,436,494		(1,436,494)		—		—		—
Reappraisal of assets and valuation of investments	—		—	—		—		—		—		14,467		(24,545)		(10,078)
Dividends declared	—		—	—		—		(526,773)		—		—		—		(526,773)
Equity Taxes(1)				—				(104,848)								(104,848)
Other	—		—	—		—		499		—		—		—		499

Balance at September 30, 2011	278,122,419	COP	151,422	509,704,584	COP	309,262	COP	6,203,345	COP	1,160,052	COP	636,694	COP	5,217	COP	8,465,992

Balance at September 30, 2011 (U.S. Dollar(2))		USD	78,497		USD	160,322	USD	3,215,818	USD	601,372	USD	330,064	USD	2,704	USD	4,388,777

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See Note 2 (d)
(2)	See Note 2 (c)

BANCOLOMBIA S.A. AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

(Stated in millions of Colombian pesos and thousands of U.S. Dollars)

UNAUDITED

			For the nine months periods ended September 30
	2011		2011		2010
	U.S. Dollar(1)
Cash flows from operating activities:
Net income	USD	601,372	COP	1,160,052	COP	1,007,367
Adjustments to reconcile net income to net cash used in operating activities:		530,883		1,024,076		386,187
Increase in loans		(4,658,406)		(8,986,111)		(3,881,548)
Increase in deposits and other liabilities		2,498,989		4,820,574		163,575
Change in trading investment securities		(1,193,061)		(2,301,427)		85,815
Other		(482,844)		(931,409)		146,388

Net cash used in operating activities	USD	(2,703,067)	COP	(5,214,245)	COP	(2,092,216)

Cash flows from investing activities:

Purchases of investments securities		(865,384)		(1,669,335)		(2,962,519)
Proceeds from investments securities		1,144,998		2,208,712		3,077,672
Net cash of subsidiaries held for sale not consolidated(2)		(43,079)		(83,100)		—
Purchases of property, plant and equipment		(470,868)		(908,310)		(420,954)
Proceeds from sales of property, plant and equipment		46,836		90,348		45,713
Software purchases under INNOVA project		(43,048)		(83,040)		(62,334)

Net cash used in investing activities		(230,545)		(444,725)		(322,422)

Cash flows from financing activities:

Increase in overnight funds		587,911		1,134,088		188,664
Increase (decrease) in interbank borrowings		607,696		1,172,251		(567,558)
Placement of long-term debt		2,335,189		4,504,604		2,117,298
Payment of long-term debt		(387,697)		(747,872)		(640,943)
Dividends paid		(273,079)		(526,773)		(501,688)

Net cash provided by financing activities		2,870,020		5,536,298		595,773

Effects of exchange rate changes on cash and cash equivalents		27,104		52,284		(136,005)
Decrease in cash and cash equivalents		(36,488)		(70,388)		(1,954,870)
Cash and cash equivalents at beginning of year		3, 190,774		6,155,034		7,372,359

Cash and cash equivalents at end of period	USD	3,154,284	COP	6,084,646	COP	5,417,489

The accompanying notes, numbered 1 to 12, form an integral part of these Condensed Consolidated Financial Statements.

(1)	See note 2 (c)
(2)	See note 1

BANCOLOMBIA S. A. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the nine months period ended

September 30, 2011 and 2010

UNAUDITED

(Stated in millions of Colombian pesos and thousands of dollars)

(1) Organization and Background

Bancolombia S.A. (“the Bank”) is a private commercial bank incorporated under Colombian law on January 24, 1945 and is incorporated until 2044. On April 3, 1998, Banco Industrial Colombiano S.A. (“BIC”) merged with Banco de Colombia S.A. and the surviving entity was renamed Bancolombia S.A. The registered office and business address of Bancolombia S.A. is in Medellin, Colombia. Bancolombia S.A. and its subsidiaries are defined herein as the Bank.

As for recent amendments to the Bank’s by-laws’ the most important have been as follows: (i) by means of Public Deed No. 633 drawn up on April 3, 1998 before the Notary Public No. 14 of the Circuit of Medellín, BIC took over Banco de Colombia S.A. which was dissolved without being liquidated, and changed its corporate name to Bancolombia S.A.; (ii) by means of Public Deed No. 3974 drawn up on July 30, 2005 before the Notary Public No. 29 of the Circuit of Medellín the merger between Bancolombia, Conavi and Corfinsura (spin-off) was duly made official. By virtue of this merger, Bancolombia took over the total amount of assets, rights and obligations of Conavi and Corfinsura, which were dissolved but not liquidated; (iii) by means of Public Deed No. 1614 drawn up on March 15, 2007 before the Notary Public No. 29 of the Circuit of Medellín, the main purpose of which was to simplify the workings of its Board of Directors, eliminating alternate members and reducing the number of principal members to nine, (iv) the last amendment was made by means of public Deed No. 1638 drawn up on March 25, 2011 before the Notary Public No. 29 of Medellín, accordingly, the members of the Board of Directors of the Bank was reduced from 9 to 7; the procedures of the General Meeting of Shareholders were amended to include the designation for periods of two (2) years, of the Financial Consumer Defender and his alternate, and the ability to dismiss both freely, the conflict of interest procedures of the Board of Directors was modified; and the duties of the President were amended to include the possibility to create and abolish, subject to compliance with legal requirements, branches and agencies of the Bank in Colombia, as necessary for the development of the corporate objective.

Bancolombia S.A.’s business purpose is to carry out all operations, transactions, acts and services inherent to the banking business through banking establishments that carry its name and according to all applicable legislation.

Bancolombia S.A also has an agency in Miami, Florida, United States of America.

The condensed consolidated financial statements include the assets, liabilities, earnings, contingent accounts and memorandum accounts of the Bank and other entities in which the Bank holds, directly or indirectly, 50% or more of the outstanding voting shares (the “Subsidiaries”), except as indicated below in footnote (4). Bancolombia S.A. has the following subsidiaries making up the Bancolombia Group, which is currently registered as a corporate group:

Entity	Location	Business	Participation percentage September-2011	Participation percentage December-2010
Leasing Bancolombia S.A. Compañía de Financiamiento	Colombia	Leasing	100	100
Fiduciaria Bancolombia S.A. Sociedad Fiduciaria	Colombia	Trust	98.81	98.81
Banca de Inversión Bancolombia S.A. Corporación Financiera	Colombia	Investment banking	100	100
Valores Bancolombia S.A. Comisionista de Bolsa	Colombia	Securities brokerage	100	100
Compañía de Financiamiento Tuya S.A. (Formerly Compañía de Financiamiento Sufinanciamiento S.A.)	Colombia	Financial services	99.99	99.99
Factoring Bancolombia S.A. Compañía de Financiamiento	Colombia	Financial services	100	100
Renting Colombia S.A.	Colombia	Operating leasing	100	100
Transportempo S.A.S.	Colombia	Transportation	100	100
Valores Simesa S.A.(1)	Colombia	Investments	67.54	68.75
Inversiones CFNS S.A.S.	Colombia	Investments	100	100
CFNS Infraestructura S.A.S.	Colombia	Investments	100	100
Inmobiliaria Bancol S.A.	Colombia	Real estate broker	98.96	99
Todo 1 Colombia S.A.	Colombia	E-commerce	90.08	90.09
Vivayco S.A.S.	Colombia	Investment in Loan Portfolio	75	75
Cobranzas Bancolombia S.A (under liquidation process)(2)	Colombia	Technical and administrative services	—	99.99
Bancolombia Panamá S.A.	Panama	Banking	100	100
Valores Bancolombia Panamá S.A. (Formerly Suvalor Panamá S.A.)	Panama	Securities brokerage	100	100
Suvalor Panamá Fondo de Inversión S.A.	Panama	Holding	100	100
Sistema de Inversiones y Negocios S.A. Sinesa	Panama	Investments	100	100
Future Net S.A.(2)	Panama	E-commerce	—	100
Banagrícola S.A.	Panama	Investments	99.16	99.16
Banco Agrícola Panamá S.A.	Panama	Banking	99.16	99.16
Banco Agrícola S.A.	El Salvador	Banking	97.34	97.33
AFP Crecer S.A.(3)	El Salvador	Pension fund	98.97	98.97
Aseguradora Suiza Salvadoreña S.A. Asesuisa(4)	El Salvador	Insurance company	96.08	96.08
Asesuisa Vida S.A.(3)	El Salvador	Insurance company	96.08	96.08
Arrendadora Financiera S.A. Arfinsa	El Salvador	Leasing	97.35	97.33
Credibac S.A. de C.V.	El Salvador	Credit card services	97.34	97.33

Entity	Location	Business	Participation percentage September-2011	Participation percentage December-2010
Bursabac S.A. de C.V.	El Salvador	Securities brokerage	98.89	98.89
Inversiones Financieras Banco Agrícola S.A. IFBA	El Salvador	Investments	98.89	98.89
Renting Perú S.A.C.	Peru	Operating leasing	100	100
Capital Investments SAFI S.A.	Peru	Trust	100	100
Fondo de Inversión en Arrendamiento Operativo Renting Perú	Peru	Car Rental	100	100
Leasing Perú S.A.	Peru	Leasing	100	100
FiduPerú S.A. Sociedad Fiduciaria (Formerly Fiduciaria GBC S.A.)	Peru	Trust	98.81	98.81
Bancolombia Puerto Rico Internacional, Inc.	Puerto Rico	Banking	100	100
Suleasing International USA, Inc.	USA	Leasing	100	100
Bancolombia Caymán S.A.	Cayman Islands	Banking	100	100

The Bank holds the majority voting rights in Prosicol E.U, which was not included in the Consolidated Financial Statements due to the fact that are currently in a non-productive stage.

(1)	Repurchase of shares.
(2)	Company liquidated in 2011
(3)	On January 28, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias (“Protección S.A.”), signed a contract where Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. sold to Protección S.A. the equivalent of 99.99% of its shares of capital stock of AFP Crecer, an administrator of pension funds in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 103,000 as payment for the shares. As of September 30, 2011, the transaction is pending for the approval by the respective authorities in Colombia and in El Salvador.

Additionally, on February 5, 2011, Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A., subsidiaries of Bancolombia S.A., and Suramericana S.A., signed an agreement pursuant to which Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. agreed to sell to Suramericana 97.03% of their shares of capital stock of Asesuisa, an insurance company in the Republic of El Salvador. Banagrícola S.A. and Inversiones Financieras Banco Agrícola S.A. will receive a total of USD 98,000 as payment for the shares.

As of September 30, 2011, the aforementioned transactions were pending approval by the respective authorities in Colombia and in El Salvador but according to Colombian accounting rules the entities have been deconsolidated since January 1, 2011 and the net investments in these entities are showed in the balance sheet as investment held for sale. See Note 12) Subsequent Events.

The summarized assets, liabilities and results of operations, of these subsidiaries at December 31, 2010 and for the nine months period ended September 2010, as follows:

	December 31, 2010
Assets
Cash and cash equivalents	COP	98,438
Account receivable		61,275
Other Assets		70,581

Total Assets		230,294

Liabilities
Accounts Payable		26,255
Other Liabilities		77,217

Total Liabilities		103,472

	September 30, 2010
Statement of operation
Insurance income		159,928
Commissions income		71,020
Interest income		3,534
Other income		629

Total operating income		235,111

Operating expenses		196,917
Other operating income		9,160
Other operating expenses		10,898
Income tax		8,461

Net Income		27,995

(4)	Company dissolved in December 2010. The investments that the company had in Banca de Inversión Bancolombia S.A. Corporación Financiera and Future Net S.A., were transferred to Sistema de Inversiones y Negocios S.A. “Sinesa”

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For the preparation and disclosures of financial statements, the Bank follows generally accepted accounting principles in Colombia and the special regulations of the Superintendency of Finance, collectively “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries were adjusted in order to adopt uniform accounting practices as required by Colombian GAAP.

Intercompany operations and balances are eliminated upon consolidation.

The results of interim periods are not necessarily indicative of results of the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with Bancolombia audited financial statements as of December 31, 2010 and 2009, and for years ended December 31, 2010, 2009 and 2008 (the “Audited annual consolidated financial statements”).

Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Such adjustments include, for example, appropriate estimated allowance for loan losses, valuation of investments and derivatives, amortizations and depreciations, provisions for contingencies, among others.

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in Colombia and United States of America.

In connection with the interim financial statements as of September 30, 2011, the Bank has analyzed the changes in each caption of the major line items in the financial statements as of June 30, 2011, published on December 27, 2011, which provide a reconciliation of net income and stockholders’ equity for the six month period ended June 30, 2011.

To the best of our knowledge, the interim financial statements as of September 30, 2011 do not include events and changes that are significant to an understanding of the changes in the financial position and performance of the Bank since the financial statements as of June 30, 2011.

Likewise, there are no changes in which the accounting principles, practices and methods used in preparing the interim financial statements as of September 30, 2011, vary materially from the principles, practices and methods since the financial statements as of June 30, 2011.

(b) Translation of Foreign Currency Transactions and Balances

Translation of financial statements in foreign currency

The balance sheet accounts are converted to pesos using the exchange rate applicable at the end of the period (except equity accounts which are translated at the historical exchange rate). The exchange rate at September 30, 2011 and December 31, 2010 was COP 1,929.01 and COP 1,913.98 per US$ 1, respectively, and the exchange rate at December 31, 2009 was COP 2,044.23 per US$1. For the income accounts the average exchange rate for the nine month periods ended September 30, 2011 and September 30, 2010 were COP 1,824.25 and COP 1,907.99 per US$ 1, respectively. Exchange differences originated in balance sheet accounts are recorded as “Cumulative Translation Adjustments” in the line “Others” of the Consolidated Statements of Stockholders’ Equity and the exchange differences originated in the Condensed Consolidated Statements of Operations accounts are recorded as “Foreign exchange gains (loss)” in the line “Other operating income” of the Condensed Consolidated Statements of Operations.

Transactions in foreign currency

Transactions and balances in foreign currency are converted by the Bank and its Subsidiaries to pesos using the market exchange rates applicable on the corresponding dates, as established by the Superintendency of Finance. The exchange rates at September 30, 2011 and September 30, 2010 are those stated above.

Exchange rate differences arising from adjustments and remeasurement of assets and liabilities denominated in foreign currency are recorded in the condensed consolidated statements of operations.

(c) Convenience Translation to U.S. Dollars

The Bank maintains its accounting records and prepares its financial statements in Colombian pesos. The U.S. Dollar amounts presented in the financial statements and accompanying notes have been converted from peso figures solely for the convenience of the reader at the exchange rate of COP 1,929.01 per US$ 1, which is the exchange rate, calculated on September 30, 2011, by the Superintendency of Finance. This translation may not be construed to represent that the Colombian peso represents or has been, or could be converted into, U.S. Dollars at that or any other rate.

(d) Policy for new equity taxes

Since 2007 Colombian tax regulations require companies pay annually a special tax defined as “Equity tax”, additionally to the income tax, calculated on their net assets established under tax basis as of January 1 of each year at the tax statutory rate of 1.2%. During 2010 and 2011 a new regulation required companies to calculate this tax only once for the next four years as of January 1, 2011 at the tax rate of 6% and payable in 8 semi-annually installments in four years without interest. The equity tax calculated by the Bank and its subsidiaries amounts to approximately COP 446,052, which, in accordance with accounting rules in Colombia was recorded as a deferred asset to be amortized one portion against stockholder equity and other portion to income on a straight line basis during the four years. As of September 30, 2011, the Bank has amortized COP 104,848 against equity and COP 12,096 in results, included in the line “Administrative and other expenses” of the Consolidated Condensed Statements of Operations.

(3) Investment Securities

Investments in trading securities consisted of the following:

	September 30, 2011		December 31, 2010
Investment Securities

Trading Securities	COP	5,067,732	COP	2,487,601
Available for sale Securities		2,319,145		2,439,511
Held to maturity Securities		3,625,609		3,748,650

Total investment securities, net	COP	11,012,486	COP	8,675,762

	September 30, 2011		December 31, 2010
Trading Securities

Colombian peso denominated:
Colombian government	COP	3,124,907	COP	1,599,651
Government entities		58,605		34,493
Financial institutions		732,663		455,791
Corporate bonds		80,190		110,176
Equity securities		272,660		246,972

Total Colombian peso denominated		4,269,025		2,447,083

Foreign currency denominated:
Colombian government		106,655		22,214
Foreign governments(1)		676,397		2,401
Government entities		—		4,800
Financial institutions		329		147
Corporate bonds		867		860
Equity securities		23,828		19,163

Total foreign currency denominated		808,076		49,585

Total trading securities		5,077,101		2,496,668

Allowance for trading securities		(9,369)		(9,067)

Total trading securities, net	COP	5,067,732	COP	2,487,601

(1)	Investments in Foreign government grew COP 673,996, mostly due to an increase in securities issued by U.S. Department of the Treasury for COP 443,613.

The foreign currency denominated securities issued or secured by the Colombian government are bonds denominated in U.S. Dollars, purchased at par value, with annual average interest rates of 2.11% and 3.67% for September 2011 and December 2010, respectively.

Investments in available for sale securities consisted of the following:

Available for sale — Debt securities	September 30, 2011		December 31, 2010
Colombian peso denominated:
Colombian government	COP	71,711	COP	78,107
Financial institutions		740,092		1,048,193
Other		1,121		3,192

Total Colombian peso denominated		812,924		1,129,492

Foreign currency denominated:
Colombian government		64,447		89,268
El Salvador Central Bank		141,148		164,493
Government entities(1)		71,174		86,802
Foreign governments		371,624		509,335
Financial institutions		188,510		147,493
Corporate bonds		53,358		56,186
Other		52,988		62,882

Total foreign currency denominated		943,249		1,116,459

Total Available for sale — Debt securities		1,756,173		2,245,951

Valuation allowance for available for sale debt securities		(13,053)		(34,983)

Total available for sale debt securities, net	COP	1,743,120	COP	2,210,968

Available for sale — Equity securities		576,025		228,543

Total available for sale securities, net	COP	2,319,145	COP	2,439,511

(1)	This amount includes investments in trust certificates of participation. These certificates were issued for the Environmental Trust for the conservation of the Coffee Forest (Fideicomiso Ambiental para la Conservación del Bosque Cafetero “FICAFE”). This trust was formed with the transfer of the coffee sector’s loan portfolio by a number of banks in El Salvador, including Banco Agrícola. The purpose of this transaction was to carry out the restructuring of those loans, promoted by the government of El Salvador.

Available for sale equity securities consisted of the following as of September 30:

Available for sale — equity securities	Participation percentage at September 30, 2011	September 30, 2011		Participation percentage at December 31, 2010	December 31, 2010
Odinsa S.A	13.46%	COP	190,516	—	COP	—
Sociedad Administradora de Fondos de Pensiones y de Cesantías Protección S.A.	24.64%		86,993	23.44%		22,102
EPSA S.A. ESP	1.96%		62,343	1.96%		62,343
Bolsa de Valores de Colombia	4.41%		55,944	8.38%		41,194
Todo Uno Services	47.72%		45,955	47.72%		45,597
AFP Crecer S.A(1)	100.00%		42,810	98.97%		—
Aseguradora Suiza Salvadoreña S.A. Asesuisa S.A(1)	97.03%		34,364	96.08%		—
Inversiones Inmobiliaria Arauco Alameda	45.00%		20,657	45.00%		20,657
Titularizadora Colombia S.A.	21.25%		14,743	21.25%		17,308
Concesiones CCFC S.A.	25.50%		7,223	25.50%		7,223
Concesiones Urbanas S.A.	33.32%		5,590	33.33%		5,590
Cadenalco S.A. Titularización	3.33%		5,148	3.33%		5,106
Depósito Centralizado de Valores de Colombia Deceval S.A.	13.58%		4,738	13.59%		4,738
Redeban Red Multicolor	20.36%		4,396	20.36%		4,396
Banco Latinoamericano de exportaciones BLADEX S.A.	0.20%		1,792	0.27%		1,786
Sersaprosa	25.00%		2,188	25.00%		2,176
Cámara de Riesgo Central de contraparte de Colombia	5.83%		2,330	5.39%		1,872
Promotora La Alborada(3)	—		—	3.33%		14,001
Urbanización Chico Oriental No. 2 Ltda.(2)(4)	—		—	86.45%		7,848
Other			21,835			9,246

Total equity securities			609,566			273,183
Valuation allowance for equity securities			(33,540)			(44,640)

Equity securities, net		COP	576,025		COP	228,543

(1)	See Note 1 footnote (3).
(2)	Includes participation from equity assets accounted for as foreclosed assets.
(3)	In June, 2011, Bancolombia S.A. sold the equivalent of 3.33% of its shares of capital stock of Promotora la Alborada. As a result of that transaction the Bank had a recovery of provisions of COP 9,897 and a loss on sales of COP 8,773
(4)	In August, 2011, Bancolombia S.A. sold the equivalent of 86.45% of its shares of capital stock of Urbanizacion Chico Oriental No. 2 Ltda. Bancolombia received an amount of COP 57. As a result of that transaction the Bank had a recovery of provisions of COP 8,051 and a loss on sales of COP 7,994

Investments in held to maturity securities consisted of the following:

	September 30, 2011		December 31, 2010
Held to Maturity Securities
Colombian peso denominated:
Colombian government	COP	455,728	COP	479,404
Government entities		1,074,154		976,891
Financial institutions		1,329,572		1,475,318
Corporate bonds		5,826		5,883

Total Colombian-Peso denominated		2,865,280		2,937,496

Foreign currency denominated:
El Salvador Central Bank		535,275		587,196
Government entities		21,134		195
Foreign governments		1,541		45,845
Financial institutions		123,586		114,721
Other		82,025		64,874

Total foreign currency denominated		763,561		812,831

		3,628,841		3,750,327

Valuation allowance for Held to Maturity securities		(3,232)		(1,677)

Total Held to Maturity securities, net	COP	3,625,609	COP	3,748,650

The following table summarizes the maturities and weighted average nominal yields if the Bank´s investment securities as of September 30, 2011:

	As of September 30, 2011
	Maturity less than 1 Year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity More Than 10 Years		Total
	Balance(1)	Yield%(2)	Balance(1)	Yield%(2)	Balance(1)	Yield%(2)	Balance(1)	Yield%(2)	Balance(1)	Yield%(2)
	(COP million, except yields)
Securities issued or secured by:
Foreign currency-denominated:
Colombian Government	118,167	1.35%	35,115	3.56%	17,180	4.26%	640	6.11%	171,102	2.11%
El Salvador Central Bank	601,011	0.32%	75,207	2.36%	—	—	—	—	676,218	0.55%
Other government entities	—	—	4,695	3.00%	41,479	4.15%	46,133	3.98%	92,307	4.01%
Other financial entities	27,782	2.14%	184,409	3.75%	98,295	5.29%	1,939	6.99%	312,425	4.11%
Foreign governments	874,145	0.46%	66,200	0.84%	58,920	3.52%	40,519	6.60%	1,039,784	0.90%
Others	6,804	1.97%	9,865	3.87%	169,270	7.05%	—	—	185,939	6.69%

Subtotal	1,627,909	0.51%	375,491	2.94%	385,144	5.62%	89,231	5.25%	2,477,775	1.84%

Securities issued or secured by Peso-denominated
Colombian Government	911,335	5.02%	1,348,224	5.87%	346,499	7.12%	436,798	7.42%	3,042,856	5.98%
Other government entities	1,120,503	0.84%	8,295	6.02%	3,961	6.18%	—	—	1,132,759	0.89%
Other financial entities	282,456	4.80%	383,637	6.26%	753,729	6.19%	932,397	11.43%	2,352,219	8.11%
Others	1,496	6.60%	46,815	7.46%	37,484	8.00%	—	—	85,795	7.68%

Subtotal	2,315,790	2.97%	1,786,971	5.99%	1,141,673	6.53%	1,369,195	10.15%	6,613,629	5.89%

Securities issued or secured by UVR-denominated
Colombian Government	111,396	0.18%	493,948	0.77%	306	3.23%	3,839	3.66%	609,489	0.68%
Other financial entities	—	—	6,362	6.65%	259,637	3.27%	173,081	7.14%	439,080	4.84%

Subtotal	111,396	0.18%	500,310	0.85%	259,943	3.27%	176,920	7.06%	1,048,569	2.43%

Total (COP)	4,055,095		2,662,772		1,786,760		1,635,346		10,139,973

(1)	Amounts are net of allowances for decline in value which amounted to Ps 25,654 million in September 2011.
(2)	Yield was calculated using the internal return rate (IRR) as of September 30, 2011.

(4) Loans and Financial Leases

Loan portfolio and financial lease contracts were classified in accordance with the provisions of the Superintendency of Finance as follow:

	September 30, 2011
Rating	Mortgage		Commercial		Consumer		Microcredit		Financial leases		Total
“A” Normal Risk	COP	4,277,428	COP	33,778,856	COP	9,188,619	COP	274,644	COP	6,303,242	COP	53,822,789
“B” Acceptable Risk		97,303		707,229		349,506		9,112		162,486		1,325,636
“C” Appreciable Risk		53,127		452,421		153,048		6,038		133,036		797,670
“D” Significant Risk		37,406		515,242		192,526		5,859		114,490		865,523
“E” Unrecoverable		76,879		290,618		158,991		17,886		42,997		587,371

Total loans and financial leases		4,542,143		35,744,366		10,042,690		313,539		6,756,251		57,398,989

Allowance for loans losses		(214,886)		(1,471,400)		(659,674)		(29,554)		(278,209)		(2,653,723)

Loans and financial leases, net	COP	4,327,257	COP	34,272,966	COP	9,383,016	COP	283,985	COP	6,478,042	COP	54,745,266

	December 31, 2010
Rating	Mortgage		Commercial		Consumer		Microcredit		Financial leases		Total
“A” Normal	COP	3,070,146	COP	28,873,068	COP	7,391,320	COP	222,455	COP	5,357,198	COP	44,914,187
“B” Acceptable		97,124		929,599		313,562		8,198		240,315		1,588,798
“C” Appreciable		62,126		337,637		131,836		5,519		69,783		606,901
“D” Significant		40,002		594,824		232,909		6,034		140,520		1,014,289
“E” Unrecoverable		73,483		257,275		107,548		12,876		25,733		476,915

Total loans and financial leases		3,342,881		30,992,403		8,177,175		255,082		5,833,549		48,601,090

Allowance for loans losses		(190,201)		(1,465,318)		(559,791)		(24,269)		(269,634)		(2,509,213)

Loans and financial leases, net	COP	3,152,680	COP	29,527,085	COP	7,617,384	COP	230,813	COP	5,563,915	COP	46,091,877

(1)	Includes loans funded by development banks for COP 936,894 and COP 998,775 as of September 30, 2011 and December 31, 2010 respectively, which are pledged as collateral of the obligations with these banks.

(5) Other assets, net

Other assets, net, as of September 30, 2011, and December 31, 2010, consisted of the following:

	September 30, 2011		December 31, 2010
Customers’ acceptances and derivatives	COP	930,191		784,888
Interest accrued on loans and financial leases, net of allowances(1)		424,333		317,532
Accounts receivable, net of allowances		840,161		797,715
Property, plant and equipment, net of allowances		1,595,994		1,174,625
Premises and equipment under operating leases, net of allowances		1,193,919		1,006,108
Foreclosed assets, net of allowances		53,461		70,277
Prepaid expenses and deferred charges, net of amortizations(2)		759,692		319,864
Goodwill		718,637		750,968
Assets to place in lease contracts		1,013,712		826,071
Reappraisal of assets		780,512		764,529
Other assets		469,199		359,906

Total other assets, net	COP	8,779,811	COP	7,172,483

(1)	Total interests accrued on loans are net of allowance for COP 40,427 and COP 38,952, as of September 30, 2011, and December 31, 2010, respectively.
(2)	Include deferred equity taxes for an amount of COP 347,397 (see Note 2)

6) Long-Term Debt

Companies are authorized by the Superintendency of Finance to issue or place ordinary bonds or general unsecured bonds.

Long-term debt consists of bonds issued by Bancolombia S.A. (and its subsidiaries), Banco Agrícola S.A., Leasing Bancolombia, TUYA S.A. and Renting Colombia S.A.

September 30, 2011
Issuer	Currency	Issued		Balance		Rate(2)
Bancolombia S.A.	Local	COP	2,711,477	COP	2,507,296	4.3% -12.6%
Bancolombia S.A.(1)	Foreign	USD	2,540,000		4,898,721	4.2% -7.0%
Leasing Bancolombia S.A.	Local	COP	1,720,000		1,695,718	4.8% -9.4%
Banco Agricola S.A.	Foreign	USD	500,000		394,733	2.6% -4.0%
Renting Colombia S.A.	Local	COP	130,000		95,448	IPC + 2%-6.8%, DTF +3.4%, 9.1%
Tuya S.A.	Local	COP	74,500		74,500	IPC+2%

Total Long term debt				COP	9,666,416

(1)	On January 5, 2011, the bank announced that it has priced US$520 million in aggregate principal amount of its Senior Notes due 2016. The Senior Notes have a 5-year maturity and a coupon of 4.25%, payable semi-annually on January 12 and July 12 of each year, beginning on July 12, 2011.

Also, on May 24, 2011the Bank announced that it priced US$1 billion in aggregate principal amount of its Senior Notes due 2021. The Senior Notes have a 10-year maturity and a coupon of 5.95%, payable semi-annually on June 3 and December 3 of each year, beginning on December 3, 2011. The transaction closed on June 3, 2011.

(2)	IPC = Indice de Precios al Consumidor (Consummer Index Price); DTF = Tasa Depositos a Término Fijo (Fixed Rate Deposits)

December 31, 2010
Issuer	Currency	Issued		Balance		Rate
Bancolombia S.A.	Local	COP	3,498,860	COP	2,110,627	4.3% - 10.7%
Bancolombia S.A.	Foreign	USD	1,020,000		1,952,260	6.2% - 6.9%
Leasing Bancolombia S.A.	Local	COP	1,352,969		967,803	4.7% - 9.4%
Banco Agricola S.A.	Foreign	USD	490,000		434,048	3.2% - 5.0%
Renting Colombia S.A.	Local	COP	235,190		199,138	6.5% - 10.0%
Tuya S.A.	Local	COP	54,500		54,500	5.10%

Total Long term debt				COP	5,718,376

The scheduled maturities of long term-debt at September 30, 2011 are as follows:

2011	COP	347
2012		634,686
2013		1,111,188
2014		597,600
2015		184,296
2016		1,248,266
2017 and thereafter		5,890,033

	COP	9,666,416

(7) Other liabilities, net

Other liabilities as of September 30, 2011, and December 31, 2010, are as follows:

	September 30, 2011	December 31, 2010
Accounts payable	1,740,716	1,696,201
Accrued interest payable	363,090	296,580
Other liabilities	573,814	689,426
Accrued expenses	1,024,702	283,047

Total liabilities	4,409,664	3,610,628

(8) Memorandum accounts

Memorandum accounts were composed of the following:

	September 30, 2011		December 31, 2010
Trust:
Investment funds received under management agreements	COP	68,754,557	COP	58,268,681

Commitments:
Derivatives (nominal value)		22,845,841		22,610,690
Unused credit card limits		8,044,231		8,052,833
Issued and confirmed letters of credit		2,041,668		1,686,971
Bank guarantees		1,445,857		1,511,172
Uncommintted lines of credit		922,615		865,377
Nation account payable ( 546 Law)		15,869		22,444
Insurance		—		47,573,300
Other		4,634,356		3,869,356

Total		108,704,994		144,460,824

Memorandum accounts in favor:
Tax value of assets		55,678,978		52,006,460
Future lease payment receivables under lease contracts		9,153,118		7,537,849
Assets and securities given in custody		7,689,807		7,993,120
Trading investments in debt securities		4,234,000		1,944,290
Investments held to maturity		2,798,346		2,948,105
Assets and securities given as collateral		2,636,473		2,638,014
Written-off assets		2,370,691		2,760,740
Investments available for sale in debt securities		855,078		1,469,400
Remittances sent for collection		25,819		317,416
Other memorandum account in favor		27,075,519		23,247,584

Total		112,517,829		102,862,978

Memorandum accounts against:
Assets and securities received as collateral
Loans financial and operating leases classified by credit risk	COP	41,604,985	COP	35,836,448
Tax value of shareholders´ equity		52,116,581		49,847,113
Qualification financial leasing		7,738,399		8,735,644
Assets and securities received in custody		6,809,746		5,884,974
Other memorandum against		6,245,954		5,807,245
Total		34,347,734		22,591,691

Total memorandum accounts		148,863,399		128,703,115

	COP	370,086,223	COP	376,026,917

(9) Commitments and Contingencies

At September 30, 2011, the details of our contingencies were as follows:

The Parent Company

a) Contingencies Covered by FOGAFIN:

During the privatization process of Banco de Colombia (which merged with and into the Bank in 1998) which was completed on January 31, 1994, Fogafin made a commitment to assume the cost of contingent liabilities resulting from events that occurred before the date of the stock purchase which were claimed within five years after the stock purchase. Fogafin’s guarantee covers eighty percent (80%) of the first COP 10,000, not considering allowances, and thereafter, one hundred percent (100%), all annually adjusted according to the consumer price index.

At September 30 of 2011, the civil contingencies covered by Fogafin’s guarantee amounted to approximately COP 176, with allowance at the same date amounting to COP 176 .

b) Legal Processes

At September 30 of 2011, several ordinary civil complaints, class actions and civil actions were filed against the Bank, as part of penal and executive proceedings, claiming approximately COP 285,901, for which provisions were recorded totaling COP 5,684.

Contingencies against the Bank greater than COP 5,000, as of September 30, 2011, are:

Proceeding	Actual		Provision		Probability
Constitutional public interest action filed by Jose Reinaldo Bolaños	COP	88,500	COP	—	Reasonably possible

Inversiones C.B.S.A		40,806		—	Remote
Carlos Julio Aguilar and others		30,210		—	Reasonably possible
Constitutional public interest action filed by Maria del Rosario Escobar Girona against the Public Defender´s Office and Bancolombia		25,500		—	Remote
Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez		9,635		—	Remote
Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila		5,784		—	Remote
Other less than COP 5,000		85,466		5,684	(Remote except COP 5,684)
Total	COP	285,901	COP	5,684

The above proceedings are outlined below:

Constitutional public interest action filed by Jose Reinaldo Bolaños:

The plaintiffs argue that, several financial institutions, including Bancolombia have illegally charged amounts not due through illegal capitalization of interest in connection with the agreements to restructure public debt by the municipality of Santiago de Cali, signed in accordance with the fiscal and financial relief law.

The plaintiffs alleged breach by the financial institutions of collective rights relating to administrative morality and the protection of public heritage of the municipality, as well as the norms relating to charging of interest.

They claim that the financial institutions should reimburse the amounts charged in excess and, as such Bancolombia should pay COP 88,491

In July 2011, the public interest conciliation hearing took place without an agreement being reached.

At September 30, 2011 the request and a decree for the review and practice of evidence is still pending.

Inversiones C.B. S.A.

In 1997, Conavi granted a loan of COP 6,000 to Inversiones C.B S.A. for the purpose of building a real estate project. This loan was scheduled to be paid to the borrower in periodic installments based on the progress of the project, this amongst other terms and conditions.

Given the fact that construction work grounded to a halt and the builder fell into arrears, Conavi suspended the payments of the loan, which in the opinion of the plaintiffs gave rise to consequential damages. The claim filed by the plaintiffs states that the Bank must pay Inversiones C.B S.A. certain sums of money including loss of profits and corresponding interest, the opportunity cost of capital, the value of the project’s liabilities as well as the effects of inflation.

This contingency is considered to be remote, since the Parent Company made the periodic installments on the loan according to the terms and conditions agreed upon, and the plaintiffs were at fault in assigning the funds, and other external causes such as the project’s lack of feasibility and the crisis prevailing within the construction sector. All of the aforementioned contributed to the failure of the project in question.

In August 2010, a favorable ruling in the first instance was granted to the Bank, which was later appealed by the plaintiff. There is no decision yet with regard to the appeal. At present the case is pending judgment in the second instance. Final arguments were presented on February 16, 2011. The case is ready to issue a judgment

As of september 30, 2011 the process continues to the second instance in the Tribunal Superior del Atlantico.

Carlos Julio Aguilar and others.

This popular action was filed by the plaintiff arguing that the restructuring of the financial obligations on the part of the Department of Valle and the performance plan signed by said plaintiff allegedly violates the collective rights of public morality and the Department’s heritage. Evidence was being heard for this action but was suspended due to the amount of proceedings that had accumulated. Therefore it shall be heard in conjunction with another popular action filed by Carlos Aponte based on this same alleged grievance. Currently the case is pending the presentation of expert opinion testimony with regard to the amount of interest charged to the Department of Valle by the different banks involved. This process is ready for the issue of judgement.

Constitutional public interest action filed by Maria del Rosario Escobar Girona against the Public Ombudsman´s Office and Bancolombia.

This suit is based on an alleged infringement of collective rights and interests relating to administrative morality and the defense of public finances, as a result of the alleged failure to pay on the part of the Bank an amount the Bank was order to pay in a class action suit filed by Luis Alberto Durán.

On September 10, 2009, the Administrative Court No. 42 of Bogota—Fourth Section held a public interest conciliation hearing in connection with the aforementioned case.

The plaintiff alleged breach by the Bank of collective rights and interests regarding administrative morality and the defense of public property in connection with its failure to pay amounts due under certain arbitral proceedings.

The defendants were notified and the Bank responded to the lawsuit on October 23, 2009. On February 18, 2010, the public interest conciliation hearing failed.

On March 11, 2010 the time allotted for producing evidence was opened.

In September 2010, a conflict of jurisdiction was presented to Administrative Court No. 42 of Bogotá arguing the court’s lack of jurisdiction to hear this Constitutional action. This conflict of jurisdiction was resolved by the Tribunal Administrativo de Cundinamarca in a decision dated September 23, 2010, according to which the Administrative Court No. 42 of Bogota must hear this Constitutional action.

On February 10, 2011, the Administrative Court No. 42 of Bogota held a new public interest conciliation hearing in connection with the aforementioned case.

On February 10, 2011, a new public interest conciliation hearing was held, in which a plan of agreement approved by the plaintiff, la Defensoría del Pueblo and the General Attorney’s office was presented.

On February 22, 2011, the judge did not approve the plan of agreement presented by the plaintiff, la Defensoría del Pueblo and the General Attorney’s office on February 10, 2011.

On February 28, 2011, the Bank and la Defensoría del Pueblo presented an appeal (recurso de reposición y subsidiariamente de apelación) against the decision made by the judge on February 22, 2011.

The appeal was unsuccessful according to decision of august 25, 2011 issued by Administrative Court of Cundinamarca (Tribunal Administrativo de Cundinamarca).

As of September 30, 2011 the case is pending for the return of the expedient to the original jurisdiction.

Editorial Oveja Negra Ltda and Jose Vicente Katarain Velez.

Plaintiffs alleged the liability of CONAVI for damages caused by issuing certificates containing false statements, which mislead a judicial public official. This fact caused pretrial detention and an order in two instances, to collate evidence relating to criminal investigations of theft and criminal restraint, against Jose Vicente Katarain Velez.

In addition, the plaintiffs requested payment of interest on damages the period between causation and caused until the moment of full payment, and an order causing of the defendant to pay of court cost. Interest is claimed at the maximum rate authorized by the Banking Superintendency (now the Superintendency of Finance) The plaintiff basis his request in the following articles of the Civil Code: 1494, 1613, 1614, 1615, 2341, 2343 paragraph 1, subsection 1, 2356 and 2358.

Mr. Vélez was investigated on charges of theft and criminal restraint. In 1992, the Prosecutor officiate CONAVI to furnish information relating to the transactions made in the bank account from which Jose Vicente Katarain would have withdrawn money.

One of the statements of CONAVI contained an erroneous date, which, did not match with the date stamped on the receipt of retirement.

The plaintiff alleges that this statement caused economic losses to him and to the Editorial Oveja Negra.

The erroneous statement could have been avoided easily by reading of the documents attached to the report. In our opinion, the error in the statement was not the determining cause of the development of criminal investigations. A factor against CONAVI is that the statement sent certified a wrong date.

In the ruling in the first instance the judge dismissed the claims and order to pay court costs of the plaintiff, this decision was appealed. The investigation is in the Tribunal Superior de Medellin (the “Superior Court”) and

has not been decided. On March 14, 2011 a notice of the ruling of the appeals court was received. This ruling confirms the decision in the first instance, which is favorable to the Bank’s interests. On March 24, 2011 the legal representative of the plaintiff filed an appeal before the Supreme Court of Justice.

As of September 30, 2011, the admission of the repeal lawsuit filed by the counterparty before the Supreme Court of Justice, is still pending.

Ordinary lawsuit filed by Gloria Amparo Zuluaga Arcila

Alleged damages as a result of debits to the applicant´s accounts in 1995 and 1996. The ordinary lawsuit is related to the acts of the Office of Unicentro of the former BIC (now known as Bancolombia S.A.). Currently, the investigation is in the evidentiary stage, pending for the testimony requested by the Bank. As of June 30, 2011 the evidentiary production remains pending because it was decided to dismiss of the dismissal of oral evidence due to the fact that they were former employees of the Bank due to the fact that some of them may be difficult to locate. As of September 30, 2011 the time allotted for producing evidence remains pending.

Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda.

According to the terms and conditions contained in a guarantee agreement for contingent liabilities entered into by the Parent Company and the Fondo Nacional de Garantías FOGAFÍN (the Colombian National Guarantee Fund) on January 18, 1994, said Fund called for an arbitration panel to be set up in order for the Parent Company to relinquish the rights held by the former Banco de Colombia in the companies Sierras del Chicó Ltda. and Chicó Oriental No. 2 Ltda. at June 30, 1993.

The Arbitration Panel ruled in favor of FOGAFIN in an award issued on October 21, 2010. The Bank then filed an appeal to revoke the award and requested that compliance with the award be suspended. Both the appeal and such request are being heard by the Third Section of the State Council. The Bank has paid the amount it was ordered to pay in the award. The case is pending of the issue of judgement by the Procuraduria.

As of September 30, 2011 the annulment action filed by the bank remains pending.

c) DIAN

Special Requirement

On December 27, 2007, the Bank received a notice from the Tax Administration of Medellin (“Administración de Impuestos de Medellin”) regarding the income tax (“impuesto de renta”) for the year 2006, in which the amount of COP 30,390 is at issue and a proposed fine of COP 48,623 is discussed.

On September 23, 2008, the aforementioned tax authorities issued an official tax settlement.

On October 15, 2009, a ruling was given on the appeal regarding the officially revised tax settlement, in which DIAN (the Colombian Tax Authorities) accepted part of the disputed tax amount and fine. Now only COP 20,137 in tax as well as a fine of COP 21,696, remains in dispute.

On March 15, 2010, the Bank filed a motion to vacate and re-establish its rights, as well as the officially reviewed tax settlement dated September 23, 2008. This motion was granted on June 22, 2010.

In April 2011, the judge appointed as rapporteur issued an order denying the accounting inspection requested.

In September 2011, closing arguments were filed and announced the delivery of the documents corresponding to the denied evidence.

In October 2011 announced documentation was filed.

The Bank and its tax advisors consider that the tax return filed for this period was drawn up in compliance with all applicable legislation.

The provision recorded for this contingency amounts to COP 40,318. This contingency is considered reasonably possible.

Request issued in 2008 by the Tax and Customs Agency of the municipality of Medellin

On June 23, 2011, the Bank received a request by the Tax and Customs Agency of Medellin in connection with the income tax corresponding to the fiscal year 2008, by mean of which the Tax and Customs Agency imposed a fine of COP 25,675 against Bancolombia.

According to the concept issued by the advisors of the Bank and an approval of the Administration, on September 23, 2011 no response was issue related to the special request, given that the arguments have already been discussed.

As of September 30, 2011, the settlement remains pending to continue with the procedure.

Municipalities

Industry and Commerce Tax corresponding to 2006

This dispute relates to the increase in the Industry and Commerce tax base with regard to returns corresponding to the savings section.

Special requirement was issued on September 23, 2008 by the Bogotá District Council for the second two-month period of 2006 stipulating COP 2,937 in tax owing and a fine of COP 4,863.

This requirement was contested on December 19, 2008, requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

A resolution in this regard was issued on January 25, 2010, confirming the decision contained in the officially reviewed tax settlement. The Bank filed appeals against Resolutions issued in 2009 and 2010 on June 25, 2010.

The time allotted for producing evidence was already completed.

On September 23, 2011 an expert testimony was joined to the investigation. . The term allowed for present the closing arguments was opened, which must be made before November 4, 2011. Once filed the closing arguments , judge would decide on first instance.

The provision recorded for this contingency amounts to COP 6,545. This contingency is considered remote. According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

On november 27, 2008 a special requerement was received for the third, fourth, fifth and sixth bi-monthly periods of 2006. This requirement stated an amount of COP 5,236 in tax owing and a fine of COP 8,377. This requirement was subsequently contested requesting that the requirement be revoked given the lack of grounds and an arithmetic error in the corresponding settlement.

On April 21, 2009, the Bogota District Council replied to the appeal against the officially reviewed tax settlement, reducing the claimed amounts to COP 1,228 in tax owing and a fine of COP 1,964.

On June 24, 2009 an appeal was filed and on June 17, 2010, the appeal was denied, therefore the claim was filed.

On May 26, 2011 closing arguments were filed.

As of September 2011decision of first intance remains pending.

The provision for this contingency amounts to COP 2,734. This contingency is considered remote. According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

Industry and Commerce Tax corresponding to 2007

This dispute related to the increase in the Industry and Commerce tax base with regard to returns corresponding to savings:

On September 28, 2009 the Bogotá City Council issued a special requirement for the second bi-monthly period of 2007, stating an amount of COP 347 in tax owing and a fine of COP 556. This requirement was subsequently contested on December 28, 2009 and in April 2010 the Bank received the officially reviewed tax settlement which was subsequently contested on June 16, 2010.

On November 25, 2009, a special requirement was received from the Industry and Commerce tax authorities for the third bi-monthly period of 2007, claiming COP 243 in tax owing and a fine of COP 388. The Bank contested this on February 25, 2010, to which an officially reviewed tax settlement was received on June 4, 2010 to which the Bank lodged an appeal for review on August 4, 2010.

On January 28, 2010, a special requirement was received from the Industry and Commerce tax authorities for the fourth, fifth and sixth bi-monthly periods of 2007, claiming COP 155 and COP 248 in tax owing. The Bank contested this on April 28, 2010, to which an officially reviewed tax settlement was received on May 28, 2010. Consequently, the Bank lodged an appeal for review on July 21, 2010.

Industry and Commerce Tax corresponding to 2008

Notices were issued to reconsider the Industry and Commerce’s taxable income for the year 2008 related to saving section:.

On July 28, 2010, a notice was received for the first two months period of 2008. This notice stated an amount of COP 994 in tax owing and a fine of COP 1,591.

On September 24, 2010, a notice was received for the second, third, fourth, fifth and sixth two months period of 2008. This notice stated an amount of COP 3,049 in tax owing and a fine of COP 4,878. The answer to the especial requirement was given on December, 2010.

On February 17, 2011 the settlement of review was received ,accordingly, an appeal dated April 15, 2011 was filed.

Industry and Commerce Tax corresponding to 2009

On June 24, 2011, a notice was received for the first four months period of 2009. On July 28, 2011, a special requirement was received for the first bimester of 2009, which include a tax claims for an amount of COP 892 and sanctions for an amount of COP 1,427.

On October 26, 2011 was filed a response to the special requirements.

On September 29, 2011, a special requirement was received for the second, third, fourth, fifth and sixth bimester of 2009, which includea tax claims for an amount of COP 4,275 and sanctions for an amount of COP 6.840.

The term to filed the response to the special requirements expires on 29 December 2011.

Pro Senior Citizen Stamp Tax for fiscal years 2005 and 2006

On June 24, 2008 two official review settlements Nos. 001-08 and 002-08 were received for the third, fourth, fifth and sixth bi-monthly periods of 2005 as well as the first, second, third and fourth bi-monthly periods of 2006, respectively, from the Barranquilla District Council, disputing a stamp tax of COP 113 and issuing a fine of COP 182.

On October 23, 2008, proceedings were filed to revoke and re-establish rights with regard to the official review settlements; the claim lodged for the fiscal year 2005 was admitted and is now underway.

The claim for fiscal year 2006 is still being admitted, an appeal was filed before the Contentious-Administrative Tribunal and is still pending admission.

The provision recorded for this contingency with regard to the Industry and Commerce tax return come to COP 286. This contingency is considered remote. According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

Pro Senior Citizen Stamp Tax for fiscal year 2007

On July 1, 2008 special requirement No. 0123-08 was received for the fifth and sixth bi-monthly periods of 2006 and the first, second, third, fifth and sixth bi-monthly periods of 2007; from the Barranquilla District Council, disputing a stamp tax of COP 91 and issuing a fine of COP 146.

On September 18, 2008 the Parent Company contested this special requirement based on the same terms on which it filed proceedings to revoke and reestablish the right for the bi-monthly periods of 2005 and 2006.

On June 9, 2009, proceedings were filed to revoke and re-establish rights with regard to the special requirement. This was duly admitted and notice is being served. The expense corresponding to these proceedings were paid in April 2010.

On August 24, 2011, was issued a ruling which accepted the claims of the lawsuit. Accordingly, the settlement of the industry and commerce tax by taxable periods 2006-5, 2006-6, 2007-1, 2007-2, 2007-3, 2007-5 and 2007-6 filed by Bancolombia was confirmed. The provision recorded for this contingency with regard to the Industry and Commerce tax return come to COP 196. This contingency is considered remote. According to Colombian GAAP, provisions for contingencies must be recorded for at least 50% of the total value of the sanction which is then adjusted at 100% of the sanction in question when the ruling is duly given in spite of the contingency is not considered probable.

SUBSIDIARIES

In its normal course of business, the Bank and its subsidiaries are involved in lawsuits or legal proceedings that are filed by various interested parties. These actions are normally claims relating to commercial law or current tax regulations. In some cases, these actions are based on monetary claims for matters that are ascribed to the Bank and its subsidiaries.

BANCO AGRICOLA S.A.

As of September 30, 2011, Banagrícola has the following judicial or administrative litigations:

In 2007, a claim for damages was filed before the Fifth Commercial Court of San Salvador against the Bank for its alleged responsibility in handling executive commercial proceedings filed by the Bank against a client in 1989. The amount claimed totaled USD 220,000. The Bank filed an action for the enforcement of its rights before the Civil Division of the Supreme Court of Justice requesting that the case be heard before a Civil Court Judge. On December 5, 2008, the Supreme Court of Justice ruled that there were grounds for the action for the enforcement of rights as requested by the Bank. On December 15, 2008, the Fifth Commercial Court of San Salvador ruled that there was a jurisdictional exception and it upheldthe right of the plaintiff to file his complaint before a court of competent jurisdiction. Formal notice of such was given to the Bank on January 6, 2009.

On December 8, 2009, notice was given to the Bank of a lawsuit filed against it before the Second Civil Court of San Salvador, which consisted of summary indemnity proceedings claiming damages, both material as well as pain and suffering for USD 284,470 and USD 5,000, respectively. This suit is similar to the above mentioned claim for damages filed against the Bank. On December 11, 2009, the Bank contested this suit refuting the claims therein contained . In compliance with that stipulated by the Superintendency of the Financial System, the Bank has duly disclosed these proceedings; however, according to the opinion given by the Bank’s legal counsel, dated July 7, 2011, the Bank has sufficient grounds on which to successfully defend itself against the corresponding claims, and the possibility of losing this case is considered remote.

FIDUCIARIA BANCOLOMBIA S.A.

As a part of its normal business operations, Fiduciaria Bancolombia entered into agreement consortium with other trust companies to manage the resources of Fosyga., a trust created by the Colombian government to administer funds dedicated to providing health benefits of the Colombian people. Such contract, after being extended, ended in September 2011 and the consortium is currently in the process of liquidating the contract. The liquidation is subject to approval by the supervisor designated by the Colombian government and is expected to be completed during the next year. The administration of the consortium has established, as of June 30, 2011 all the provisions corresponding to expenses and contingent liabilities that they are expected to incur during the liquidation process.

During 2011, the Colombian government began criminal investigations against several government officials and private health services employees regarding possible irregularities in the payment process of resources of the Fund. As of today, the consortium has not been linked to these criminal investigations; nevertheless, the Contraloría General del Estado Colombiano (Comptroller General of the Colombian State) has notified the consortium of four administrative actions related to potential liabilities relating to payments made with resources of the Fund. The administrator of the consortium has responded to all the Contropller’s inqueries and considers that as a result of this process, the probability of loss is remote.

(10) Taxation

Income tax

Colombian tax regulations applicable to the Bank and its subsidiaries provide the following:

a) The applicable statutory tax rate is 33%.

b) The minimum basis to determine taxable income for the year may not be below 3% of an entity’s net assets, calculated based on the tax basis as of the last day of the immediately preceding taxable year (presumptive income). However, any difference with the ordinary taxable income that would have been paid in the case the 3% net assets threshold, can be deducted in subsequent years, in a similar way as those procedures applied to compensate tax loss carryforwards.

c) Any non-recurring taxable income is reported and taxed separately from any ordinary taxable income, although the same income tax rate as stated in a) is applicable to both.

Non recurring taxable income is mainly generated by gains obtained from the disposal of fixed assets owned more than two years and gains resulting from the liquidation of partnerships inheritances, legacies and donations.

d) During 2010 the companies could deduct from their taxable income a special allowance calculated of 30% on their performing property and equipment purchased during the year in addition to their depreciation charges. For 2011, and subsequent years this allowance was eliminated, however, companies under special agreements signed with the Government to maintain taxes stability entered before 2011 can continue deducting this allowances until the maturity of the agreement. If the property and equipment subject to the allowance is disposed before the end of its useful life, an adjustment to income calculated in proportion to the remaining useful life of the asset, should be added to the company’s taxable income basis in the year the asset is sold.

e) Intercompany transactions with overseas related parties in countries considered tax havens, are required for income tax purposes, to be considered as taxable income, by considering the prices and profit margins that should have been used in comparable third parties arm’s length transactions. As of the date of the issuance of these financial statements, the Bank’s Management and its advisors have not yet concluded the transfer pricing analysis for 2011; however, they consider that based on the satisfactory results of the studies in 2010 and the operations for 2011, no significant additional tax provisions should be required.

Foreign tax regulations in the countries where the Bank has the main foreign subsidiaries provide the following:

a) In the Bank subsidiaries in Panama (Bancolombia Panama and Subsidiaries, Banagrícola and Banco Agrícola Panama) income tax is governed by the Panamanian Tax Code. Net income obtained by the aforementioned companies is not subject to income tax in Panama.

b) Bank subsidiaries incorporated in El Salvador pay income taxes on taxable income at statutory rate of 25% obtained within the country.

c) The Bank subsidiary in Puerto Rico, according to the law governing the International Banking Center is 100% exempt of income taxes, if income is obtained from international banking activities, pursuant to such law.

d) Bank subsidiaries incorporated in Peru pay income taxes on taxable income at statutory rate of 30% obtained within the country.

Profits obtained in Bank foreign subsidiaries are taxable income in Colombia only when they are distributed as dividends on cash basis; however the Bank management has no plans to return to Colombia all those accumulated profits in their foreign operations (except for those accumulated profits of the subsidiary Valores Bancolombia Panamá, which amounting USD 12,617 at September 30, 2011), that is why the Bank has not recorded any deferred tax liability for this matter. At September 30, 2011, profits accumulated in the Bank foreign operations amounting COP 678,807.

(11) Segments Disclosure

Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly used by the chief operating decision maker in deciding how to allocate resources and assessing performance.

The Bank has strategically organized its operations into eight major business segments as of September 30, 2011 and into nine business segments as of September, 2010, based on its market segmentation, customer’s needs and trading partners. The Bank does not have any individual external customer which represents 10% or more of the enterprise’s revenues.

The following presents information on reported operating segment profit or loss, and segment assets:

September 30, 2011
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)		Total after eliminations
Net Interest Income	COP	2,189,116	263,763	348,670	11,704	6,356	18,614	75,430	981	2,914,634	(31,343)		2,883,291
Interest income		3,169,683	312,883	642,686	11,707	6,801	28,991	161,571	1,218	4,335,540	(37,095	)(2)	4,298,445
Interest expense		980,567	49,120	294,016	3	445	10,377	86,141	237	1,420,906	(5,752	)(2)	1,415,154
Revenues (expenses) from transactions with other operating segments of the Bank		(15,183)	55	11,933	(875)	49	(477)	303	4,195	—	—		—
Net provisions		(223,200)	2,013	(27,050)	217	(671)	(11)	(15,992)	(7,148)	(271,842)	1,545		(270,297)
Net Commissions		957,758	93,685	5,040	124,842	27,636	43,452	14,236	34	1,266,683	(65,093	)(2)	1,201,590
Foreign exchange gains, and Derivatives		108,348	14,591	267	338	144	1,855	8,123	18,735	152,401	(141,293	)(2)	11,108
Other operating income		293,451	796	39,399	514	42,406	27,075	173,174	196,025	772,840	(423,160	)(2)	349,680
Total Operating Income		3,310,290	374,903	378,259	136,740	75,920	90,508	255,274	212,822	4,834,716	(659,344)		4,175,372
Operating Income before provisions		3,533,490	372,890	405,309	136,523	76,591	90,519	271,266	219,970	5,106,558	(454,503)		4,652,055
Salaries and employee benefits		838,183	68,568	62,468	29,634	11,665	48,629	5,626	3,624	1.068,397	—		1,068,397
Administrative and other expenses		1,306,897	81,116	145,771	22,341	3,909	21,510	39,323	9,472	1,630,339	(11,108	)(2)	1,619,231
Operating expenses		2,145,080	149,684	208,239	51,975	15,574	70,139	44,949	13,096	2,698,736	(11,108)		2,687,628
Non-operating income (expense)		11,210	5,479	(2,013)	719	811	4,428	(258)	(5,791)	14,585	5,994	(2)	20,579
Income before income taxes		1,176,420	230,698	168,007	85,484	61,157	24,797	210,067	193,935	2,150,565	(653,350)		1,497,215
Income tax expense		(245,143)	(44,281)	(2,072)	(31,806)	(8,830)	(715)	—	(4,316)	(337,163)	—		(337,163)
Segment profit/(loss)		931,277	186,417	165,935	53,678	52,327	24,082	210,067	189,619	1,813,402	(653,350)		1,160,052
Segment assets	COP	59,034,204	6,785,401	10,403,994	326,389	522,744	647,501	7,877,612	1,665,941	87,263,786	(6,641,577)		80,622,209

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the Financial Chief and Operating decision maker.

September 30, 2010
	Banking Colombia		Banking El Salvador	Leasing	Trust	Investment Banking	Brokerage	Off Shore	Pension and Insurance	All Other Segments	Total before eliminations	Adjustments for consolidation purposes(1)		Total after eliminations
Net Interest Income	COP	1,928,290	268,634	326,253	12,935	9.305	24,070	86,553	4,058	305	2,660,403	(132,124)		2,528,279
Interest income		2,693,190	358,112	695,568	13,066	10,417	35,673	158,148	4,116	1,412	3,969,702	(262,063	)(2)	3,707,639
Interest expense		764,900	89,478	369,315	131	1,112	11,603	71,595	58	1,107	1,309,299	(129,939	)(2)	1,179,360
Revenues (expenses) from transactions with other operating segments of the Bank		(4,648)	13,605	6,884	(535)	770	(206)	(4,968)	(14,064)	3,162	—			—
Net provisions		(333,083)	(72,371)	(40,271)	(187)	(71)	(54)	(19,973)	418	(298)	(465,890)	(1,033)		(466,923)
Net Commissions		867,251	84,459	2,849	109,797	28,879	34,494	10,128	65,904	577	1,204,338	(43,455	)(2)	1,160,883
Foreign exchange gains,and Derivatives		70,360	710	1,217	1,582	(28)	(1,155)	(8,010)	—	1,331	66,007	(34,217	)(2)	31,790
Other operating income		272,389	100	32,084	468	88,956	2,493	103,514	4,597	87,937	592,538	(217,826	)(2)	374,712
Total Operating Income		2,800,559	295,137	329,016	124,060	127,811	59,642	167,244	60,913	93,014	4,057,396	(428,655)		3,628,741
Operating Income before provisions		3,133,642	367,508	369,287	124,247	127,882	59,696	187,217	60,495	93,312	4,523,286			4,523,286
Salaries and employee benefits		749,890	64,571	51,633	25,144	9,067	44,238	5,137	10,911	2,627	963,218			963,218
Administrative and other expenses		1,040,350	74,272	102,134	12,477	2,724	18,366	45,478	11,911	16,882	1,324,594	(15,895	)(2)	1,308,699
Operating expenses		1,790,240	138,843	153,767	37,621	11,791	62,604	50,615	22,822	19,509	2,287,812	(15,895)		2,271,917
Non-operating income (expense)		51,382	(8,545)	(5,503)	(1,248)	76	13,546	(6,356)	(1,635)	8,299	50,016	16,049	(2)	66,065
Income before income taxes		1,061,701	147,749	169,746	85,191	116,096	10,584	110,273	36,456	81,804	1,819,600	(428,501)		1,391,099
Income tax expense		237,750	(39,654)	(45,497)	(28,434)	(18,433)	(932)	—	(8,461)	(4,571)	(383,732)			(383,732)
Segment profit/loss		823,951	108,095	124,249	56,757	97,663	9,652	110,273	27,995	77,233	1,435,868	(428,501)		1,007,367
Segment assets	COP	46,702,033	6,776,393	7,845,669	289,046	464,413	699,966	6,082,874	205,000	1,297,261	70,362,655	(5,692,887)		64,669,768

(1)	Includes provisions, dividends, gains on sales and non-controlling interest.
(2)	Includes adjustments for reclassification according to the analysis process used by the Financial Chief and Operating decision maker.

(12) Subsequent events

On November 2, 2011 the Bank issued ordinary notes in the local market with a total aggregate principal amount COP 600,000 (approximately USD 313.800)

The ordinary notes are issued in registered form (“a la orden”), are negotiable in the secondary market and have the following terms:

SERIES	MATURITY	COUPON RATE	AGGREGATE PRINCIPAL AMOUNT (COP MM)
B2,5	2.5 years	DTF + 1.85% TA	COP 127,282
D8	8 years	IPC + 4.10%EA	132,840
D12	12 years	IPC + 4.45%EA	115,828
D15	15 years	IPC + 4.62%EA	COP 224,050

On November 18, 2011, the Bank transferred to Protección S.A. Sociedad Administradora de Fondos de Pensiones y Cesantias, shares representing 99.99% of the share capital of AFP Crecer, subsequent to obtaining all the required authorizations from the Colombian and El Salvadorian authorities.

The transfer of the shares of AFP Crecer fulfills the obligations set forth in the purchase agreement entered into on January 28, 2011.

On December 27, 2011, according to the delegation granted by the General Shareholders of Bancolombia S.A. at a General Shareholders’ Meeting held on July 8, 2009, the Board of Directors of Bancolombia S.A. approved the terms and conditions of the issuance of sixty four million (64.000.000) non-voting preferred shares.

On January 5, 2012, The Superintendency of Finance of Colombia (“Superintendency of Finance”) issued Resolution N° 004 dated January 2, 2012, approving the public offering of 64 million preferred shares of Bancolombia S.A. (“the Bank”).

The shares will be offered initially to the shareholders of the Bank who have pre-emptive rights and are the record holders of common and preferred shares in the book of shareholders on the date on which the public offering is announced and their assignees. The unsubscribed balance of preferred shares will be offered exclusively abroad.

The subscription price set by the Board of Directors of the Bank is COP 26,000 per share.

On December 8, 2009, notice was given to Banco Agricola of a lawsuit against it seeking summary indemnity proceedings before the Second Civil Court of San Salvador for compensatory damages and damages for pain and suffering in an amount of USD 284,470 and USD 5,000, respectively. This suit is similar to the above mentioned claim for damages filed against Banco Agricola. On December 11, 2009, Banco Agricola contested the claims set forth therein. On October 20, 2011, notice was given to Banco Agricola of an amended claim for compensatory damages and damages for pain and suffering in an amount of USD 361,470 and USD 5,000, respectively. However, according to an opinion given by Banco Agricola’s legal counsel, dated January 12, 2012, Banco Agricola has sufficient grounds on which to successfully defend itself against the corresponding claims, and the possibility of losing this case is considered remote.